Form 10KSB40, Exhibit 13
period 2001-12-31
CRESCENT FINANCIAL CORP
filed 2002-03-27
CIK 1143921

                                                                    Exhibit 13.1










                         Crescent Financial Corporation

                               2001 Annual Report

Crescent Financial Corporation
--------------------------------------------------------------------------------



TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

Report of Management...................................................     1

Selected Financial and Other Data......................................     3

Management's Discussion and Analysis...................................     4

Independent Auditors' Report...........................................    18

Financial Statements

   Consolidated Balance Sheets.........................................    19

   Consolidated Statements of Operations...............................    20

   Consolidated Statements of Changes in Stockholders' Equity..........    21

   Consolidated Statements of Cash Flows...............................    22

   Notes to Financial Statements.......................................    23

Management and Bank Personnel..........................................    40

Market for the Common Stock............................................    41

General Corporate Information..........................................    42

                  Crescent Financial Corporation and Subsidiary
                              Report of Management
--------------------------------------------------------------------------------









Dear Shareholders, Customers and Friends:

From every perspective, 2001 was an excellent year for Crescent Financial Corporation and its subsidiary, Crescent State Bank. The year was one of preparation for future growth and progress of the Bank. Employees worked as a team, with a commitment to accomplishing our strategic objectives, while maintaining the focus on community banking.

Our primary goal for 2001 was to become a profitable financial institution on a monthly basis after two years of rapid branch expansion. The financial results for the year were gratifying. Profitability was achieved, significant balance sheet growth occurred and the Directors awarded a 12 1/2% stock dividend, all during a year in which the United States was plagued with the tragedy of terrorism, eleven reductions in the prime lending rate and a deteriorating economic climate.

We are particularly pleased with the increase in net income over the prior year. Net income for 2001 was $307,000, or $0.24 per share, compared to a net loss of $450,000, or ($0.35) per share for the prior year. Strong growth in earning assets and non-interest income helped mitigate the impact of the rapidly declining interest rate environment.

The Bank experienced significant growth trends in both loans and deposits throughout the year. This success resulted in 79% growth in assets from $72 million at the end of 2000 to $129 million at year-end 2001. Net loans increased during 2001 by 66% from $48 million to $79 million at the end of 2001. At the same time, deposits grew by 83% from $62 million at year-end 2000 to $113 million at year-end 2001.

In April 2001, your Board of Directors declared a 12 1/2% stock dividend. This dividend was our way of sharing success with the individuals who have supported us during the early expansion period. We are confident that the accomplishments of 2001 will result in a continued impressive performance in the future.

As we enter 2002, Crescent is now poised and ready to meet the challenges and opportunities of the future. As we succeed, we are confident that the shareholders will find their support rewarded. Our focus will remain on identifying and delivering financial products and services where the demand permits acceptable profit margins and where our Company can exceed our customers' expectations of quality and service. We will resume our efforts to expand our market presence in Wake and surrounding counties, which we believe is the best way to build long-term shareholder value.

                  Crescent Financial Corporation and Subsidiary
                              Report of Management
--------------------------------------------------------------------------------










We would like to take this opportunity to thank you for the trust that you have placed in us by investing in Crescent Financial Corporation. Our principal objective since day one has been to build outstanding value for our shareholders. While we have been very pleased with our successes to date, we are even more excited about the possibilities that lie ahead. Please recommend Crescent State Bank to your friends, family and acquaintances. Together, we will make a difference in the lives of our customers and the communities we serve.

On behalf of the Crescent team of employees and the entire Board of Directors, we thank you for your continued support and loyalty. Your comments and suggestions are always appreciated.

Sincerely,


/s/ MICHAEL G. CARLTON                      /s/ BRUCE I.HOWELL
-------------------------------------       ------------------------------------
Michael G. Carlton                          Bruce I. Howell
President and Chief Executive Officer       Chairman of the Board

                  Crescent Financial Corporation and Subsidiary
                        Selected Financial and Other Data
--------------------------------------------------------------------------------


                                                                      At or for the Year
                                                                      Ended December 31,
                                                                 ----------------------------
                                                                     2001            2000
                                                                 ------------    ------------

Summary of Consolidated Operations
   Interest and fee income                                       $  7,163,152    $  4,095,602
   Interest expense                                                 3,401,465       1,786,252
                                                                 ------------    ------------
   Net interest income                                              3,761,687       2,309,350
   Provision for loan losses                                          502,498         388,800
                                                                 ------------    ------------
   Net interest income after provision for loan losses              3,259,189       1,920,550
   Non-interest income                                                489,402         164,386
   Non-interest expense                                             3,441,603       2,535,084
                                                                 ------------    ------------
   Income/(loss) before income taxes                                  306,988        (450,148)
   Income taxes                                                            --              --
                                                                 ------------    ------------
   Net income/(loss)                                             $    306,988    $   (450,148)
                                                                 ============    ============

Balance Sheet Information
   Total assets                                                  $129,174,444    $ 72,017,151
   Investments/(1)/                                                37,990,827      20,092,433
   Loans, net of allowance for loan losses                         79,457,737      47,839,291
   Deposits                                                       113,155,355      61,699,401
   Stockholders' equity                                            10,449,721       9,994,047

Per Share Data /(3)/
   Basic and diluted net income/(loss)/(2)/                      $        .24    $       (.35)
                                                                 ============    ============

   Book value                                                    $       8.10    $       7.75
                                                                 ============    ============

Selected Other Data
   Return on average assets                                               .31%           (.91%)
   Return on average equity                                              2.97%          (4.53%)
   Average equity to average assets                                     10.47%          20.12%
   Net yield on average interest-earning assets                          7.58%           8.67%
   Average interest-earning assets to average interest-bearing
      liabilities                                                      127.16%         137.75%
   Ratio of non-interest expense to average total assets                 3.49%           5.14%
   Nonperforming assets to total assets                                   .33%             --
   Nonperforming loans to total loans                                     .53%             --
   Allowance for loan losses to total loans                              1.38%           1.30%


/(1)/ Includes interest-earning deposits, federal funds sold, investment securities and FHLB stock.
/(2)/ Income (loss) per share is computed based on the weighted average number of shares outstanding during the period.
/(3)/ Restated to reflect the 12.5% and 10.0% stock dividends paid in 2001 and 2000, respectively.

                  Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
--------------------------------------------------------------------------------


Management's discussion and analysis is intended to assist readers in the understanding and evaluation of the financial condition and consolidated results of operations of Crescent Financial Corporation (the "Company"). The analysis includes detailed discussions for each of the factors affecting Crescent Financial Corporation's operating results and financial condition for the years ended December 31, 2001 and 2000. It should be read in conjunction with the audited financial statements and accompanying notes included in this report and the supplemental financial data appearing throughout this discussion and analysis.

                             DESCRIPTION OF BUSINESS

Crescent Financial Corporation was formed on June 29, 2001 for the purpose of becoming a bank holding company for Crescent State Bank (the "Bank"). Upon formation, one share of the Company's $1 par value common stock was exchanged for each of the then outstanding 1,289,527 shares of the Bank's $5 par value common stock. The Company currently has no operations and conducts no business on its own other than owning the Bank. The formation of the Company had no impact on the operations of the Bank. The consolidated capitalization, assets, liabilities, income and expenses of the Company immediately following its formation was substantially the same as those of the Bank immediately prior to the formation.

Crescent State Bank is a North Carolina-chartered banking corporation. The primary business of the Bank is to solicit deposits and invest those funds by originating loans in its established market area. The Bank's lending activities are oriented to the small-to-medium sized business as well as to the consumer/retail customer located in Wake and Johnston Counties. The Bank offers commercial, consumer, and mortgage lending products, as well as the ability to structure credit products to fit specialized needs. Funds are also invested, to a lesser extent, in investment securities, federal funds and interest earning accounts with correspondent banks. The deposit services offered by the Bank include small business and personal checking, savings accounts and certificates of deposit. The Bank concentrates on customer relationships in building its deposit base and competes aggressively in the area of transaction accounts. Additional sources of funding available to the Bank include borrowings from the Federal Home Loan Bank and federal funds purchased from correspondent banks.

Crescent State Bank operates three branch locations in addition to its Main Office at 1005 High House Road in Cary, NC. The Bank's first location, which also served as the temporary corporate headquarters, is located at 1155 Kildaire Farm Road in Cary, NC. The second location at 303 South Salem Street in Apex, NC was opened in late November 1999. The corporate headquarters and Main Office on High House Road opened in April 2000. The Bank opened its fourth location in December 2000 at 315 E. Main Street in Clayton, NC.

The following discussion and analysis contains the consolidated financial results for the Company and Crescent State Bank for the years ended December 31, 2001 and 2000. Because the Company has no operations and conducts no business on its own other than owning Crescent State Bank, the discussion contained in this Management's Discussion and Analysis concerns primarily the business of the Bank. However, for ease of reading and because the financial statements are presented on a consolidated basis, the Company and the Bank are collectively referred to herein as the Company unless otherwise noted.

                  Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
--------------------------------------------------------------------------------


         COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2001 AND 2000

Total assets at December 31, 2001 increased by $57.2 million or 79% to $129.2 million compared to $72.0 million at December 31, 2000. The Company had earning assets of $118.8 million at year-end December 31, 2001 consisting of $80.8 million in gross loans, $23.1 million in investment securities and Federal Home Loan Bank (FHLB) stock, $11.9 million in overnight investments and $3.0 million in a certificate of deposit with a correspondent bank. Total deposits as of December 31, 2001 increased by $51.5 million or 83% to $113.2 million compared to $61.7 million at December 31, 2000. Stockholders' equity was $10.4 million at December 31, 2001 compared to $10.0 million at December 31, 2000 for an increase of $456,000 or 6%.

Gross loans increased by $32.2 million or 66% during 2001 from $48.6 million as of December 31, 2000 to $80.8 million at year-end 2001. The composition of the loan portfolio, by category, as of December 31, 2001 is as follows: 60% commercial real estate loans, 24% commercial loans, 12% residential real estate loans and 4% consumer and other loans. The commercial real estate category experienced the most significant net increase growing $19.2 million from $29.3 million to $48.5 million. Commercial real estate consists of mortgages secured by commercial property and construction loans made to builders and secured by either residential or commercial property. Net increases in other loan categories included $9.8 million in commercial loans, $1.8 million in residential real estate and $1.5 million in consumer loans. The composition of the loan portfolio at December 31, 2000, by category, was 60% commercial real estate loans, 20% commercial loans, 17% residential real estate loans and 3% consumer and other loans.

The allowance for loan losses was $1,115,800 or 1.38% of total outstanding loans at December 31, 2001 and $630,200 or 1.30% of total outstanding loans at December 31, 2000. Despite the current economic slowdown, the credit quality of the Company's loan portfolio remains high. At December 31, 2001, there was one loan in the amount of $429,000 in non-accrual status. Non-performing loans represented .53% of total outstanding loans at December 31, 2001. There were no loans past due 90 days or more and still accruing interest, and there were no other loans past due thirty days or more on December 31, 2001.

The Company had investment securities with an amortized cost of $22.5 million at December 31, 2001. All investments are accounted for as available for sale under Financial Accounting Standards Board (FASB) No. 115 and are presented at their fair market value of $22.8 million. The portfolio increased by $9.2 million or 68% compared with $13.6 million at December 31, 2000. The Company's investment in debt securities at December 31, 2001, consists of U.S. Government agency securities, collateralized mortgage obligations (CMO), mortgage-backed securities (MBS) and municipal bonds. Additions to the investment portfolio included $16.7 million in new securities purchases, a $266,000 increase in the portfolio fair market value and $25,000 of net purchase discount accretion. Activities resulting in portfolio decreases included $4.6 million in security sales, $2.3 million in bond maturities, and $979,000 of principal re-payments on CMOs and MBSs.

                  Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
--------------------------------------------------------------------------------


Federal funds sold increased by $4.0 million between December 31, 2000 and December 31, 2001 growing from $6.3 million to $10.3 million. The Company holds funds in overnight investments to provide liquidity for future loan demand and to satisfy fluctuations in deposit levels. Overnight funds tend to increase sharply at month-end due to several real estate settlement accounts maintained by bank customers. Approximately $4.4 million in federal funds sold at December 31, 2001 are attributable to the real estate settlement accounts.

Non-earning assets increased by $7.6 million from $4.1 million at December 31, 2000 to $11.7 million at December 31, 2001. The entire increase is attributable to the cash and the non-interest bearing due from banks categories. The Company has a number of customers who are real estate settlement attorneys. These customers make large check deposits on or about the last day of the month. Funds represented by these large check deposits are considered in process of collection at December 31, 2001 and are not available for overnight investment. Approximately $5.4 million of the $10.1 million in cash and due from banks at December 31, 2001 is attributable to real estate settlement deposit relationships. Premises and equipment at December 31, 2001 is $851,000. The net decrease of $170,000 during 2001 resulted from new purchases of $151,000 net of depreciation of $321,000. Accrued interest receivable increased by $130,000 to $513,000 at December 31, 2001 as a result of the increase in earning assets. Other assets increased from $202,000 at December 31, 2000 to $267,000 at December 31, 2001 due to an increase in our net deferred tax assets.

Total deposits increased $51.5 million or 83% from $61.7 million on December 31, 2000 to $113.2 on December 31, 2001. The composition of the deposit base, by category, at December 31, 2001 is as follows: 41% time deposits, 24% non-interest-bearing demand deposits, 19% money market and savings, and 16% interest-bearing demand deposits. All deposit categories experienced increases over the twelve-month period. Dollar and percentage increases by category were as follows: non-interest-bearing demand deposits, $18.7 million or 222%; time deposits, $17.2 million or 59%; interest-bearing demand deposits, $9.7 million or 116%; and money market and savings, $5.9 million or 37%. Time deposits of $100,000 or more totaled $21.6 million, or 20% of total deposits at December 31, 2001. The composition of deposits at December 31, 2000 was 47% time deposits, 13% interest-bearing demand deposits, 26% money market and savings, and 14% non-interest-bearing demand deposits. Time deposits of $100,000 or more at December 31, 2000 were $9.5 million or 15% of total deposits.

The Company has deposit relationships with a number of real estate settlement attorneys. Because of the nature of the business, funds for settlements flow into the accounts at or near the end of each month and flow back out during the first several days of the next month. The volume of this deposit influx varies significantly from month to month and is dependent on a number of factors affecting the housing industry. The effect on the Company's balance sheet of these relationships is to increase total deposits, federal funds sold, non-interest-bearing cash and ultimately total assts at each month-end. Average deposits in the interest-bearing and non-interest-bearing deposit categories for the month of December 2001 were $35.4 million compared to actual December 31, 2001 month-end deposits of $45.2 million. The difference of $9.8 million is primarily due to funds deposited into the real estate attorney settlement records.

At December 31, 2001, the Company had $5.0 million of borrowings with the FHLB. The advance carries an interest rate of 4.44% and matures on July 6, 2011 but is continuously convertible every three months after July 6, 2003 to a variable rate at three month LIBOR (London Inter-Bank Offering Rate) flat. There were no borrowings outstanding at December 31, 2000.

                  Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
--------------------------------------------------------------------------------


Other liabilities increased by $152,000 to $386,000 at December 31, 2001 compared with $234,000 at December 31, 2000. This increase resulted from an increase in income taxes payable of $137,000.

Between December 31, 2000 and December 31, 2001, total stockholders' equity increased by $456,000. The net increase reflects the Company's net income for the year of $307,000 and an increase in the market value of the available-for-sale investment portfolio, net of taxes, of $149,000.

             COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED
                           DECEMBER 31, 2001 AND 2000

Net Income. Net income for the year ended December 31, 2001 was $307,000 compared with a net loss of $450,000 for the year ended December 31, 2000. On a per share basis, adjusted for the April 2001 stock split, basic earnings per share was $.24 in 2001 compared with a net loss per share of $.35 in the prior year. Return on average assets was 0.31% and (.91%) and return on average equity was 2.97% and (4.53%) for the years ended December 31, 2001 and 2000, respectively.

Earnings for the year ended December 31, 2001 were positively impacted by strong growth in average earning assets and non-interest income. The full impact of the growth in average earning assets was mitigated by the sharp decline in short-term interest rates during the year. During 2001, there were increases in non-interest expense due to branch expansion in late 2000 and the provision for loan losses due to strong loan growth.

Net Interest Income. Net interest income increased by $1.5 million or 63% from $2.3 million at December 31, 2000 to $3.8 million at December 31, 2001. Total interest income benefited from strong growth in average earning assets that offset the lower asset yields resulting from the drastic reduction in short-term interest rates.

Total average earning assets increased $47.3 million or over 100% from an average of $47.2 million in 2000 to an average of $94.5 million in 2001. The Company experienced strong loan growth during 2001 with the average balance increasing by $34.2 million. Increases in average volume for investment securities and other earning assets were $4.7 million and $7.8 million, respectively. The net increase in total interest income was $3.1 million and resulted from an increase of $3.5 million due to the growth in average earning assets net of a decrease of $400,000 due to a decline in the yield on earning assets. Average interest-bearing liabilities increased by $40.1 million during 2001 of which $37.8 million was attributable to deposits and $2.3 million to borrowings. The net increase in interest expense of $1.6 million resulted from $1.8 million of additional expense due to growth in interest-bearing liabilities and a savings of $187,000 due to reductions in the cost of funds.

Net interest margin is interest income earned on loans, securities and other earning assets, less interest expense paid on deposits and borrowings, expressed as a percentage of total average earning assets. The net interest margin for the year ended 2001 was 3.98% compared to 4.89% for 2000. The Federal Reserve Open Market Committee (FOMC) cut short-term interest rates eleven times during 2001 for a total of 475 basis points. The decline in net interest margin resulted from the differences between the terms and conditions of earning assets and interest-bearing liabilities. Interest rates on a significant portion of earning assets such as certain loans and short-term investments are tied to index rates including the prime lending rate and the

                  Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
--------------------------------------------------------------------------------


Federal funds rate. Conversely, rates on a significant portion of interest-bearing liabilities such as certificates of deposits and borrowings remain fixed until maturity. When rates decline as sharply and quickly as experienced during the preceding twelve months, the income on certain earning assets declines immediately after a rate reduction and the impact on interest expense is delayed until such time as the instrument matures. The average yield on earning assets for 2001 was 7.58% or 109 basis points lower than the 8.67% for 2000. The cost of interest-bearing liabilities was 4.57% as compared with 5.21% for the prior year. The interest rate spread, which is the difference between the average yield on earning assets and the cost of interest-bearing funds, declined 45 basis points from 3.46% in 2000 to 3.01% in 2001.

Provision for Loan Losses. The Company's provision for loan losses for 2001 was $502,000, representing a $113,000 or 29% increase over the $389,000 recorded for 2000. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management based on factors discussed under "Analysis of Allowance for Loan Losses." The increase in the 2001 provision, as compared to the 2000 provision, is principally due to the growth in total outstanding loans from $48.6 million at December 31, 2000 to $80.8 million at December 31, 2001. The allowance for loan losses was $1.1 million at December 31, 2001, representing 1.38% of total outstanding loans and 260% of non-performing loans. The allowance for loan losses at December 31, 2000 was $630,000 or 1.30% of total outstanding loans at that date.

Non-Interest Income. Non-interest income increased by $325,000 or 198% to $489,000 for the year ended December 31, 2001 compared with $164,000 for the prior year. The largest components of non-interest income in the current year were $169,000 in customer service charges, $164,000 in mortgage loan origination fees, and $90,000 in service charges and fees on deposit accounts. Management expects mortgage loan origination fees to increase during 2002 given a stable interest rate environment. Additionally, management expects the level of other non-interest income to increase with the volume of deposit accounts and with the introduction of new products such as receivables factoring and investment services.

Non-Interest Expenses. The Company incurred $3.4 million in non-interest expenses for the year ended December 31, 2001 compared with $2.5 million in the prior year. The 36% increase was primarily due to the branch expansion of Crescent State Bank during the prior year and the additional staff hired to support franchise growth. Two banking offices were opened during 2000, one in April and the other in December. The full annual impact of those locations on non-interest expense was not realized until 2001. The two categories of non-interest expense most impacted by the office and staff expansion are personnel and occupancy expense. These two categories accounted for $746,000 of the total $907,000 increase in non-interest expense.

The largest component of non-interest expense for the year ended December 31, 2001 was personnel expense. Salaries and benefits expense was $1.7 million for the year ended December 31, 2001, representing a $578,000 or 52% increase over the $1.1 million recorded for the prior year. The Company added lending and support personnel during the year to accommodate the high rate of asset growth. Additionally, personnel costs for the office opened in December 2000 were minimal in the prior year when compared to the year ended December 31, 2001. The Company experienced increased employee benefit cost due to increases in health care. Management anticipates personnel expense to continue to increase as opportunities to hire quality employees present themselves.

                  Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
--------------------------------------------------------------------------------


Occupancy expenses increased by $167,000 or 28% from $598,000 for the year ended December 31, 2000 to $766,000 for the current year. The increase is principally related to the branch expansion done in December 2000. A full year of occupancy expenses at the new facility accounted for $124,000 during the year ended December 31, 2001. Management believes that occupancy expenses will increase in the near-term as the Company pursues growth in accordance with its strategic plan.

Data processing expenses were $206,000 for the year ended December 31, 2001 compared with $167,000 for the prior year. The $39,000 or 23% increase was due to growth in account volumes, data line expenses for the new facility and contractual increases in data processing costs. Because data processing expense is tied closely to transaction and account volumes, these expenses should increase as the Company continues to grow.

For the year ended December 31, 2001, other non-interest expenses increased by $161,000 to $978,000 compared with $817,000 for the prior year. The increase was primarily as a result of the Company's continued growth. The largest components of other non-interest expenses include professional fees and services, office supplies and printing, advertising and loan related fees. Management expects that as the complexity and size of the Company increases, expenses associated with these categories will continue to increase.

Provision for Income Taxes. The Company had no recorded income tax expense or benefit in 2001 or 2000, principally due to the incurrence of net operating losses in prior years and adjustments to the valuation allowance associated with deferred tax assets. While the Company expects to recognize income tax expense during 2002, its effective tax rate should be significantly less than the statutory rates due to adjustments to the valuation allowance for the deferred tax assets.

                  Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
--------------------------------------------------------------------------------


                               NET INTEREST INCOME

Net interest income represents the difference between income derived from interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is affected by both (1) the difference between the rates of interest earned on interest-earning assets and the rates paid on interest-bearing liabilities ("interest rate spread") and (2) the relative amounts of interest-earning assets and interest-bearing liabilities ("net interest-earning balance"). The following table sets forth information relating to average balances of the Company's assets and liabilities for the years ended December 31, 2001 and 2000. The table reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities (derived by dividing income or expense by the daily average balance of interest-earning assets or interest-bearing liabilities, respectively) as well as the net interest margin. In preparing the table, non-accrual loans are included in the average loan balance.

--------------------------------------------------------------------------------------------------------------------------


                                                                   For the Twelve-Months Ended December 31,
                                                   -----------------------------------------------------------------------
                                                                  2001                                 2000
                                                   -----------------------------------------------------------------------
                                                    Average                 Average      Average                 Average
                                                    Balance    Interest    Yield/Cost    Balance    Interest    Yield/Cost
                                                   -----------------------------------------------------------------------
Interest-earnings assets
------------------------
Loan portfolio                                     $ 65,906    $  5,548        8.42%    $ 31,693    $  3,130        9.88%
Investment securities                                18,245       1,140        6.25%      13,526         834        6.17%
Fed funds and other interest-earning assets          10,389         475        4.57%       1,998         132        6.61%
                                                   ---------------------------------------------------------------------
Total interest-earning assets                        94,540       7,163        7.58%      47,217       4,096        8.67%
Noninterest-bearing assets                            4,186                                2,138
                                                   --------                             --------
Total assets                                       $ 98,726                             $ 49,355
                                                   ========                             ========

Interest-bearing liabilities
----------------------------
Deposits                                           $ 71,743       3,285        4.58%    $ 33,962       1,766        5.20%
Borrowings                                            2,607         116        4.45%         315          20        6.35%
                                                   ---------------------------------------------------------
Total interest-bearing liabilities                   74,350       3,401        4.57%      34,277       1,786        5.21%
Other liabilities                                    14,042                                5,150
                                                   --------                             --------
Total Liabilities                                    88,392                               39,427
Stockholders' equity                                 10,335                                9,928
                                                   --------                             --------
Total liabilities & stockholders' equity           $ 98,726                             $ 49,355
                                                   ========                             ========

                                                               --------                             --------
Net interest income                                            $  3,762                             $  2,310
                                                               ========                             ========
Interest rate spread                                                           3.01%                                3.46%
                                                                           ========                             ========
Net yield on interest-earning assets                                           3.98%                                4.89%
                                                                           ========                             ========

Percentage of average interest-earning assets
 to average interest-bearing liabilities                                     127.16%                              137.75%
                                                                           ========                             ========

--------------------------------------------------------------------------------------------------------------------------

                  Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
--------------------------------------------------------------------------------


                          VOLUME/RATE VARIANCE ANALYSIS

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period's rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period's volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.

-------------------------------------------------------------------------------------

                                                     Twelve Months Ended December 31,
                                                              2001 vs. 2000
                                                              (in Thousands)
                                                       ----------------------------
                                                        Increase (Decrease) Due to
                                                       ----------------------------

                                                       -----------------    -------
                                                        Volume     Rate      Total
                                                       -----------------    -------
         Interest Income
         Loan portfolio                                $ 2,802   $  (384)   $ 2,418
         Investment securities                             295        11        306
         Fed funds and other interest-earning assets       370       (27)       343
                                                       -----------------    -------
         Total interest income                           3,467      (400)     3,067


         Interest Expense
         Deposits                                        1,702      (183)     1,519
         Borrowings                                        100        (4)        96
                                                       -----------------    -------
         Total interest expense                          1,802      (187)     1,615

         Net interest income                           $ 1,665   $  (213)   $ 1,452
                                                       =================    =======

-------------------------------------------------------------------------------------


                              NONPERFORMING ASSETS

The financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on loans, unless a loan is placed in nonaccrual status. A loan is place in nonaccrual status when we have serious doubts about the collectibility of principal or interest. Generally, our policy is to place a loan in nonaccrual status when the loan becomes past due 90 days. Loans are also placed in nonaccrual status in cases where there is uncertainty as to whether the borrower can satisfy the contractual terms of the loan agreement. Amounts received on nonaccrual loans generally are applied first to principal and then to interest only after all principal has been collected.

At December 31, 2001, there was one loan in the amount of $429,000 in nonaccrual status. The nonaccrual loan represented .53% of total outstanding loans at December 31, 2001 and .33% of total assets. Interest foregone on the nonaccrual loan was approximately $11,000 for the year ended December 31, 2001.

                  Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
--------------------------------------------------------------------------------


                      ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through periodic charges to earnings in the form of a provision for loan losses. Increases to the allowance for loan losses occur as a result of provisions charged to operations and recoveries of amounts previously charged-off, and decreases to the allowance occur when loans are charged-off. Management evaluates the adequacy of our allowance for loan losses on a monthly basis. The evaluation of the adequacy of the allowance for loan losses involves the consideration of loan growth, loan portfolio composition and industry diversification, historical loan loss experience, current delinquency levels, adverse conditions that might affect a borrower's ability to repay the loan, estimated value of underlying collateral, prevailing economic conditions and all other relevant factors derived from the Company's limited history of operations. Because of our limited history, we also consider the loss experience history and allowance ratios of other similar community banks and the knowledge and expertise obtained by management and senior lending officers from prior years experience at former institutions. Additionally, as an important component of their periodic examination process, regulatory agencies review the allowance for loan losses and may require additional provisions for estimated losses based on judgments that differ from those of management.

The Company uses an internal grading system to assign the degree of inherent risk on each individual loan. The grade is initially assigned by the lending officer and reviewed by the Credit Administration function. The internal grading system is reviewed and tested periodically by an independent third party credit review firm. The testing process involves the evaluation of a sample of new loans, loans having been identified as possessing potential weakness in credit quality, past due loans and nonaccrual loans to determine the ongoing effectiveness of the internal grading system. The loan grading system is used to assess the adequacy of the allowance for loan losses.

Management has developed a model for evaluating the adequacy of the allowance for loan losses. The model distinguishes between loans that will be evaluated as a group by loan category and those loans to be evaluated individually. Using the various evaluation factors mentioned above, management predetermined allowance percentages for each major loan category. Loans that exhibit an acceptable level of risk per the internal loan grading system are grouped by loan category and multiplied by the associated allowance percentage to determine an adequate level of allowance for loan losses.

Based on the loan grading system, management maintains an internally classified watch list. Loans classified as watch list credits, and those loans that are not watch list credits but possess other characteristics which in the opinion of management suggest a higher degree of inherent risk, are evaluated individually, by loan category, using higher allowance percentages. Using the data gathered during the monthly evaluation process, the model calculates an acceptable range for allowance for loan losses. Management and the Board of Directors are responsible for determining the appropriate level of the allowance for loan losses within that range.

The primary reason for increases to the allowance for loan losses has been growth in total outstanding loans; however, there were other factors influencing the provision. For the year ended December 31, 2001, the Company charged-off $17,000 in loans or .03% of average loans outstanding compared with no loan charge-offs for the prior year. At December 31, 2001, there were $429,000 of non-performing loans or .53% of total outstanding loans on that date. There were no non-performing loans at December 31, 2000. During 2001, management made an adjustment to the allowance for loan losses model to recognize an increase in inherent risk associated with loans for acquisition, development and construction lending as compared with

                  Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
--------------------------------------------------------------------------------


commercial mortgage lending. The increase in charge-offs and non-performing loans, together with the adjustment in methodology regarding acquisition, development and construction loans, were significant factors contributing to the increased provision for loan losses in the current year compared with the prior year. The allowance for loan losses at December 31, 2001 was $1.1 million, which represents 1.38% of total outstanding loans and 260% of non-performing loans at that date. The allowance at December 31, 2000 was $630,000 or 1.30% of total outstanding loans.

The allowance for loan losses represents management's estimate of an amount adequate to provide for known and inherent losses in the loan portfolio in the normal course of business. While management believes the methodology used to establish the allowance for loan losses incorporates the best information available at the time, future adjustments to the level of the allowance may be necessary and the results of operations could be adversely affected should circumstances differ substantially from the assumptions initially used. We believe that the allowance for loan losses was established in conformity with generally accepted accounting principles; however, there can be no assurances that the regulatory agencies, after reviewing the loan portfolio, will not require management to increase the level of the allowance. Likewise, there can be no assurance that the existing allowance for loan losses is adequate should there be deterioration in the quality of any loans or changes in any of the factors discussed above. Any increases in the provision for loan losses resulting from such deterioration or change in condition could adversely affect the financial condition of the Company and results of its operations.

The following table describes the allocation of the allowance for loan losses among various categories of loans for the dates indicated.


------------------------------------------------------------------------------------
Allocation of Allowance for Loan Losses

                                                       At December 31,
                                         -------------------------------------------
                                                 2001                   2000
                                         --------------------   --------------------
                                                   % of Total             % of Total
                                          Amount    Loans (1)    Amount    Loans (1)
                                         --------  ----------   --------  ----------
                                                   (Dollars in thousands)

Residential real estate loans            $     45      12.43%   $     49      16.95%
Commercial mortgage loans                     312      31.20%        163      27.50%
Construction loans                            387      29.02%        198      33.21%
Commercial and industrial loans               306      23.77%        189      19.55%
Loans to individuals                           66       3.58%         31       2.79%
                                         --------   --------    --------   --------

              Total loans                $  1,116     100.00%   $    630     100.00%
                                         ========   ========    ========   ========

(1) Represents total of all outstanding loans in each category as a percent of total loans outstanding
------------------------------------------------------------------------------------

                  Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
--------------------------------------------------------------------------------


The following table presents information regarding changes in the allowance for loan losses for the years indicated:

-----------------------------------------------------------------------------------------
Changes in Allowance for Loan Losses

                                                          For the Year Ended December 31,
                                                          -------------------------------
                                                            2001                   2000
                                                          --------               --------
                                                              (Dollars in thousands)

Balance at the beginning of the year                      $    630               $    241
Charge-offs:
         Commercial and industrial loans                        13                     --
         Loans to individuals                                    4                     --
                                                          --------               --------

                  Total charge-offs                             17                     --
                                                          --------               --------

Recoveries                                                      --                     --
                                                          --------               --------

Net charge-offs                                                 17                     --

Provision for loan losses                                      503                    389
                                                          --------               --------

Balance at the end of the year                            $  1,116               $    630
                                                          ========               ========

Total loans outstanding at year-end                       $ 80,768               $ 48,591

Average loans outstanding for the year                    $ 65,906               $ 31,693

Allowance for loan losses to total loans outstanding          1.38%                  1.30%

Ratio of net charge-offs to average loans outstanding         0.03%                    NM
-----------------------------------------------------------------------------------------

                         LIQUIDITY AND CAPITAL RESOURCES

Maintaining adequate liquidity while managing interest rate risk is the primary goal of the Company's asset and liability management strategy. Liquidity is the ability to fund the needs of the Company's borrowers and depositors, pay operating expenses, and meet regulatory liquidity requirements. Maturing investments, loan and mortgage-backed security principal repayments, deposit growth and borrowings from the Federal Home Loan Bank are presently the main sources of the Company's liquidity. The Company's primary uses of liquidity are to fund loans and to make investments.

Because of our continued growth, we have maintained a relatively high level of liquidity. As of December 31, 2001, liquid assets (cash and due from banks, interest-earning deposits with banks, federal funds sold and investment securities available for sale) were approximately $47.8 million, which represents 40% of total assets and 42% of total deposits. Supplementing this liquidity, the Company has available lines of credit from various correspondent banks of approximately $16.4 million. At December 31, 2001, outstanding commitments for undisbursed lines of credit and letters of credit amounted to $24.9 million. Management believes that the combined aggregate liquidity position of the Company is sufficient to meet the funding requirements of loan demand and deposit maturities and withdrawals in the near term.

                  Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
--------------------------------------------------------------------------------


Certificates of deposits represented 41% of the Company's total deposits at December 31, 2001. The Company's growth strategy will include efforts focused at increasing the relative volume of transaction deposit accounts. Certificates of deposit of $100,000 or more represented 19% of the Company's total deposits at year-end. While these deposits are generally considered rate sensitive, management believes most of them are relationship-oriented. While the Company will need to pay competitive rates to retain these deposits at maturity, there are other subjective factors that will determine the Company's continued retention of those deposits.

Under federal capital regulations, Crescent State Bank must satisfy certain minimum leverage ratio requirements and risk-based capital requirements. At December 31, 2001, the Bank's equity to asset ratio was 8.09%. All capital ratios place the Bank in excess of the minimum required to be deemed a well-capitalized bank by regulatory measures. The Bank's ratio of Tier I capital to risk-weighted assets at December 31, 2001 was 10.67%.

                           ASSET/LIABILITY MANAGEMENT

The Company's asset/liability management, or interest rate risk management, program is focused primarily on evaluating and managing the composition of its assets and liabilities in view of various interest rate scenarios. Factors beyond the Company's control, such as market interest rates and competition, may also have an impact on the Company's interest income and interest expense.

In the absence of other factors, the yield or return associated with the Company's earning assets generally will increase from existing levels when interest rates rise over an extended period of time and, conversely, interest income will decrease when interest rates decline. In general, interest expense will increase when interest rates rise over an extended period of time and, conversely, interest expense will decrease when interest rates decline.

Interest Rate Gap Analysis. As a part of its interest rate risk management policy, the Company calculates an interest rate "gap." Interest rate "gap" analysis is a common, though imperfect, measure of interest rate risk, which measures the relative dollar amounts of interest-earning assets and interest-bearing liabilities which reprice within a specific time period, either through maturity or rate adjustment. The "gap" is the difference between the amounts of such assets and liabilities that are subject to repricing. A "positive" gap for a given period means that the amount of interest-earning assets maturing or otherwise repricing within that period exceeds the amount of interest-bearing liabilities maturing or otherwise repricing within the same period. Accordingly, in a declining interest rate environment, an institution with a positive gap would generally be expected, absent the effects of other factors, to experience a decrease in the yield on its assets greater than the decrease in the cost of its liabilities and its income should be negatively affected. Conversely, the yield on its assets for an institution with a positive gap would generally be expected to increase more quickly than the cost of funds in a rising interest rate environment, and such institution's net interest income generally would be expected to be positively affected by rising interest rates. Changes in interest rates generally have the opposite effect on an institution with a "negative gap."

The table below sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001 that are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end

                  Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
--------------------------------------------------------------------------------


of the next upcoming adjustment period. Money market deposit accounts and negotiable order of withdrawal or other transaction accounts are assumed to be subject to immediate repricing and depositor availability and have been placed in the shortest period. In making the gap computations, none of the assumptions sometimes made regarding prepayment rates and deposit decay rates have been used for any interest-earning assets or interest-bearing liabilities. In addition, the table does not reflect scheduled principal payments that will be received throughout the lives of the loans or investments. The interest rate sensitivity of the Company's assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

                                                       Terms to Repricing at December 31, 2001
                                              --------------------------------------------------------
                                                         More Than    More Than
                                               1 Year    1 Year to   3 Years to   More Than
                                               or Less    3 Years     5 Years      5 Years      Total
                                              --------    --------    --------    --------    --------
                                                               (Dollars in thousands)

INTEREST-EARNING ASSETS:
   Loans receivable:
     Real estate - commercial                 $ 34,145    $  4,592    $  4,167    $  5,570    $ 48,474
     Real estate - residential                     354         660         600          --       1,614
     Commercial and industrial loans            13,697       3,011       2,684                  19,392
     Home equity lines and loans                 8,142         192          90          --       8,424
     Loans to individuals                        1,377         832         593          61       2,863
   Interest-earning deposits with banks          4,589          --          --          --       4,589
   Federal funds sold                           10,319          --          --          --      10,319
   Investment securities available for sale      4,749       7,243       4,891       5,950      22,833
   Federal Home Loan Bank stock                    250          --          --          --         250
                                              --------    --------    --------    --------    --------

         Total interest-earning assets        $ 77,622    $ 16,530    $ 13,025    $ 11,581    $118,758
                                              ========    ========    ========    ========    ========

INTEREST-BEARING LIABILITIES:
   Deposits:
     Money market, NOW and savings            $ 39,934    $     --    $     --    $     --    $ 39,934
     Time                                       35,900       7,152       3,047          --      46,099
   Borrowings                                       --          --          --       5,000       5,000
                                              --------    --------    --------    --------    --------

         Total interest-bearing liabilities   $ 75,834    $  7,152    $  3,047    $  5,000    $ 91,033
                                              ========    ========    ========    ========    ========

INTEREST SENSITIVITY GAP PER
   PERIOD                                     $  1,788    $  9,378    $  9,978    $  6,581    $ 27,725

CUMULATIVE INTEREST SENSITIVITY
   GAP                                        $  1,788    $ 11,166    $ 21,144    $ 27,725    $ 27,725

CUMULATIVE GAP AS A PERCENTAGE
OF TOTAL INTEREST-EARNING ASSETS                  0.02%       9.40%      17.80%      23.35%      23.35%

CUMULATIVE INTEREST-EARNING
   ASSETS AS A PERCENTAGE OF
   CUMULATIVE INTEREST-BEARING
   LIABILITIES                                  102.36%     113.46%     124.58%     130.46%     130.46%

Loans maturing or repricing after December 31, 2002 totaled $23.1 million and consist entirely of fixed rate loans.

                  Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
--------------------------------------------------------------------------------


                     IMPACT OF INFLATION AND CHANGING PRICES

A commercial bank has an asset and liability composition that is distinctly different from that of a company with substantial investments in plant and inventory because the major portions of its assets are monetary in nature. As a result, a bank's performance may be significantly influenced by changes in interest rates. Although the banking industry is more affected by changes in interest rates than by inflation in the prices of goods and services, inflation is a factor that may influence interest rates. However, the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. Inflation does affect operating expenses in that personnel expenses and the cost of supplies and outside services tend to increase more during periods of high inflation.

                           FORWARD-LOOKING INFORMATION

This annual report to stockholders contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations and other business of Crescent Financial Corporation that are subject to various factors which could cause actual results to differ materially from those estimates. Factors that could influence the estimates include changes in national, regional and local market conditions, legislative and regulatory conditions, and the interest rate environment.

                                     [LOGO]

                                 DIXON ODOM PLLC
                  Certified Public Accountants and Consultants




                          INDEPENDENT AUDITORS' REPORT



To the Stockholders and the Board of Directors
Crescent Financial Corporation
Cary, North Carolina


We have audited the accompanying consolidated balance sheets of Crescent Financial Corporation and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crescent Financial Corporation and Subsidiary at December 31, 2001 and 2000 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ Dixon Odom PLLC
---------------------------

Sanford, North Carolina
January 24, 2002

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000
--------------------------------------------------------------------------------


ASSETS                                                         2001             2000
                                                           -------------    -------------

Cash and due from banks                                    $  10,094,763    $   2,478,615
Interest-earning deposits with banks                           4,589,086          142,940
Federal funds sold                                            10,319,000        6,260,000
Investment securities available for sale (Note C)             22,832,741       13,589,493
Loans, net (Note D)                                           79,457,737       47,839,291
Accrued interest receivable                                      513,064          382,926
Federal Home Loan Bank stock, at cost                            250,000          100,000
Premises and equipment (Note E)                                  851,361        1,021,833
Other assets                                                     266,692          202,053
                                                           -------------    -------------

                                            TOTAL ASSETS   $ 129,174,444    $  72,017,151
                                                           =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits
   Demand                                                  $  27,121,961    $   8,422,160
   Savings                                                       682,803          484,493
   Money market and NOW                                       39,251,263       23,882,335
   Time (Note F)                                              46,099,328       28,910,413
                                                           -------------    -------------

                                          TOTAL DEPOSITS     113,155,355       61,699,401

Federal Home Loan Bank advances (Note G)                       5,000,000               --
Accrued expenses and other liabilities                           569,368          323,703
                                                           -------------    -------------

                                       TOTAL LIABILITIES     118,724,723       62,023,104
                                                           -------------    -------------

Stockholders' Equity (Note K)
   Common stock, 2001, $1 par value, 5,000,000
      shares authorized; 1,289,527 shares issued
      and outstanding; 2000, $5 par value,
      5,000,000 shares authorized, 1,146,246
      shares issued and outstanding                            1,289,527        5,731,230
   Additional paid-in capital                                  9,625,506        5,183,801
   Accumulated deficit                                          (652,891)        (959,879)
   Accumulated other comprehensive income                        187,579           38,895
                                                           -------------    -------------

                              TOTAL STOCKHOLDERS' EQUITY      10,449,721        9,994,047
                                                           -------------    -------------

Commitments (Notes H and L)

                                   TOTAL LIABILITIES AND
                                    STOCKHOLDERS' EQUITY   $ 129,174,444    $  72,017,151
                                                           =============    =============


See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                               2001          2000
                                                           -----------   -----------

INTEREST AND FEE INCOME
   Loans                                                   $ 5,548,384   $ 3,130,022
   Investment securities available for sale                  1,139,874       833,784
   Interest-earning deposits with banks                        175,404         8,016
   Federal funds sold                                          299,490       123,780
                                                           -----------   -----------

                           TOTAL INTEREST AND FEE INCOME     7,163,152     4,095,602
                                                           -----------   -----------

INTEREST EXPENSE
   Money market, NOW and savings deposits                      894,535       643,624
   Time deposits                                             2,390,157     1,122,474
   Borrowings                                                  116,773        20,154
                                                           -----------   -----------

                                  TOTAL INTEREST EXPENSE     3,401,465     1,786,252
                                                           -----------   -----------

                                     NET INTEREST INCOME     3,761,687     2,309,350

PROVISION FOR LOAN LOSSES (Note D)                             502,498       388,800
                                                           -----------   -----------

                               NET INTEREST INCOME AFTER
                               PROVISION FOR LOAN LOSSES     3,259,189     1,920,550
                                                           -----------   -----------

NON-INTEREST INCOME (Note J)                                   489,402       164,386
                                                           -----------   -----------

NON-INTEREST EXPENSE
   Salaries and employee benefits                            1,698,205     1,119,859
   Occupancy and equipment                                     765,827       598,438
   Other (Note J)                                              977,571       816,787
                                                           -----------   -----------

                              TOTAL NON-INTEREST EXPENSE     3,441,603     2,535,084
                                                           -----------   -----------

                       INCOME (LOSS) BEFORE INCOME TAXES       306,988      (450,148)

INCOME TAXES (Note I)                                               --            --
                                                           -----------   -----------

                                       NET INCOME (LOSS)   $   306,988   $  (450,148)
                                                           ===========   ===========

NET INCOME (LOSS) PER COMMON SHARE
   Basic and diluted                                       $       .24   $      (.35)
                                                           ===========   ===========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
   Basic and diluted                                         1,289,527     1,289,527
                                                           ===========   ===========


See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                                                       Accumulated
                                                                                                         other
                                                  Common stock            Additional                   comprehensive
                                          ---------------------------      paid-in      Accumulated      income          Total
                                             Shares         Amount         capital        deficit        (loss)         equity
                                          ------------   ------------   ------------   ------------   ------------   ------------

Balance at December 31, 1999                 1,042,041   $  5,210,205   $  5,704,819   $   (509,731)  $   (317,722)  $ 10,087,571

Comprehensive loss:
   Net loss                                         --             --             --       (450,148)            --       (450,148)
   Unrealized holding gains on
     available-for-sale securities, net             --             --             --             --        356,617        356,617
                                                                                                                     ------------

   Total comprehensive loss                                                                                               (93,531)
                                                                                                                     ------------

Ten percent stock split
   effected in the form of a
   stock dividend with cash
   dividends paid for
   fractional shares                           104,193        520,965       (521,042)            --             --            (77)

Sale of common stock                                12             60             24             --             --             84
                                          ------------   ------------   ------------   ------------   ------------   ------------

Balance at December 31, 2000                 1,146,246      5,731,230      5,183,801       (959,879)        38,895      9,994,047

Comprehensive income:
   Net income                                       --             --             --        306,988             --        306,988
   Unrealized holding gains on
     available-for-sale securities, net             --             --             --             --        148,684        148,684
                                                                                                                     ------------

   Total comprehensive income                                                                                             455,672
                                                                                                                     ------------

Formation of Crescent Financial
   Corporation (Note A)                             --     (5,158,108)     5,158,108             --             --             --

Twelve and one/half per cent
   stock split effected in the form
   of a stock dividend with cash
   paid for fractional shares                  142,819        714,095       (718,249)            --             --         (4,154)

Sale of common stock                               462          2,310          1,846             --             --          4,156
                                          ------------   ------------   ------------   ------------   ------------   ------------

Balance at December 31, 2001                 1,289,527   $  1,289,527   $  9,625,506   $   (652,891)  $    187,579   $ 10,449,721
                                          ============   ============   ============   ============   ============   ============


See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                         2001            2000
                                                                     ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                 $    306,988    $   (450,148)
   Adjustments to reconcile net income (loss) to net cash
      provided (used) by operating activities:
         Depreciation and amortization                                    296,370         194,147
         Provision for loan losses                                        502,498         388,800
         Deferred income taxes                                           (161,920)             --
         (Gain) loss on sale of investment securities
            available for sale                                            (48,664)            246
         Gain on disposition of equipment                                      --            (349)
         Change in assets and liabilities:
            Increase in accrued interest receivable                      (130,138)       (240,496)
            Increase in other assets                                      (20,416)       (152,095)
            Increase in accrued expenses and other liabilities            245,665         154,025
                                                                     ------------    ------------

      Net cash provided (used) by operating activities                    990,383        (105,870)
                                                                     ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of investment securities available for sale               (16,717,736)     (2,252,057)
   Proceeds from maturities and repayments of investment
      securities available for sale                                     3,235,607       1,461,643
   Proceeds from sale of investment securities
      available for sale                                                4,578,623         499,715
   Loan originations and principal collections, net                   (32,120,944)    (29,934,266)
   Purchases of premises and equipment                                   (150,595)       (668,148)
   Proceeds from disposals of premises and equipment                           --           2,745
   Purchases of Federal Home Loan Bank stock                             (150,000)        (50,000)
                                                                     ------------    ------------

      Net cash used by investing activities                           (41,325,045)    (30,940,368)
                                                                     ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase in demand accounts                                     34,267,039      21,380,164
   Net increase in time deposits                                       17,188,915      16,850,723
   Advances from the Federal Home Loan Bank of Atlanta                  5,000,000              --
   Proceeds from sale of common stock                                       4,156              84
   Cash paid in lieu of fractional shares                                  (4,154)            (77)
                                                                     ------------    ------------

      Net cash provided by financing activities                        56,455,956      38,230,894
                                                                     ------------    ------------

      NET INCREASE IN CASH AND CASH EQUIVALENTS                        16,121,294       7,184,656

CASH AND CASH EQUIVALENTS, BEGINNING                                    8,881,555       1,696,899
                                                                     ------------    ------------

      CASH AND CASH EQUIVALENTS, ENDING                              $ 25,002,849    $  8,881,555
                                                                     ============    ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
   INFORMATION
      Interest paid                                                  $  3,307,867    $  1,732,974
                                                                     ============    ============
      Income taxes paid                                              $     25,000    $         --
                                                                     ============    ============
SUPPLEMENTAL SCHEDULE OF NONCASH
   INVESTING AND FINANCING ACTIVITIES
      Increase in fair value of securities available for sale, net   $    148,684    $    356,617
                                                                     ============    ============


See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
--------------------------------------------------------------------------------


NOTE A - ORGANIZATION AND OPERATIONS

On June 29, 2001, Crescent Financial Corporation (the "Company") was formed as a holding company for Crescent State Bank (the "Bank"). Upon formation, one share of the Company's $1 par value common stock was exchanged for each of the then outstanding 1,289,527 shares of the Bank's $5 par value common stock. The Company currently has no operations and conducts no business on its own other than owning the Bank.

The Bank was incorporated December 22, 1998 and began banking operations on December 31, 1998. The Bank is engaged in general commercial and retail banking in Wake and Johnston Counties, North Carolina, operating under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts and transactions of Crescent Financial Corporation and Crescent State Bank. All significant intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest-earning deposits with banks.

Securities Held to Maturity

Bonds and notes for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
--------------------------------------------------------------------------------


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Available for Sale

Available-for-sale securities are reported at fair value and consist of bonds and notes not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities are reported as a net amount in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity, are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. The provision for loan losses is based upon management's best estimate of the amount needed to maintain the allowance for loan losses at an adequate level. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of the current status of the portfolio, historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. Because the Bank has been in existence for a relatively short time, and therefore has a limited history, management has also considered in applying its analytical methodology the loss experience and allowance levels of other community banks. Management segments the loan portfolio by loan type in considering each of the aforementioned factors and their impact upon the level of the allowance for loan losses.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
--------------------------------------------------------------------------------


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued)

Loans are considered impaired when it is probable that all amounts due under the contractual terms of the loan will not be collected. The measurement of impaired loans that are collateral dependent is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, or upon the fair value of the collateral if readily determinable. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require the Bank to recognize changes to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets which are 3 - 10 years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Repairs and maintenance costs are charged to operations as incurred, and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

Stock in Federal Home Loan Bank of Atlanta

As a requirement for membership, the Bank invests in stock of the Federal Home Loan Bank of Atlanta ("FHLB"). This investment is carried at cost.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are also recognized for operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
--------------------------------------------------------------------------------


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation Plans

Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Bank's stock option plans have no intrinsic value at the grant date and, under Opinion No. 25, no compensation cost is recognized for them. The Bank has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures as if the fair value based method of accounting had been applied.

Per Share Results

During 2001 and 2000, the Bank paid a 12 1/2% and 10% stock dividend, respectively. Basic and diluted net income (loss) per common share have been computed by dividing net income (loss) for each period by the weighted average number of shares of common stock outstanding during each period after retroactively adjusting for the stock dividend.

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. The Company's outstanding stock options did not have a dilutive effect on the computation of earnings per share; therefore, for 2001 and 2000, basic and diluted earnings per share are the same amounts.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
--------------------------------------------------------------------------------


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The components of other comprehensive income and related tax effects are as follows:

                                                          2001         2000
                                                       ---------    ---------

   Unrealized holding gains on available-for-sale
      securities                                       $ 315,043    $ 356,371

   Reclassification adjustment for (gains)
      losses realized in income                          (48,664)         246
                                                       ---------    ---------

   Net unrealized gains                                  266,379      356,617

   Tax effect                                           (117,695)          --
                                                       ---------    ---------

   Net of tax amount                                   $ 148,684    $ 356,617
                                                       =========    =========

Derivative Financial Instruments

On January 1, 2001, the Company SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. The Company has no derivative financial instruments and does not engage in any hedging activities; accordingly, the adoption of the statement did not affect the Company's financial statements.

Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. SFAS No. 142 changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment only approach. Since the Company does not have goodwill or other intangible assets, the adoption of SFAS Nos. 141 and 142 on January 1, 2002 is not expected to significantly affect the Company's financial statements.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, and in August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

SFAS No. 143 requires that obligations associated with the retirement of tangible long-lived assets be recorded as a liability when those obligations are incurred, with the amount of liability initially measured at fair value. SFAS No. 143 will be effective for financial statements for fiscal years beginning after June 15, 2002, though early adoption is encouraged. The application of this statement is not expected to have a material impact on the Company's financial statements.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
--------------------------------------------------------------------------------


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 144 applies to all long-lived assets including discontinued operations, and amends Accounting Principles Board Opinion No. 30, Reporting the Results of Operations
- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book or fair value less cost to sell. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are generally expected to be applied prospectively. The application of this statement is not expected to have a material impact on the Company's financial statements.

Reclassifications

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation. The reclassifications had no effect on net income (loss) or stockholders' equity as previously reported.


NOTE C - INVESTMENT SECURITIES

The following is a summary of the securities portfolios by major classification:

                                                      December 31, 2001
                                 -----------------------------------------------------------
                                                    Gross          Gross
                                  Amortized      unrealized      unrealized         Fair
                                     cost           gains          losses          value
                                 ------------   ------------    ------------    ------------
Securities available for sale:
   U.S. government and
      obligations of U.S.
      government agencies        $  3,760,498   $     90,434    $       (577)   $  3,850,355
   Mortgage-backed                 18,489,262        260,692         (36,700)     18,713,254
   Municipal                          277,707             --          (8,575)        269,132
                                 ------------   ------------    ------------    ------------

                                 $ 22,527,467   $    351,126    $    (45,852)   $ 22,832,741
                                 ============   ============    ============    ============

                                                      December 31, 2000
                                 -----------------------------------------------------------
                                                    Gross          Gross
                                  Amortized      unrealized      unrealized         Fair
                                     cost           gains          losses          value
                                 ------------   ------------    ------------    ------------
Securities available for sale:
   U.S. government and
      obligations of U.S.
      government agencies        $  4,763,935   $     24,017    $     (8,027)   $  4,779,925
   Mortgage-backed                  8,585,413         63,215         (41,356)      8,607,272
   Municipal                          201,250          1,046              --         202,296
                                 ------------   ------------    ------------    ------------

                                 $ 13,550,598   $     88,278    $    (49,383)   $ 13,589,493
                                 ============   ============    ============    ============

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
--------------------------------------------------------------------------------


NOTE C - INVESTMENT SECURITIES (Continued)

At December 31, 2001 and 2000, investment securities with a carrying value of $7,148,000 and $6,443,000, respectively, were pledged to secure public deposits, borrowings and for other purposes required or permitted by law.

Proceeds from sales and maturities and repayments of investment securities during 2001 were approximately $4,579,000 and $3,236,000, respectively. Gross realized gains on sales of investment securities during 2001 were $48,664.

Proceeds from sales, maturities and repayments of investment securities during 2000 were approximately $500,000 and $1,462,000, respectively. Gross realized losses on sales of investment securities during 2000 were $246.

The amortized cost and fair values of securities available for sale at December 31, 2001 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   Amortized       Fair
                                                      cost         value
                                                  -----------   -----------

         Due within one year                      $ 2,792,509   $ 2,823,551
         Due after one year through five years     10,210,875    10,503,329
         Due after five years through ten years     7,962,069     7,952,319
         Due after ten years                        1,562,014     1,553,542
                                                  -----------   -----------

                                                  $22,527,467   $22,832,741
                                                  ===========   ===========


NOTE D - LOANS

Following is a summary of loans at December 31, 2001 and 2000.

                                                     2001            2000
                                                 ------------    ------------

         Real estate - commercial                $ 48,474,479    $ 29,346,724
         Real estate - residential                  1,613,826         742,354
         Commercial and industrial loans           19,392,539       9,573,605
         Home equity loans and lines of credit      8,423,692       7,493,404
         Loans to individuals                       2,862,994       1,435,431
                                                 ------------    ------------
         Total loans                               80,767,530      48,591,518
         Less:
            Deferred loan fees                       (193,993)       (122,027)
            Allowance for loan losses              (1,115,800)       (630,200)
                                                 ------------    ------------

         Total                                   $ 79,457,737    $ 47,839,291
                                                 ============    ============

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
--------------------------------------------------------------------------------


NOTE D - LOANS (Continued)

Loans are primarily made in the Triangle area of North Carolina, principally Wake and Johnston Counties. Real estate loans can be affected by the condition of the local real estate market. Commercial and consumer and other loans can be affected by the local economic conditions.

There were $429,000 and $0 of nonaccrual, restructured or impaired loans at December 31, 2001 and 2000, respectively.

The Bank has granted loans to certain directors and executive officers of the Bank and their related interests. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and, in management's opinion, do not involve more than the normal risk of collectibility. All loans to directors and executive officers or their related interests are submitted to the Board of Directors for approval. A summary of loans to directors, executive officers and their interests follows:

         Loans to directors and officers as a group at December 31, 2000       $2,322,474

         Net disbursements during year ended December 31, 2001                    361,872
                                                                               ----------

         Loans to directors and officers as a group at December 31, 2001       $2,684,346
                                                                               ==========

At December 31, 2001, the Bank had pre-approved but unused lines of credit totaling $953,912 to executive officers, directors and their related interests. No additional funds are committed to be advanced at December 31, 2001.

An analysis of the allowance for loan losses follows:

                                                 2001           2000
                                             -----------    -----------

         Balance at beginning of year        $   630,200    $   241,400

         Provision charged to operations         502,498        388,800

         Charge-offs                             (16,898)            --
         Recoveries                                   --             --
                                             -----------    -----------

              Net charge-offs                    (16,898)            --
                                             -----------    -----------

         Balance at end of year              $ 1,115,800    $   630,200
                                             ===========    ===========

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
--------------------------------------------------------------------------------


NOTE E - PREMISES AND EQUIPMENT

Following is a summary of premises and equipment at December 31, 2001 and 2000:

                                                2001           2000
                                            -----------    -----------

         Leasehold improvements             $   535,126    $   493,666
         Furniture and equipment                931,394        822,259
         Less accumulated depreciation         (615,159)      (294,092)
                                            -----------    -----------

         Total                              $   851,361    $ 1,021,833
                                            ===========    ===========

Depreciation and amortization amounting to $321,067 for the year ended December 31, 2001 and $217,003 for the year ended December 31, 2000 is included in occupancy and equipment expense.

NOTE F - DEPOSITS

The weighted average cost of time deposits was 4.63% and 6.40% at December 31, 2001 and 2000, respectively.

At December 31, 2001, the scheduled maturities of certificates of deposit are as follows:

                                               Less than      $100,000
                                                $100,000      or more        Total
                                              -----------   -----------   -----------

         Three months or less                 $ 8,735,037   $10,705,946   $19,440,983
         Over three months through one year    10,439,707     7,329,689    17,769,396
         Over one year through three years      3,882,673     1,953,627     5,836,300
         Over three years                       1,400,098     1,652,551     3,052,649
                                              -----------   -----------   -----------

         Total                                $24,457,515   $21,641,813   $46,099,328
                                              ===========   ===========   ===========


NOTE G - FEDERAL HOME LOAN BANK ADVANCES

At December 31, 2001, the Bank had available lines of credit totaling approximately $3.5 million for borrowing on a short-term and unsecured basis. Such lines are subject to annual renewals and are at varying interest rates. In addition, the Bank had available lines of credit totaling approximately $12.9 million at various financial institutions for borrowing on a secured basis. Such borrowings must be adequately collateralized.

The Bank has an advance outstanding at December 31, 2001 in the amount of $5.0 million from the Federal Home Loan Bank of Atlanta. This advance, which is collateralized by investment securities, matures in July of 2011 and bears interest at 4.44%.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
--------------------------------------------------------------------------------


NOTE H - LEASES

The Bank has entered into three non-cancelable operating leases for its main office and branch facilities. Future minimum lease payments under these leases for the years ending December 31 are as follows:

         2002                                                $  307,621
         2003                                                   310,908
         2004                                                   314,260
         2005                                                   307,965
         2006                                                   278,819
         Thereafter                                           4,011,632
                                                             ----------

         Total                                               $5,531,205
                                                             ==========

The leases contain renewal options for various additional terms after the expiration of the initial term of each lease. The cost of such rentals is not included above. Total rent expense for the years ended December 31, 2001 and 2000 amounted to $294,168 and $257,753, respectively.

NOTE I - INCOME TAXES

The significant components of the provision for income taxes for the periods ended December 31, 2001 and 2000 are as follows:

                                                            2001         2000
                                                         ---------    ---------

         Current tax provision                           $ 161,920    $      --
         Deferred tax benefit                              (63,445)    (178,027)
                                                         ---------    ---------

            Provision for income tax expense (benefit)
               before adjustment to deferred tax asset
               valuation allowance                          98,475     (178,027)

         Increase (decrease) in valuation allowance        (98,475)     178,027
                                                         ---------    ---------

            Net provision for income taxes               $      --    $      --
                                                         =========    =========

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income (loss) before income taxes is summarized below:

                                                               2001         2000
                                                            ---------    ---------

         Tax (benefit) computed at statutory rate of 34%    $ 104,376    $(153,050)
         Effect of state income taxes                          13,968      (20,482)
         Other                                                (19,869)      (4,495)
         Change in deferred tax asset valuation allowance     (98,475)     178,027
                                                            ---------    ---------

                                                            $      --    $      --
                                                            =========    =========

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
--------------------------------------------------------------------------------


NOTE I - INCOME TAXES (Continued)

Significant components of deferred taxes at December 31, 2001 and 2000 are as follows:

                                                    2001         2000
                                                 ---------    ---------
         Deferred tax assets:
            Allowance for loan losses            $ 376,486    $ 199,313
            Pre-opening costs and expenses          49,573       75,437
            Net operating loss                          --      116,771
            Premises and equipment                  51,618       16,011
            Rent abatement                          32,048       36,096
            Other                                   48,192       50,844
                                                 ---------    ---------
                                                   557,917      494,472
            Valuation allowance                   (395,997)    (494,472)
                                                 ---------    ---------

               Net deferred tax assets             161,920           --

         Deferred tax liabilities:
            Net unrealized holding gains on
               available-for-sale securities      (117,695)          --
                                                 ---------    ---------

               Net recorded deferred tax asset   $  44,225    $      --
                                                 =========    =========


NOTE J - NON-INTEREST INCOME AND OTHER NON-INTEREST EXPENSE

The major components of non-interest income for the years ended December 31, 2001 and 2000 are as follows:

                                                           2001       2000
                                                         --------   --------

         Mortgage loan origination fees                  $163,646   $ 46,178
         Service charges and fees on deposits accounts     90,434     36,827
         Customer service charges                         169,307     71,855
         Other                                             66,015      9,526
                                                         --------   --------

         Total                                           $489,402   $164,386
                                                         ========   ========

The major components of other non-interest expense for the years ended December 31, 2001 and 2000 are as follows:

                                                           2001       2000
                                                         --------   --------

         Postage, printing and office supplies           $136,206   $112,616
         Advertising and promotions                       105,053     97,391
         Data processing expense                          205,879    166,892
         Professional fees and services                   246,080    113,216
         FDIC assessment                                   13,905      5,957
         Other                                            270,448    320,715
                                                         --------   --------

         Total                                           $977,571   $816,787
                                                         ========   ========

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
--------------------------------------------------------------------------------


NOTE K - REGULATORY MATTERS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized Crescent State Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Banks' actual capital amounts and ratios as of December 31, 2001 and 2000 are presented in the table below.

                                                                                                    Minimum to be well
                                                                         Minimum for capital     capitalized under prompt
                                                    Actual               adequacy purposes     corrective action provisions
                                             --------------------       --------------------       --------------------
As of December 31, 2001                      Amount        Ratio        Amount        Ratio        Amount        Ratio
                                             -------       ------       -------       ------       -------       ------
                                                                       (Dollars in thousands)

  Total Capital (to Risk-Weighted Assets)    $11,378       11.83%       $ 7,694        8.00%       $ 9,617       10.00%

  Tier I Capital (to Risk-Weighted Assets)    10,262       10.67%         3,847        4.00%         5,770        6.00%

  Tier I Capital (to Average Assets)          10,262        8.87%         4,629        4.00%         5,786        5.00%

                                                                                                    Minimum to be well
                                                                         Minimum for capital     capitalized under prompt
                                                    Actual               adequacy purposes     corrective action provisions
                                             --------------------       --------------------       --------------------
As of December 31, 2000                      Amount        Ratio        Amount        Ratio        Amount        Ratio
                                             -------       ------       -------       ------       -------       ------
                                                                       (Dollars in thousands)

  Total Capital (to Risk-Weighted Assets)    $10,585       16.80%       $ 5,042        8.00%       $ 6,302       10.00%

  Tier I Capital (to Risk-Weighted Assets)     9,955       15.80%         2,521        4.00%         3,781        6.00%

  Tier I Capital (to Average Assets)           9,955       15.78%         2,524        4.00%         3,155        5.00%

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
--------------------------------------------------------------------------------


NOTE L - OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit.

A summary of the contract amount of the Bank's exposure to off-balance sheet credit risk as of December 31, 2001 is as follows (amounts in thousands):

         Financial instruments whose contract amounts represent credit risk:
           Commitments to extend credit                                        $15,490
           Undisbursed lines of credit                                           9,404
           Undisbursed letters of credit                                            30


NOTE M - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments include cash and due from banks, interest-earning deposits with banks, federal funds sold, investment securities, loans, Federal Home Loan Bank stock, deposit accounts, and Federal Home Loan Bank advances. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
--------------------------------------------------------------------------------


NOTE M - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Due from Banks, Interest-Earning Deposits With Banks, and Federal Funds Sold

         The carrying amounts for cash and due from banks, interest-earning deposits with banks, and federal funds sold approximate fair value because of the short maturities of those instruments.

Investment Securities

         Fair value for investment securities equals quoted market price if such information is available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Federal Home Loan Bank Stock

         The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Loans

         For certain homogenous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits

         The fair value of demand deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using the rates currently offered for instruments of similar remaining maturities.

Federal Home Loan Bank Advances

         The fair value of advances from the Federal Home Loan Bank is based upon the discounted value when using current rates at which borrowings of similar maturity could be obtained.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
--------------------------------------------------------------------------------


NOTE M - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The carrying amounts and estimated fair values of the Bank's financial instruments, none of which are held for trading purposes, are as follows at December 31, 2001 and 2000:

                                             2001                          2000
                                  ---------------------------   ---------------------------
                                    Carrying      Estimated       Carrying      Estimated
                                     amount       fair value       amount       fair value
                                  ------------   ------------   ------------   ------------
Financial assets:
   Cash and due from banks        $ 10,094,763   $ 10,094,763   $  2,478,615   $  2,478,615
   Interest-earning deposits
     with banks                      4,589,086      4,589,086        142,940        142,940
   Federal funds sold               10,319,000     10,319,000      6,260,000      6,260,000
   Investment securities            22,832,741     22,832,741     13,589,493     13,589,493
   Federal Home Loan Bank stock        250,000        250,000        100,000        100,000
   Loans                            79,457,737     80,075,000     47,839,291     47,807,000
Financial liabilities:
   Deposits                        113,155,355    110,864,000     61,699,401     59,753,000
   Federal Home Loan
     Bank advances                   5,000,000      4,827,185             --             --


NOTE N - EMPLOYEE AND DIRECTOR BENEFIT PLANS

Stock Option Plans

During 1999 the Company adopted, with shareholder approval, an Employee Stock Option Plan (the "Employee Plan") and a Director Stock Option Plan (the "Director Plan"). Each plan makes available options to purchase 123,750 shares of the Company's common stock for an aggregate number of common shares reserved for options of 247,500. The weighted-average exercise price of all options granted to date is $8.92. Certain of the options granted under the Director Plan vested immediately at the time of grant. All other options granted vested twenty-five percent at the grant date, with the remainder vesting over a three-year period. All unexercised options expire ten years after the date of grant. A summary of the Company's option plans as of and for the year ended December 31, 2001 is as follows:

                                                        Outstanding Options
                                                     ------------------------
                                          Shares                     Weighted
                                        Available                    Average
                                        for Future      Number       Exercise
                                          Grants     Outstanding      Price
                                        ---------    -----------    ---------

         At December 31, 1999              29,895       217,605     $    8.89

           Options granted                (10,125)       10,125            --
           Options forfeited                   --            --            --
                                        ---------     ---------     ---------

         At December 31, 2000              19,770       227,730          8.89

           Options granted                (22,938)       22,938          9.26
           Options forfeited                4,602        (4,602)         8.98
                                        ---------     ---------     ---------

         At December 31, 2001               1,434       246,066     $    8.92
                                        =========     =========     =========

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
--------------------------------------------------------------------------------


NOTE N - EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

Stock Option Plans (Continued)

There were 202,298 and 168,471 exercisable options outstanding at December 31, 2001 and 2000, respectively, with weighted average exercise prices of $8.92 and $8.89, respectively.

No compensation cost is recognized by the Company when stock options are granted because the exercise price equals the market price of the underlying common stock on the date of grant. If the Company had used the fair value-based method of accounting for stock options for 2001 and 2000, its pro forma net income
(loss) and net income (loss) per common share would have been $227,620 and $.18 in 2001 and $(557,173) and $(.43) in 2000. Fair values were estimated on the dates of grant using the Black-Scholes option pricing model, assuming risk-free interest rates of 3.00% in 2001 and 6.00% in 2000, dividend yields of 0%, volatility of 38.2% in 2001 and 33.8% in 2000, and expected lives of six years.

Employment Agreements

The Company has entered into employment agreements with two of its executive officers to ensure a stable and competent management base. The agreements provide for benefits as spelled out in the contracts and cannot be terminated by the Board of Directors, except for cause, without prejudicing the officers' rights to receive certain vested rights, including compensation. In the event of a change in control of the Company, as outlined in the agreements, the acquirer will be bound to the terms of the contracts.

NOTE O - PARENT COMPANY FINANCIAL DATA

Following is the condensed financial statement of Crescent Financial Corporation as of and for the year ended December 31, 2001:

                   Condensed Statements of Financial Condition

Assets:
   Investment in Crescent State Bank                               $ 10,449,721
                                                                   ============

Liabilities and Stockholders' Equity:
   Stockholders' Equity:
      Common stock                                                 $  1,289,527
      Additional paid-in capital                                      9,625,506
      Accumulated deficit                                              (652,891)
      Accumulated other comprehensive income                            187,579
                                                                   ------------

         Total stockholders' equity                                $ 10,449,721
                                                                   ============

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
--------------------------------------------------------------------------------


NOTE O - PARENT COMPANY FINANCIAL DATA (Continued)

                       Condensed Statements of Operations

Equity in earnings of subsidiary                                      $ 306,988
Management fees                                                           6,290
Other operating expenses                                                 (6,290)
                                                                      ---------

    Net income                                                        $ 306,988
                                                                      =========

                       Condensed Statements of Cash Flows

Cash Flows from Operating Activities:
   Net income                                                         $ 306,988
   Adjustments to reconcile net income to net cash used
      by operating activities:
        Equity in earnings of Crescent State Bank                      (306,988)
                                                                      ---------

        Net increase in cash and cash equivalents                            --
                                                                      ---------

Cash and cash equivalents, beginning                                         --
                                                                      ---------

Cash and cash equivalents, ending                                     $      --
                                                                      =========

                  Crescent Financial Corporation and Subsidiary
                          Management and Bank Personnel
--------------------------------------------------------------------------------


                               BOARD OF DIRECTORS

Bruce I. Howell               Brent D. Barringer                Michael G. Carlton
Chairman                      Attorney and Partner,             President and CEO, Crescent
President, Wake Technical     Barringer, Barringer &            Financial Corporation
Community College             Stephenson, LLP


Joseph S. Colson, Jr.         James A. Lucas, CPA               Kenneth A. Lucas
President and Treasurer,      Partner, James A. Lucas and       President and CEO, TarHeel
Colson Consulting, Inc.       Company, LLP CPA's                Companies of North Carolina,
                                                                Inc.


Sheila Hale Ogle              Larry W. Pegram                   Jon S. Rufty
Owner and CEO, Media          Vice President and Secretary-     Owner and President, Rufty
Research Planning &           Treasurer, PBM Graphics, Inc.     Custom Built Homes, Inc.
Placement, Inc.


Harry D. Stephenson                                             Stephen K. Zaytoun
Retired, Cary Oil Company                                       President, Zaytoun &
                                                                Associates, Inc.


                                    OFFICERS

Michael G. Carlton            Bruce W. Elder                    Thomas E. Holder, Jr.
President and                 Senior Vice President and         Senior Vice President and
Chief Executive Officer       Chief Financial Officer           Senior Commercial Lender


W. Bruce Lawson               Terry P. Sasser                   Robert E. Branch
Senior Vice President and     Senior Vice President and         Senior Vice President and
Apex City Executive           Clayton City Executive            Cary City Executive


Deborah C. Carter             Mark J. Bolebruch                 Larry G. Holt
Vice President and            Vice President and                Vice President and
Compliance Officer            Commercial Lender                 Commercial Lender

Deborah L. McLamb             Deborah J. Oleson                 Wanda S. Privette
Vice President and            Vice President and Branch         Vice President and
Branch Manager                Manager                           Branch Manager

                              Erica L. Gilchrist
                              Assistant Vice President
                              and Accounting Manager

                  Crescent Financial Corporation and Subsidiary
                           Market For The Common Stock
--------------------------------------------------------------------------------


Crescent Financial Corporation's stock is listed on the NASDAQ Electronic Bulletin Board under the symbol "CRFN." There were 1,289,527 shares outstanding at December 31, 2001 owned by approximately 1,125 shareholders. The table below lists the high and low prices at which trades were completed during each quarter. The Company's stock is considered thinly traded with only a few thousand shares traded, on average, per month.

                                                          Low (1)       High (1)
                                                         --------      ---------

January 1, 2000 to March 31, 2000                        $   5.14      $    8.89

April 1, 2000 to June 30, 2000                               4.05           8.08

July 1, 2000 to September 30, 2000                           5.78           7.78

October 1, 2000 to December 31, 2000                         4.89           7.45

January 1, 2001 to March 31, 2001                            6.00           6.67

April 1, 2001 to June 30, 2001                               6.67          10.00

July 1, 2001 to September 30, 2001                           8.60          16.00

October 1, 2001 to December 31, 2001                         8.00           9.50


(1) The prices quoted above have been adjusted to reflect the effect of the 12 1/2% stock dividend paid in 2001.

                  Crescent Financial Corporation and Subsidiary
                          General Corporate Information
--------------------------------------------------------------------------------

                                Office Locations

       Main Branch and Corporate Offices            Kildaire Farm Branch
             1005 High House Road                 1155 Kildaire Farm Road
                Cary, NC 27513                        Cary, NC 27511

                  Apex Branch                         Clayton Branch
            303 South Salem Street                 315 East Main Street
                Apex, NC 27502                       Clayton, NC 27520



                        Regulatory and Securities Counsel

                             Gaeta & Glesener, P.A.
                        808 Salem Woods Drive, Suite 201
                                Raleigh, NC 27615


             Stock Transfer Agent                  Independent Auditors

              First Citizens Bank                     Dixon Odom PLLC
              100 East Tryon Road                       P.O. Box 70
               Raleigh, NC 27603                  Sanford, NC 27331-0070
                (919) 716-2003




Annual Shareholders' Meeting

The Annual Meeting of the shareholders of Crescent Financial Corporation will be held at 3:00 p.m., Wednesday, April 30, 2002, at MacGregor Downs Country Club, 430 St. Andrews Lane, Cary, North Carolina 27511.




Form 10-KSB

Copies of Crescent Financial Corporation's Annual Report on Form 10-KSB as filed with the Federal Deposit Insurance Corporation may be obtained by shareholders at no charge by writing: Bruce W. Elder, Senior Vice President and Controller, Crescent Financial Corporation, 1005 High House Road, Cary, NC 27513.




This annual report serves as the annual financial disclosure statement furnished pursuant to the Federal Deposit Insurance Corporation's rules and regulations. This statement has not been reviewed or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.