Form 10KSB/A, Exhibit 13
period 2001-12-31
CRESCENT FINANCIAL CORP
filed 2002-06-26
CIK 1143921

                                                                      Exhibit 13

                         Crescent Financial Corporation

                               2001 Annual Report

Crescent Financial Corporation

================================================================================


TABLE OF CONTENTS

                                                                                             Page No.
                                                                                             --------

Report of Management ...................................................................        1

Selected Financial and Other Data ......................................................        3

Management's Discussion and Analysis ...................................................        4

Independent Auditors' Report ...........................................................       18

Financial Statements

   Consolidated Balance Sheets .........................................................       19

   Consolidated Statements of Operations ...............................................       20

   Consolidated Statements of Changes in Stockholders' Equity ..........................       21

   Consolidated Statements of Cash Flows ...............................................       22

   Notes to Financial Statements .......................................................       23

Management and Bank Personnel ..........................................................       40

Market for the Common Stock ............................................................       41

General Corporate Information ..........................................................       42

                  Crescent Financial Corporation and Subsidiary
                              Report of Management
================================================================================

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

                  Crescent Financial Corporation and Subsidiary
                              Report of Management
================================================================================


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

Sincerely,

/s/ Michael G. Carlton                               /s/ Bruce I. Howell

    Michael G. Carlton                                   Bruce I. Howell
    President and Chief Executive Officer                Chairman of the Board

                  Crescent Financial Corporation and Subsidiary
                        Selected Financial and Other Data
================================================================================

                                                                                        At or for the Year
                                                                                        Ended December 31,
                                                                                -----------------------------------
                                                                                      2001              2000
                                                                                ---------------   -----------------
Summary of Consolidated Operations
   Interest and fee income                                                    $       7,163,152   $       4,095,602
   Interest expense                                                                   3,401,465           1,786,252
                                                                              -----------------   -----------------
   Net interest income                                                                3,761,687           2,309,350
   Provision for loan losses                                                            502,498             388,800
                                                                              -----------------   -----------------
   Net interest income after provision for loan losses                                3,259,189           1,920,550
   Non-interest income                                                                  489,402             164,386
   Non-interest expense                                                               3,441,603           2,535,084
                                                                              -----------------   -----------------
   Income/(loss) before income taxes                                                    306,988            (450,148)
   Income taxes                                                                               -                   -
                                                                              -----------------   -----------------
   Net income/(loss)                                                          $         306,988   $        (450,148)
                                                                              =================   =================

Balance Sheet Information
   Total assets                                                               $     129,174,444   $      72,017,151
   Investments/(1)/                                                                  37,990,827          20,092,433
   Loans, net of allowance for loan losses                                           79,457,737          47,839,291
   Deposits                                                                         113,155,355          61,699,401
   Stockholders' equity                                                              10,449,721           9,994,047

Per Share Data/(3)/
   Basic and diluted net income/(loss)/(2)/                                   $             .24   $            (.35)
                                                                              =================   =================

   Book value                                                                 $            8.10   $            7.75
                                                                              =================   =================

Selected Other Data
   Return on average assets                                                                 .31%               (.91%)
   Return on average equity                                                                2.97%              (4.53%)
   Average equity to average assets                                                       10.47%              20.12%
   Net yield on average interest-earning assets                                            7.58%               8.67%
   Average interest-earning assets to average interest-bearing
      liabilities                                                                        127.16%             137.75%
   Ratio of non-interest expense to average total assets                                   3.49%               5.14%
   Nonperforming assets to total assets                                                     .33%                  -
   Nonperforming loans to total loans                                                       .53%                  -
   Allowance for loan losses to total loans                                                1.38%               1.30%


/(1)/ Includes interest-earning deposits, federal funds sold, investment securities and FHLB stock.
/(2)/ Income (loss) per share is computed based on the weighted average number of shares outstanding during the period.
/(3)/ Restated to reflect the 12.5% and 10.0% stock dividends paid in 2001 and 2000, respectively.

                 Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
================================================================================


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

                 Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
================================================================================


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

Gross loans increased by $32.2 million or 66% during 2001 from $48.6 million as of December 31, 2000 to $80.8 million at year-end 2001. The composition of the loan portfolio, by category, as of December 31, 2001 is as follows: 31% commercial mortgage loans, 29% construction loans, 24% commercial loans, 10% home equity loans and lines, 4% consumer loans and 2% residential mortgage loans. The commercial real estate category experienced the most significant net increase growing $19.2 million from $29.3 million to $48.5 million. Commercial real estate consists of mortgages secured by commercial property and construction loans made to builders and secured by either residential or commercial property. Net increases in other loan categories included $9.8 million in commercial loans, $1.5 million in consumer loans, $930,000 in home equity loans and lines, and $871,000 in residential mortgage loans. The composition of the loan portfolio at December 31, 2000, by category, was 27% commercial mortgage loans, 33% construction loans, 20% commercial loans, 15% home equity loans and lines, 3% consumer loans and 2% residential mortgage loans.

The allowance for loan losses was $1,115,800 or 1.38% of total outstanding loans at December 31, 2001 and $630,200 or 1.30% of total outstanding loans at December 31, 2000. Despite the current economic slowdown, the credit quality of the Company's loan portfolio remains high. At December 31, 2001, there was one loan in the amount of $429,000 in non-accrual status. Interest income of $43,000 from this loan was included in net income for 2001. The loan is secured by five completed town homes and represented the only loan extended to this particular borrower. We anticipate foreclosing on these properties and selling the units. The prospect for collecting the amount owed through the sale of the properties is good. Non-performing loans represented .53% of total outstanding loans at December 31, 2001. There were no loans past due 90 days or more and still accruing interest, and there were no other loans past due thirty days or more on December 31, 2001.

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

                 Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
================================================================================



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

                 Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
================================================================================



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

                 Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
================================================================================



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

                 Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
================================================================================


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

                 Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
================================================================================


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

-----------------------------------------------------------------------------------------------------------------------


                                                        For the Twelve-Months Ended December 31,
                                              -------------------------------------------------------------------------
                                                           2001                                 2000
                                              -------------------------------------------------------------------------
                                              Average                 Average      Average                Average
                                              Balance     Interest    Yield/Cost   Balance     Interest   Yield/Cost
                                              -------------------------------------------------------------------------
Interest-earnings assets
------------------------
Loan portfolio                                $ 65,906    $  5,548       8.42%     $ 31,693    $  3,130      9.88%
Investment securities                           18,245       1,140       6.25%       13,526         834      6.17%
Fed funds and other interest-earning assets     10,389         475       4.57%        1,998         132      6.61%
                                              -------------------------------------------------------------------------
Total interest-earning assets                   94,540       7,163       7.58%       47,217       4,096      8.67%
Noninterest-bearing assets                       4,186                                2,138
                                              --------                             --------
Total assets                                  $ 98,726                             $ 49,355
                                              ========                             ========

Interest-bearing liabilities
----------------------------
Deposits                                      $ 71,743       3,285       4.58%     $ 33,962       1,766      5.20%
Borrowings                                       2,607         116       4.45%          315          20      6.35%
                                              --------------------------------------------------------------------
Total interest-bearing liabilities              74,350       3,401       4.57%       34,277       1,786      5.21%
Other liabilities                               14,042                                5,150
                                              --------                             --------
Total Liabilities                               88,392                               39,427
Stockholders' equity                            10,335                                9,928
                                              --------                             --------
Total liabilities & stockholders' equity      $ 98,726                             $ 49,355
                                              ========                             ========

                                                          --------                             --------
Net interest income                                       $  3,762                             $  2,310
                                                          ========                             ========
Interest rate spread                                                     3.01%                               3.46%
                                                                      =======                            ========
Net yield on interest-earning assets                                     3.98%                               4.89%
                                                                      =======                            ========

Percentage of average interest-earning assets
 to average interest-bearing liabilities                               127.16%                             137.75%
                                                                      =======                            ========
-----------------------------------------------------------------------------------------------------------------------

                 Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
================================================================================


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

----------------------------------------------------------------------------------------------

                                                             Twelve Months Ended December 31,
                                                                      2001 vs. 2000
                                                                     (in Thousands)
                                                           -----------------------------------
                                                              Increase (Decrease) Due to
                                                           -----------------------------------

                                                           --------------------     ---------
                                                            Volume      Rate            Total
                                                           --------------------     ---------
     Interest Income
     Loan portfolio                                        $ 2,802      $  (384)    $   2,418
     Investment securities                                     295           11           306
     Fed funds and other interest-earning assets               370          (27)          343
                                                           --------------------     ---------
     Total interest income                                   3,467         (400)        3,067


     Interest Expense
     Deposits                                                1,702         (183)        1,519
     Borrowings                                                100           (4)           96
                                                           --------------------     ---------
     Total interest expense                                  1,802         (187)        1,615

     Net interest income                                   $ 1,665      $  (213)    $   1,452
                                                           =====================    =========
----------------------------------------------------------------------------------------------

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

                 Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
================================================================================


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

                 Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
================================================================================


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

------------------------------------------------------------------------------------------------------
Allocation of Allowance for Loan Losses

                                                                          At December 31,
                                                           -------------------------------------------
                                                                    2001                        2000
                                                           --------------------- ---------------------
                                                                      % of Total            % of Total
                                                             Amount   Loans (1)    Amount   Loans (1)
                                                           ---------- ---------- ---------- ----------
                                                                        (Dollars in thousands)
Residential real estate loans                               $    45     12.43%    $    49     16.95%
Commercial mortgage loans                                       312     31.20%        163     27.50%
Construction loans                                              387     29.02%        198     33.21%
Commercial and industrial loans                                 306     23.77%        189     19.55%
Loans to individuals                                             66      3.58%         31      2.79%
                                                           ---------- ---------  ---------- ---------

            Total loans                                     $ 1,116    100.00%    $   630    100.00%
                                                           ========== =========  ========== =========
-----------------------------------------------------------------------------------------------------

(1) Represents total of all outstanding loans in each category as a percent of total loans outstanding

                 Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
================================================================================


The following table presents information regarding changes in the allowance for loan losses for the years indicated:

------------------------------------------------------------------------------------------
Changes in Allowance for Loan Losses

                                                           For the Year Ended December 31,
                                                           -------------------------------
                                                              2001                  2000
                                                           ---------             ---------
                                                                (Dollars in thousands)
Balance at the beginning of the year                        $   630              $   241
Charge-offs:
            Commercial and industrial loans                      13                    -
            Loans to individuals                                  4                    -
                                                           --------              -------

                        Total charge-offs                        17                    -
                                                           --------              -------

Recoveries                                                        -                    -
                                                           --------              -------

Net charge-offs                                                  17                    -

Provision for loan losses                                       503                  389
                                                           --------              -------

Balance at the end of the year                              $ 1,116              $   630
                                                           ========              =======

Total loans outstanding at year-end                         $80,768              $48,591

Average loans outstanding for the year                      $65,906              $31,693

Allowance for loan losses to total loans outstanding           1.38%                1.30%

Ratio of net charge-offs to average loans outstanding          0.03%                  NM
------------------------------------------------------------------------------------------

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

                 Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
================================================================================


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

                 Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
================================================================================


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

                                                                Terms to Repricing at December 31, 2001
                                                  -----------------------------------------------------------------
                                                                More Than     More Than
                                                    1 Year      1 Year to     3 Years to   More Than
                                                    or Less      3 Years       5 Years      5 Years        Total
                                                  -----------   ----------   -----------  -----------   -----------
                                                                      (Dollars in thousands)
INTEREST-EARNING ASSETS:
   Loans receivable:
     Real estate - commercial                     $    34,145   $    4,592   $     4,167  $     5,570   $    48,474
     Real estate - residential                            354          660           600            -         1,614
     Commercial and industrial loans                   13,697        3,011         2,684                     19,392
     Home equity lines and loans                        8,142          192            90            -         8,424
     Loans to individuals                               1,377          832           593           61         2,863
   Interest-earning deposits with banks                 4,589            -             -            -         4,589
   Federal funds sold                                  10,319            -             -            -        10,319
   Investment securities available for sale             4,749        7,243         4,891        5,950        22,833
   Federal Home Loan Bank stock                           250            -             -            -           250
                                                  -----------   ----------   -----------  -----------   -----------

         Total interest-earning assets            $    77,622   $   16,530   $    13,025  $    11,581   $   118,758
                                                  ===========   ==========   ===========  ===========   ===========

INTEREST-BEARING LIABILITIES:
   Deposits:
     Money market, NOW and savings                $    39,934   $        -   $         -  $         -   $    39,934
     Time                                              35,900        7,152         3,047            -        46,099
   Borrowings                                               -            -             -        5,000         5,000
                                                  -----------   ----------   -----------  -----------   -----------

         Total interest-bearing liabilities       $    75,834   $    7,152   $     3,047  $     5,000   $    91,033
                                                  ===========   ==========   ===========  ===========   ===========

INTEREST SENSITIVITY GAP PER
   PERIOD                                         $     1,788   $    9,378   $     9,978  $     6,581   $    27,725

CUMULATIVE INTEREST SENSITIVITY
   GAP                                            $     1,788   $   11,166   $    21,144  $    27,725   $    27,725

CUMULATIVE GAP AS A PERCENTAGE
OF TOTAL INTEREST-EARNING ASSETS                         0.02%        9.40%        17.80%       23.35%        23.35%

CUMULATIVE INTEREST-EARNING
   ASSETS AS A PERCENTAGE OF
   CUMULATIVE INTEREST-BEARING
   LIABILITIES                                         102.36%      113.46%       124.58%      130.46%       130.46%

Loans maturing or repricing after December 31, 2002 totaled $23.1 million and consist entirely of fixed rate loans.

                 Crescent Financial Corporation and Subsidiary
                      Management's Discussion and Analysis
================================================================================



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


/s/ Dixon Odom PLLC

Sanford, North Carolina
January 24, 2002

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000
================================================================================

ASSETS                                                                           2001             2000
                                                                            -------------    -------------
Cash and due from banks                                                     $  10,094,763    $   2,478,615
Interest-earning deposits with banks                                            4,589,086          142,940
Federal funds sold                                                             10,319,000        6,260,000
Investment securities available for sale (Note C)                              22,832,741       13,589,493
Loans, net (Note D)                                                            79,457,737       47,839,291
Accrued interest receivable                                                       513,064          382,926
Federal Home Loan Bank stock, at cost                                             250,000          100,000
Premises and equipment (Note E)                                                   851,361        1,021,833
Other assets                                                                      266,692          202,053
                                                                            -------------    -------------

                                                             TOTAL ASSETS   $ 129,174,444    $  72,017,151
                                                                            =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits
   Demand                                                                   $  27,121,961    $   8,422,160
   Savings                                                                        682,803          484,493
   Money market and NOW                                                        39,251,263       23,882,335
   Time (Note F)                                                               46,099,328       28,910,413
                                                                            -------------    -------------

                                                           TOTAL DEPOSITS     113,155,355       61,699,401

Federal Home Loan Bank advances (Note G)                                        5,000,000                -
Accrued expenses and other liabilities                                            569,368          323,703
                                                                            -------------    -------------

                                                        TOTAL LIABILITIES     118,724,723       62,023,104
                                                                            -------------    -------------

Stockholders' Equity (Note K)
   Common stock, 2001, $1 par value, 5,000,000
      shares authorized; 1,289,527 shares issued
      and outstanding; 2000, $5 par value,
      5,000,000 shares authorized, 1,146,246
      shares issued and outstanding                                             1,289,527        5,731,230
   Additional paid-in capital                                                   9,625,506        5,183,801
   Accumulated deficit                                                           (652,891)        (959,879)
   Accumulated other comprehensive income                                         187,579           38,895
                                                                            -------------    -------------

                                               TOTAL STOCKHOLDERS' EQUITY      10,449,721        9,994,047
                                                                            -------------    -------------

Commitments (Notes H and L)

                                                    TOTAL LIABILITIES AND
                                                     STOCKHOLDERS' EQUITY   $ 129,174,444    $  72,017,151
                                                                            =============    =============

See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2001 and 2000
================================================================================

                                                                                      2001                  2000
                                                                                --------------       --------------
INTEREST AND FEE INCOME
   Loans                                                                        $    5,548,384       $    3,130,022
   Investment securities available for sale                                          1,139,874              833,784
   Interest-earning deposits with banks                                                175,404                8,016
   Federal funds sold                                                                  299,490              123,780
                                                                                --------------       --------------

                                            TOTAL INTEREST AND FEE INCOME            7,163,152            4,095,602
                                                                                --------------       --------------

INTEREST EXPENSE
   Money market, NOW and savings deposits                                              894,535              643,624
   Time deposits                                                                     2,390,157            1,122,474
   Borrowings                                                                          116,773               20,154
                                                                                --------------       --------------

                                                   TOTAL INTEREST EXPENSE            3,401,465            1,786,252
                                                                                --------------       --------------

                                                      NET INTEREST INCOME            3,761,687            2,309,350

PROVISION FOR LOAN LOSSES (Note D)                                                     502,498              388,800
                                                                                --------------       --------------

                                                NET INTEREST INCOME AFTER
                                                PROVISION FOR LOAN LOSSES            3,259,189            1,920,550
                                                                                --------------       --------------

NON-INTEREST INCOME (Note J)                                                           489,402              164,386
                                                                                --------------       --------------

NON-INTEREST EXPENSE
   Salaries and employee benefits                                                    1,698,205            1,119,859
   Occupancy and equipment                                                             765,827              598,438
   Other (Note J)                                                                      977,571              816,787
                                                                                --------------       --------------

                                               TOTAL NON-INTEREST EXPENSE            3,441,603            2,535,084
                                                                                --------------       --------------

                                        INCOME (LOSS) BEFORE INCOME TAXES              306,988             (450,148)

INCOME TAXES (Note I)                                                                        -                    -
                                                                                --------------       --------------

                                                        NET INCOME (LOSS)       $      306,988       $     (450,148)
                                                                                ==============       ==============

NET INCOME (LOSS) PER COMMON SHARE
   Basic and diluted                                                            $          .24       $         (.35)
                                                                                ==============       ==============

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
   Basic and diluted                                                                 1,289,527            1,289,527
                                                                                ==============       ==============

See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2001 and 2000
================================================================================

                                                                                                  Accumulated
                                                                                                     other
                                                                      Additional                 comprehensive
                                               Common stock            paid-in      Accumulated      income       Total
                                        --------------------------
                                            Shares        Amount       capital        deficit        (loss)       equity
                                        ------------  ------------   ------------  ------------  ------------  ------------
Balance at December 31, 1999               1,042,041  $  5,210,205   $  5,704,819  $   (509,731) $   (317,722)  $10,087,571

Comprehensive loss:
   Net loss                                        -             -              -      (450,148)            -      (450,148)
   Unrealized holding gains on
     available-for-sale securities, net            -             -              -             -       356,617       356,617
                                                                                                                -----------

   Total comprehensive loss                                                                                         (93,531)
                                                                                                                -----------

Tenpercent stock split
   effected in the form of a
   stock dividend with cash
   dividends paid for
   fractional shares                         104,193       520,965       (521,042)            -             -           (77)

Sale of common stock                              12            60             24             -             -            84
                                        ------------  ------------   ------------  ------------  ------------   -----------
Balance at December 31, 2000               1,146,246     5,731,230      5,183,801      (959,879)       38,895     9,994,047

Comprehensive income:
   Net income                                      -             -              -       306,988             -       306,988
   Unrealized holding gains on
     available-for-sale securities, net            -             -              -             -       148,684       148,684
                                                                                                                -----------

   Total comprehensive income                                                                                       455,672
                                                                                                                -----------

Formation of Crescent Financial
   Corporation (Note A)                            -    (5,158,108)     5,158,108             -             -             -

Twelve and one/half per cent
   stock split effected in the form
   of a stock dividend with cash
   paid for fractional shares                142,819       714,095       (718,249)            -             -        (4,154)

Sale of common stock                             462         2,310          1,846             -             -         4,156
                                        ------------  ------------   ------------  ------------  ------------   -----------

Balance at December 31, 2001               1,289,527  $  1,289,527   $  9,625,506  $   (652,891) $    187,579   $10,449,721
                                        ============  ============   ============  ============  ============  ============

See accompanying notes.
                                      -21-

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000
================================================================================

                                                                                     2001                 2000
                                                                              ----------------     ----------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                          $        306,988     $       (450,148)
   Adjustments to reconcile net income (loss) to net cash
      provided (used) by operating activities:
         Depreciation and amortization                                                 296,370              194,147
         Provision for loan losses                                                     502,498              388,800
         Deferred income taxes                                                        (161,920)                   -
         (Gain) loss on sale of investment securities
             available for sale                                                        (48,664)                 246
         Gain on disposition of equipment                                                    -                 (349)
         Change in assets and liabilities:
             Increase in accrued interest receivable                                  (130,138)            (240,496)
             Increase in other assets                                                  (20,416)            (152,095)
             Increase in accrued expenses and other liabilities                        245,665              154,025
                                                                              ----------------     ----------------

      Net cash provided (used) by operating activities                                 990,383             (105,870)
                                                                              ----------------     ----------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of investment securities available for sale                            (16,717,736)          (2,252,057)
   Proceeds from maturities and repayments of investment
      securities available for sale                                                  3,235,607            1,461,643
   Proceeds from sale of investment securities
      available for sale                                                             4,578,623              499,715
   Loan originations and principal collections, net                                (32,120,944)         (29,934,266)
   Purchases of premises and equipment                                                (150,595)            (668,148)
   Proceeds from disposals of premises and equipment                                         -                2,745
   Purchases of Federal Home Loan Bank stock                                          (150,000)             (50,000)
                                                                              ----------------     ----------------

      Net cash used by investing activities                                        (41,325,045)         (30,940,368)
                                                                              ----------------     ----------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase in demand accounts                                                  34,267,039           21,380,164
   Net increase in time deposits                                                    17,188,915           16,850,723
   Advances from the Federal Home Loan Bank of Atlanta                               5,000,000                    -
   Proceeds from sale of common stock                                                    4,156                   84
   Cash paid in lieu of fractional shares                                               (4,154)                 (77)
                                                                              ----------------     ----------------

      Net cash provided by financing activities                                     56,455,956           38,230,894
                                                                              ----------------     ----------------

      NET INCREASE IN CASH AND CASH EQUIVALENTS                                     16,121,294            7,184,656

CASH AND CASH EQUIVALENTS, BEGINNING                                                 8,881,555            1,696,899
                                                                              ----------------     ----------------

      CASH AND CASH EQUIVALENTS, ENDING                                       $     25,002,849     $      8,881,555
                                                                              ================     ================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
   INFORMATION

      Interest paid                                                           $      3,307,867     $      1,732,974
                                                                              ================     ================
      Income taxes paid                                                       $         25,000     $              -
                                                                              ================     ================
SUPPLEMENTAL SCHEDULE OF NONCASH
   INVESTING AND FINANCING ACTIVITIES
      Increase in fair value of securities available for sale, net            $        148,684     $        356,617
                                                                              ================     ================


See accompanying notes.
                                      -22-

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
================================================================================



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

In addition to general commercial and retail banking, we also offer other services to our customers. We originate mortgage loans for sale in the secondary market through our relationship with Sidus Financial Corporation, a mortgage broker. We have a relationship with Republic leasing, a leasing company, whereby our customers can obtain lease financing of professional office equipment, telecommunications equipment and commercial equipment. We also offer securities and annuity sales through our affiliation with the Capital Investment Group, Inc., a securities dealer.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts and transactions of Crescent Financial Corporation and Crescent State Bank. As discussed in Note A, effective June 2001, the Bank became a wholly owned subsidiary of the Company which has no material operations other than those of the Bank. Therefore, the financial statements of the Company prior to June 2001 are those of the Bank. All significant intercompany transactions and balances are eliminated in consolidation.

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

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
================================================================================



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
================================================================================



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

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
================================================================================



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Per Share Results

During 2001 and 2000, the Bank paid 12 1/2% and 10% stock dividends, respectively. Basic and diluted net income (loss) per common share have been computed by dividing net income (loss) for each period by the weighted average number of shares of common stock outstanding during each period after retroactively adjusting for the stock dividends.

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. The Company's outstanding stock options did not have a dilutive effect on the computation of earnings per share; therefore, for 2001 and 2000, basic and diluted earnings per share are the same amounts. There were 246,066 and 227,730 outstanding stock options at December 31, 2001 and 2000, respectively, which were not included in the computation of diluted earnings per share because they had no dilutive effect.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
================================================================================



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The components of other comprehensive income and related tax effects are as follows:

                                                                      2001               2000
                                                                -------------     --------------
   Unrealized holding gains on available-for-sale
      securities                                                $     315,043     $      356,371

   Reclassification adjustment for (gains)
      losses realized in income                                       (48,664)               246
                                                                -------------     --------------

   Net unrealized gains                                               266,379            356,617

   Tax effect                                                        (117,695)                 -
                                                                -------------     --------------

   Net of tax amount                                            $     148,684     $      356,617
                                                                =============     ==============

Mortgage Loan Origination and Other Fees

Mortgage loan origination fees represent fees received for the origination of loans for sale in the secondary market through our relationship with Sidus Financial Corporation, a mortgage broker. These fees are recognized in income as they are earned upon the closing of each loan.

Fees derived from leasing and investment transactions with Republic Leasing and the Capital Investment Group, Inc., respectively, are recognized in income as these transactions are consummated.

Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires management to report selected financial and descriptive information about reportable operating segments. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Generally, disclosures are required for segments internally identified to evaluate performance and resource allocation. In all material respects, the Company's operations are entirely within the commercial and retail banking segment, and the financial statements presented herein reflect the results of that segment. Also, the Company has no foreign operations or customers.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
================================================================================



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
================================================================================



NOTE C - INVESTMENT SECURITIES

The following is a summary of the securities portfolios by major classification:

                                                                     December 31, 2001
                                        ---------------------------------------------------------------------------
                                                                   Gross               Gross
                                           Amortized            unrealized          unrealized           Fair
                                             cost                  gains              losses             value
                                        ---------------     ---------------     ---------------     ---------------
Securities available for sale:
    U.S. government and
       obligations of U.S.
       government agencies              $     3,760,498     $        90,434     $          (577)    $     3,850,355
    Mortgage-backed                          18,489,262             260,692             (36,700)         18,713,254
    Municipal                                   277,707                   -              (8,575)            269,132
                                        ---------------     ---------------     ---------------     ---------------

                                        $    22,527,467     $       351,126     $       (45,852)    $    22,832,741
                                        ===============     ===============     ===============     ===============

                                                                     December 31, 2000
                                        ---------------------------------------------------------------------------
                                                                   Gross               Gross
                                           Amortized            unrealized          unrealized           Fair
                                             cost                  gains              losses             value
                                        ---------------     ---------------     ---------------     ---------------
Securities available for sale:
    U.S. government and
       obligations of U.S.
       government agencies              $     4,763,935     $        24,017     $        (8,027)    $     4,779,925
    Mortgage-backed                           8,585,413              63,215             (41,356)          8,607,272
    Municipal                                   201,250               1,046                   -             202,296
                                        ---------------     ---------------     ---------------     ---------------

                                        $    13,550,598     $        88,278     $       (49,383)    $    13,589,493
                                        ===============     ===============     ===============     ===============

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

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
================================================================================


NOTE C - INVESTMENT SECURITIES (Continued)

The amortized cost and fair values of securities available for sale at December 31, 2001 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                   Amortized             Fair
                                                                                     cost                value
                                                                                ---------------     ---------------
         Due within one year                                                    $     2,792,509     $     2,823,551
         Due after one year through five years                                       10,210,875          10,503,329
         Due after five years through ten years                                       7,962,069           7,952,319
         Due after ten years                                                          1,562,014           1,553,542
                                                                                ---------------     ---------------

                                                                                $    22,527,467     $    22,832,741
                                                                                ===============     ===============

NOTE D - LOANS

Following is a summary of loans at December 31, 2001 and 2000.

                                                                                     2001                2000
                                                                                ---------------     ---------------
         Real estate - commercial                                               $    48,474,479     $    29,346,724
         Real estate - residential                                                    1,613,826             742,354
         Commercial and industrial loans                                             19,392,539           9,573,605
         Home equity loans and lines of credit                                        8,423,692           7,493,404
         Loans to individuals                                                         2,862,994           1,435,431
                                                                                ---------------     ---------------
         Total loans                                                                 80,767,530          48,591,518
         Less:
            Deferred loan fees                                                         (193,993)           (122,027)
            Allowance for loan losses                                                (1,115,800)           (630,200)
                                                                                ---------------     ---------------

         Total                                                                  $    79,457,737     $    47,839,291
                                                                                ===============     ===============

Loans are primarily made in the Triangle area of North Carolina, principally Wake and Johnston Counties. Real estate loans can be affected by the condition of the local real estate market. Commercial and consumer and other loans can be affected by the local economic conditions.

There were $429,000 and $0 of nonaccrual, restructured or impaired loans at December 31, 2001 and 2000, respectively.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
================================================================================


NOTE D - LOANS (Continued)

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

        Loans to directors and officers as a group at December 31, 2000         $     2,322,474

        Net disbursements during year ended December 31, 2001                           361,872
                                                                                ---------------

        Loans to directors and officers as a group at December 31, 2001         $     2,684,346
                                                                                ===============

At December 31, 2001, the Bank had pre-approved but unused lines of credit totaling $953,912 to executive officers, directors and their related interests. No additional funds are committed to be advanced at December 31, 2001.

An analysis of the allowance for loan losses follows:

                                                   2001                2000
                                              ---------------     ---------------
         Balance at beginning of year          $      630,200     $       241,400

         Provision charged to operations              502,498             388,800

         Charge-offs                                  (16,898)                  -
         Recoveries                                         -                   -
                                               --------------     ---------------

                 Net charge-offs                      (16,898)                  -
                                               --------------     ---------------

         Balance at end of year                $    1,115,800     $       630,200
                                               ==============     ===============


NOTE E - PREMISES AND EQUIPMENT

Following is a summary of premises and equipment at December 31, 2001 and 2000:

                                                    2001               2000
                                               --------------     ---------------
         Leasehold improvements                $      535,126     $       493,666
         Furniture and equipment                      931,394             822,259
         Less accumulated depreciation               (615,159)           (294,092)
                                               --------------     ---------------

         Total                                 $      851,361     $     1,021,833
                                               ==============     ===============

Depreciation and amortization amounting to $321,067 for the year ended December 31, 2001 and $217,003 for the year ended December 31, 2000 is included in occupancy and equipment expense.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
================================================================================

NOTE F - DEPOSITS

The weighted average cost of time deposits was 4.63% and 6.40% at December 31, 2001 and 2000, respectively.

At December 31, 2001, the scheduled maturities of certificates of deposit are as follows:

                                                             Less than          $100,000
                                                             $100,000            or more              Total
                                                          --------------     ---------------   ----------------
     Three months or less                                 $    8,735,037     $    10,705,946   $     19,440,983
     Over three months through one year                       10,439,707           7,329,689         17,769,396
     Over one year through three years                         3,882,673           1,953,627          5,836,300
     Over three years                                          1,400,098           1,652,551          3,052,649
                                                          --------------     ---------------   ----------------

     Total                                                $   24,457,515     $    21,641,813   $     46,099,328
                                                          ==============     ===============   ================

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

The Bank has an advance outstanding at December 31, 2001 in the amount of $5.0 million from the Federal Home Loan Bank of Atlanta. This advance, which is collateralized by investment securities, matures in July of 2011 and bears interest at 4.44%, and is continuously convertible every three months after July 7, 2003 to a variable rate at the three month London Inter-Bank Offering Rate.

NOTE H - LEASES

The Bank has entered into three non-cancelable operating leases for its main office and branch facilities. Future minimum lease payments under these leases for the years ending December 31 are as follows:

     2002                                                                                      $        307,621
     2003                                                                                               310,908
     2004                                                                                               314,260
     2005                                                                                               307,965
     2006                                                                                               278,819
     Thereafter                                                                                       4,011,632
                                                                                               ----------------

     Total                                                                                     $      5,531,205
                                                                                               ================

The leases contain renewal options for various additional terms after the expiration of the initial term of each lease. The cost of such rentals is not included above. Total rent expense for the years ended December 31, 2001 and 2000 amounted to $294,168 and $257,753, respectively.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
================================================================================

NOTE I - INCOME TAXES

The significant components of the provision for income taxes for the periods ended December 31, 2001 and 2000 are as follows:

                                                                                        2001              2000
                                                                                   --------------   ---------------
         Current tax provision                                                     $      161,920   $             -
         Deferred tax benefit                                                             (63,445)         (178,027)
                                                                                   --------------   ---------------

              Provision for income tax expense (benefit)
                 before adjustment to deferred tax asset
                 valuation allowance                                                       98,475          (178,027)

         Increase (decrease) in valuation allowance                                       (98,475)          178,027
                                                                                   --------------   ---------------

              Net provision for income taxes                                       $            -   $             -
                                                                                   ==============   ===============

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income (loss) before income taxes is summarized below:

                                                                                        2001              2000
                                                                                   --------------   ---------------
         Tax (benefit) computed at statutory rate of 34%                           $      104,376   $      (153,050)
         Effect of state income taxes                                                      13,968           (20,482)
         Other                                                                            (19,869)           (4,495)
         Change in deferred tax asset valuation allowance                                 (98,475)          178,027
                                                                                   --------------   ---------------

                                                                                   $            -   $             -
                                                                                   ==============   ===============

Significant components of deferred taxes at December 31, 2001 and 2000 are as follows:

                                                                                        2001              2000
                                                                                   --------------   ---------------
         Deferred tax assets:
             Allowance for loan losses                                             $      376,486   $       199,313
             Pre-opening costs and expenses                                                49,573            75,437
             Net operating loss                                                                 -           116,771
             Premises and equipment                                                        51,618            16,011
             Rent abatement                                                                32,048            36,096
             Other                                                                         48,192            50,844
                                                                                   --------------   ---------------
                                                                                          557,917           494,472
             Valuation allowance                                                         (395,997)         (494,472)
                                                                                   --------------   ---------------

                Net deferred tax assets                                                   161,920                 -

         Deferred tax liabilities:
             Net unrealized holding gains on
                available-for-sale securities                                            (117,695)                -
                                                                                   --------------   ---------------

                Net recorded deferred tax asset                                    $       44,225   $             -
                                                                                   ==============   ===============

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
================================================================================


NOTE J - NON-INTEREST INCOME AND OTHER NON-INTEREST EXPENSE

The major components of non-interest income for the years ended December 31, 2001 and 2000 are as follows:

                                                                                     2001                2000
                                                                                ---------------     ---------------
         Mortgage loan origination fees                                         $       163,646     $        46,178
         Service charges and fees on deposits accounts                                   90,434              36,827
         Customer service charges                                                       169,307              71,855
         Other                                                                           66,015               9,526
                                                                                ---------------     ---------------
         Total                                                                  $       489,402     $       164,386
                                                                                ===============     ===============

The major components of other non-interest expense for the years ended December 31, 2001 and 2000 are as follows:

                                                                                     2001                2000
                                                                                ---------------     ---------------
         Postage, printing and office supplies                                  $       136,206     $       112,616
         Advertising and promotions                                                     105,053              97,391
         Data processing expense                                                        205,879             166,892
         Professional fees and services                                                 246,080             113,216
         FDIC assessment                                                                 13,905               5,957
         Other                                                                          270,448             320,715
                                                                                ---------------     ---------------
         Total                                                                  $       977,571     $       816,787
                                                                                ===============     ===============


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

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
================================================================================


NOTE K - REGULATORY MATTERS (Continued)

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


                                                                                                      Minimum to be well
                                                                        Minimum for capital        capitalized under prompt
As of December 31, 2001                                Actual            adequacy purposes        corrective action provisions
                                                 -------------------  -----------------------   -------------------------------
                                                  Amount     Ratio       Amount       Ratio        Amount        Ratio
                                                 --------  ---------  -----------   ---------   -------------  ----------
                                                                       (Dollars in thousands)
 Total Capital (to Risk-Weighted Assets)         $ 11,378      11.83% $     7,694        8.00%  $       9,617       10.00%

 Tier I Capital (to Risk-Weighted Assets)          10,262      10.67%       3,847        4.00%          5,770        6.00%

 Tier I Capital (to Average Assets)                10,262       8.87%       4,629        4.00%          5,786        5.00%


                                                                                                      Minimum to be well
As of December 31, 2000:                                                Minimum for capital        capitalized under prompt
                                                       Actual            adequacy purposes        corrective action provisions
                                                 -------------------  -----------------------   -------------------------------
                                                  Amount     Ratio       Amount       Ratio        Amount        Ratio
                                                 --------  ---------  -----------   ---------   -------------  ----------
                                                                       (Dollars in thousands)
   Total Capital (to Risk-Weighted Assets)       $ 10,585      16.80% $     5,042        8.00%  $       6,302       10.00%

   Tier I Capital (to Risk-Weighted Assets)         9,955      15.80%       2,521        4.00%          3,781        6.00%

   Tier I Capital (to Average Assets)               9,955      15.78%       2,524        4.00%          3,155        5.00%

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

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
================================================================================


NOTE L - OFF-BALANCE SHEET RISK (Continued)

A summary of the contract amount of the Bank's exposure to off-balance sheet credit risk as of December 31, 2001 is as follows (amounts in thousands):

         Financial instruments whose contract amounts represent credit risk:
           Commitments to extend credit                                         $       15,490
           Undisbursed lines of credit                                                   9,404
           Undisbursed letters of credit                                                    30


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

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
================================================================================


NOTE M - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

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

The carrying amounts and estimated fair values of the Bank's financial instruments, none of which are held for trading purposes, are as follows at December 31, 2001 and 2000:

                                                            2001                                   2000
                                            -----------------------------------     -----------------------------------
                                               Carrying            Estimated           Carrying            Estimated
                                                amount            fair value            amount            fair value
                                            ---------------     ---------------     ---------------     ---------------
Financial assets:
   Cash and due from banks                  $    10,094,763     $    10,094,763     $     2,478,615     $     2,478,615
   Interest-earning deposits with banks           4,589,086           4,589,086             142,940             142,940
   Federal funds sold                            10,319,000          10,319,000           6,260,000           6,260,000
   Investment securities                         22,832,741          22,832,741          13,589,493          13,589,493
   Federal Home Loan Bank stock                     250,000             250,000             100,000             100,000
   Loans                                         79,457,737          80,075,000          47,839,291          47,807,000
Financial liabilities:
   Deposits                                     113,155,355         110,864,000          61,699,401          59,753,000
   Federal Home Loan Bank advances                5,000,000           4,827,185                   -                   -

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
================================================================================


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

                                                                                         Outstanding Options
                                                                                  ---------------------------------
                                                                     Shares                            Weighted
                                                                    Available                           Average
                                                                   for Future         Number           Exercise
                                                                     Grants         Outstanding          Price
                                                                ----------------  ---------------  ----------------
         At December 31, 1999                                             29,895          217,605  $           8.89

           Options granted                                               (10,125)          10,125              8.89
           Options forfeited                                                   -                -                 -
                                                                ----------------  ---------------  ----------------

         At December 31, 2000                                             19,770          227,730              8.89

           Options granted                                               (22,938)          22,938              9.26
           Options forfeited                                               4,602           (4,602)             8.98
                                                                ----------------  ---------------  ----------------

         At December 31, 2001                                              1,434          246,066  $           8.92
                                                                ================  ===============  ================

There were 202,298 and 168,471 exercisable options outstanding at December 31, 2001 and 2000, respectively, with weighted average exercise prices of $8.92 and $8.89, respectively.

The range of exercise prices for options outstanding at December 31, 2001 was $8.89 to $9.75. The weighted average remaining contractual life of those options was 89 months.

No compensation cost is recognized by the Company when stock options are granted because the exercise price equals the market price of the underlying common stock on the date of grant. If the Company had used the fair value-based method of accounting for stock options for 2001 and 2000, its pro forma net income
(loss) and net income (loss) per common share would have been $227,620 and $.18 in 2001 and $(557,173) and $(.43) in 2000. Fair values were estimated on the dates of grant using the Black-Scholes option pricing model, assuming risk-free interest rates of 3.00% in 2001 and 6.00% in 2000, dividend yields of 0%, volatility of 38.2% in 2001 and 33.8% in 2000, and expected lives of six years. The weighted average grant date fair value of options granted during 2001 and 2000 was $4.47 and $1.92, respectively.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
================================================================================

NOTE N - EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

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

NOTE O - PARENT COMPANY FINANCIAL DATA

Following is the condensed financial statement of Crescent Financial Corporation as of and for the year ended December 31, 2001:

                   Condensed Statements of Financial Condition

Assets:
   Investment in Crescent State Bank                                         $  10,449,721
                                                                             =============

Liabilities and Stockholders' Equity:
   Stockholders' Equity:
      Common stock                                                           $   1,289,527
      Additional paid-in capital                                                 9,625,506
      Accumulated deficit                                                         (652,891)
      Accumulated other comprehensive income                                       187,579
                                                                             -------------

        Total stockholders' equity                                           $  10,449,721
                                                                             =============

                            Condensed Statements of Operations

Equity in earnings of subsidiary                                             $     306,988
Management fees                                                                      6,290
Other operating expenses                                                            (6,290)
                                                                             -------------

      Net income                                                             $     306,988
                                                                             =============

                            Condensed Statements of Cash Flows

Cash Flows from Operating Activities:
   Net income                                                                $     306,988
   Adjustments to reconcile net income to net cash used
      by operating activities:
        Equity in earnings of Crescent State Bank                                 (306,988)
                                                                             -------------

        Net increase in cash and cash equivalents                                        -
                                                                             -------------

Cash and cash equivalents, beginning                                                     -
                                                                             -------------

Cash and cash equivalents, ending                                            $           -
                                                                             =============

                  Crescent Financial Corporation and Subsidiary
                          Management and Bank Personnel
================================================================================

                               BOARD OF DIRECTORS
Bruce I. Howell                     Brent D. Barringer                     Michael G. Carlton
Chairman                            Attorney and Partner, Barringer,       President and CEO, Crescent
President, Wake Technical           Barringer & Stephenson, LLP            Financial Corporation
Community  College

Joseph S. Colson, Jr.               James A. Lucas, CPA                    Kenneth A. Lucas
President and Treasurer, Colson     Partner, James A. Lucas and Company,   President and CEO, TarHeel Companies
Consulting, Inc.                    LLP CPA's                              of North Carolina, Inc.

Sheila Hale Ogle                    Larry W. Pegram                        Jon S. Rufty
Owner and CEO, Media                Vice President and                     Owner and President, Rufty Custom
Research Planning &                 Secretary-Treasurer, PBM Graphics,     Built Homes, Inc.
Placement, Inc.                     Inc.

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

Deborah C. Carter                   Mark J. Bolebruch                      Larry G. Holt
Vice President and                  Vice President and Commercial Lender   Vice President and Commercial Lender
Compliance Officer

Deborah L. McLamb                   Deborah J. Oleson                      Wanda S. Privette
Vice President and                  Vice President and Branch Manager      Vice President and
Branch Manager                                                             Branch Manager


                                    Erica L. Gilchrist
                                    Assistant Vice President
                                    and Accounting Manager

                  Crescent Financial Corporation and Subsidiary
                           Market For The Common Stock
================================================================================


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

                                            Low (1)                High (1)
                                       ----------------      -------------------

January 1, 2000 to March 31, 2000                $5.14                    $8.89

April 1, 2000 to June 30, 2000                    4.05                     8.08

July 1, 2000 to September 30, 2000                5.78                     7.78

October 1, 2000 to December 31, 2000              4.89                     7.45

January 1, 2001 to March 31, 2001                 6.00                     6.67

April 1, 2001 to June 30, 2001                    6.67                    10.00

July 1, 2001 to September 30, 2001                8.60                    16.00

October 1, 2001 to December 31, 2001              8.00                     9.50


(1) The prices quoted above have been adjusted to reflect the effect of the 12 1/2% stock dividend paid in 2001.

                  Crescent Financial Corporation and Subsidiary
                          General Corporate Information
================================================================================

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



Form 10-KSB

Copies of Crescent Financial Corporation's Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission may be obtained by shareholders at no charge by writing: Bruce W. Elder, Senior Vice President and Controller, Crescent Financial Corporation, 1005 High House Road, Cary, NC 27513.