Form 10KSB, Exhibit 13
period 2003-12-31
CRESCENT FINANCIAL CORP
filed 2004-03-30
CIK 1143921

EXHIBIT 13

Crescent Financial Corporation

2003 Annual Report

Crescent Financial Corporation

Crescent Financial Corporation and Subsidiaries

Report of Management

Dear Shareholders, Customers, and Friends:

As we complete our fifth year of operation, the management and Board of Directors of Crescent Financial Corporation and its subsidiary, Crescent State Bank take great pride in presenting the results of 2003. The year contained many significant events, which further strengthened our organization. We achieved record earnings, expanded our branching network through a successful acquisition and opened additional branches in high growth communities. Throughout the year, the employees worked together as a team, which resulted in the Bank exceeding goals on loans, deposits and assets. Through these unified efforts, the upcoming year holds great promise as we continue our quest of becoming the Bank of choice in the communities we serve.

Net income for 2003 was $1,655,000, which reflected an increase of 35 percent over net income of $1,228,000 for the prior year. Diluted earnings per share for both twelve-month periods was $.61. Although net income increased over the comparative periods, earnings per share were level due to the issuance of additional shares of stock in conjunction with the acquisition of Centennial Bank and the income tax benefit recorded during the prior year period. When analyzing the true income performance of the organization over the two-year period, we believe that a more accurate way of comparing the two years is on a pre-tax basis. From that stand point, net income for the twelve-month period ending December 2003 was $2,528,000 or $.93 per diluted share compared to $1,322,000 or $.66 per diluted share for the prior twelve-month period. The 41 percent increase in pre-tax earnings per share better reflects the true progress that the organization made during the year.

Your Bank experienced very solid growth trends in both loans and deposits throughout the year. This progress resulted in total assets of $274 million reflecting a 50 percent increase over the total assets of $182 million reported on December 31, 2002. During this same period, total net loans increased 72 percent from $124 million ending 2002 to $213 million at the end of 2003. Total deposits increased 43 percent from $153 million as of December 31, 2002 to $219 million at December 31, 2003.

Since inception, management has felt that one of the best ways to create shareholder value was to expand the franchise into other communities, primarily through de novo expansion. During the second quarter of 2003, we opened a full service banking office in the fast growing community of Holly Springs. In the fourth quarter, we entered the Sanford community with a loan production office. This production office will be temporary until we can locate and open a full service branch facility.

While our de novo growth strategy has been successful thus far, we also want to capitalize on acquisition opportunities that make sense both financially and strategically. Our success in this regard was a major highlight of the year for our Bank. We are pleased to report that the acquisition and conversion of Centennial Bank into Crescent has been successfully completed. These new branches in Southern Pines and Pinehurst represent a natural extension of our franchise and we believe that the communities have embraced our banking philosophy. We are hopeful that this acquisition experience will help our Company attract new investors and open more opportunities to expand our growing franchise.

Crescent Financial Corporation and Subsidiaries

Report of Management

From a shareholder perspective, the progress we made in 2003 is reflected in the performance of our stock through the stock dividend and price appreciation. The Board of Directors declared a 15 percent stock dividend during the year. This marks the fourth straight year in which stock dividends have been announced. In addition, we believe that the 50 percent increase in share price over the course of the year reflects the overall success of the organization.

As we embark on a new year, it is a time to reflect upon our vision as an organization and our pledge to fulfill that vision. All of us at Crescent will advance our efforts toward safe, solid, and steady growth. We promise to add value to our customers, employees and the communities we serve in addition to providing a satisfactory return to our shareholders.

Many of you may recall that in 2000 we released a strategic plan that outlined our vision for the future. The future is here. Crescent’s Board of Directors and management recently met to review that original plan and we are pleased to report that all of the goals established for the end of 2004 have been accomplished as of the end of 2003 – a full year before the original timetable. Be assured that we are not resting on our achievements as we have updated the strategic plan for the future and are confident that the extensive goals will be accomplished.

While we are pleased with our successes thus far, we are even more excited about the possibilities that lie ahead. We have a firm foundation in place for the future with the right customers, board members, advisory board members, and staff to continue our success for future growth and progress of the Company. Our focus continues to remain on identifying and delivering financial products and services that exceed our customers’ expectations. We will expand our franchise by entering new markets when it benefits both our shareholders and the community. We are confident that the accomplishments of 2003 will result in a continued impressive performance in the future and build long-term shareholder value.

We would like to take this opportunity to thank you for the trust you have placed in us by investing in Crescent Financial Corporation and our principal objective is to build outstanding value for our shareholders. On behalf of the entire team of employees and Board of Directors, we thank you for your continued support and loyalty.

Sincerely

Michael G. Carlton	Bruce I. Howell
President and Chief Executive Officer	Chairman of the Board

Crescent Financial Corporation Historical Stock Price and Significant Events

160,000
120,000
80,000
40,000
0
Volume
$18.00
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
Price
10% stock dividend Ex-Date -
12.5% stock dividend Ex-Date -
12.5% stock dividend Ex-Date -
Secondary Offering
15% stock dividend Ex-
Centennial transaction
8/11/1999
12/9/1999
3/3/2000
6/19/2000
10/6/2000
1/26/2001
4/26/2001
8/14/2001
10/26/2001
2/7/2002
7/1/2002
8/26/2002
10/9/2002
11/18/2002
1/2/2003
2/12/2003
4/3/2003
5/9/2003
6/17/2003
7/23/2003
9/3/2003
10/14/2003
11/19/2003
12/29/2003
Volume
Price

Crescent Financial Corporation
Growth From Inception
(in thousands)

$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
Dec-1998
Dec-1999
Dec-2000
Dec-2001
Dec-2002
Dec-03
Loans
Deposits
Total Assets

Crescent Financial Corporation and Subsidiaries

Selected Financial and Other Data

	At or for the Year Ended December 31,
	2003	2002
Summary of Consolidated Operations
Interest and fee income	$10,950,283	$8,555,855
Interest expense	3,749,015	3,188,644

Net interest income	7,201,268	5,367,211
Provision for loan losses	551,037	689,024

Net interest income after provision for loan losses	6,650,231	4,678,187
Non-interest income	1,644,656	767,700
Non-interest expense	5,766,570	4,124,126

Income before income taxes	2,528,317	1,321,761
Income taxes	873,600	93,603

Net income	$1,654,717	$1,228,158

Balance Sheet Information
Total assets	$273,714,481	$182,004,928
Investments(1)	38,382,986	45,558,987
Loans, net of allowance for loan losses	213,441,507	123,961,641
Deposits	218,614,956	153,105,470
Stockholders’ equity	24,149,900	17,731,988
Per Share Data (3)
Basic net income(2)	$.63	$.63

Diluted net income	$.61	$.61

Book value	$8.26	$7.19

Selected Other Data
Return on average assets (4)	.79%	.85%
Return on average equity (4)	8.25%	9.31%
Average equity to average assets	9.55%	9.13%
Net yield on average interest-earning assets	5.53%	6.17%
Average interest-earning assets to average interest-bearing liabilities	128.94%	130.06%
Ratio of non-interest expense to average total assets	2.75%	2.85%
Nonperforming assets and loans past due 90 days or more to total assets	0.29%	0.00%
Nonperforming loans and loans past due 90 days or more to total loans	0.37%	0.00%
Allowance for loan losses to total loans	1.52%	1.36%

(1)	Includes interest-earning deposits, federal funds sold, investment securities and FHLB stock.
(2)	Income per share is computed based on the weighted average number of shares outstanding during the period.
(3)	Restated to reflect the 15.0% stock dividends paid in 2003 and 2002, respectively.
(4)	During the year ended December 31, 2001, the returns on average assets and average equity were .31% and 2.97%, respectively.

Crescent Financial Corporation and Subsidiaries

Management’s Discussion and Analysis

Management’s discussion and analysis is intended to assist readers in the understanding and evaluation of the financial condition and consolidated results of operations of Crescent Financial Corporation (the “Company”). The analysis includes detailed discussions for each of the factors affecting Crescent Financial Corporation’s operating results and financial condition for the years ended December 31, 2003 and 2002. It should be read in conjunction with the audited consolidated financial statements and accompanying notes included in this report and the supplemental financial data appearing throughout this discussion and analysis.

OVERVIEW

In August 1998, a group of local business leaders announced the formation of a community bank to serve the financial needs of small businesses and individuals in Wake County, North Carolina. Crescent State Bank (the “Bank”) began operations four months later on December 31, 1998. Five years later, the Bank has expanded beyond Wake County and now has seven full service branches and one loan production office serving businesses and individuals in Johnston, Moore and Lee counties. Crescent Financial Corporation (the “Company”) was formed on June 29, 2001 for the purpose of becoming a bank holding company for the Bank. Upon formation, one share of the Company’s $1 par value common stock was exchanged for each of the then outstanding 1,289,527 shares of the Bank’s $5 par value common stock. The Company formed Crescent Financial Capital Trust I during 2003 in order to facilitate the issuance of trust preferred securities. The Company currently has no operations and conducts no business on its own other than owning the Bank and the Trust. The formation of the Company had no impact on the operations of the Bank. The consolidated capitalization, assets, liabilities, income and expenses of the Company immediately following its formation were substantially the same as those of the Bank immediately prior to the formation.

Crescent State Bank is a North Carolina-chartered banking corporation. The primary business of the Bank is to solicit deposits and invest those funds by originating loans in its established market area. The Bank’s lending activities are oriented to the small-to-medium sized business as well as to the consumer/retail customer located in Wake, Johnston, Moore and Lee Counties. The Bank offers commercial, consumer, and mortgage lending products, as well as the ability to structure credit products to fit specialized needs. Funds are also invested, to a lesser extent, in investment securities, federal funds and interest earning accounts with correspondent banks. The deposit services offered by the Bank include small business and personal checking, savings accounts and certificates of deposit. The Bank concentrates on customer relationships in building its deposit base and competes aggressively in the area of transaction accounts. Additional sources of funding available to the Bank include borrowings from the Federal Home Loan Bank, Federal funds purchased from correspondent banks and brokered certificates of deposit.

Crescent State Bank operates six branch locations in addition to its Main Office at 1005 High House Road in Cary, NC. The Bank’s first location opened on December 31, 1998 and is located at 1155 Kildaire Farm Road in Cary, NC. The second location at 303 South Salem Street in Apex, NC was opened in late November 1999. The corporate headquarters and Main Office on High House Road opened in April 2000. The Bank opened its fourth location in December 2000 at 315 E. Main Street in Clayton, NC. In May 2003, Crescent opened its fifth banking office in Holly Springs, NC. The temporary branch location was at 105 Bass Lake Road and the permanent facility was built next door at 700 Holly Springs Road. The staff relocated to the permanent building in January 2004. On August 29, 2003, the Company acquired Centennial Bank of Southern Pines, NC and began operating two branches in Moore County. The branch locations are at 185 Morganton Road in Southern Pines and 211-M Central Park Avenue in Pinehurst, NC. A loan production office was opened in September 2003 in Sanford, North Carolina at the Simpson Executive Center, 503 Carthage Street.

Crescent Financial Corporation and Subsidiaries

Management’s Discussion and Analysis

The following discussion and analysis contains the consolidated financial results for the Company, the Bank, and the Trust for the years ended December 31, 2003 and 2002. Because the Company has no operations and conducts no business on its own other than owning Crescent State Bank and Crescent Financial Capital Trust I, the discussion contained in this Management’s Discussion and Analysis concerns primarily the business of the Bank. However, for ease of reading and because the financial statements are presented on a consolidated basis, the Company and its subsidiaries are collectively referred to herein as the Company unless otherwise noted.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2003 AND 2002

On August 29, 2003, Crescent Financial Corporation acquired Centennial Bank of Southern Pines (Centennial) and merged Centennial into Crescent State Bank. When appropriate during discussions regarding increases in certain asset or liability categories, information will be included to allow the reader to determine the portion of overall increases attributable to the merger and that attributable to core internal growth.

The Company had $273.7 million in total assets at December 31, 2003 reflecting an increase of $91.7 million or 50% compared to $182.0 million at December 31, 2002. At the time of the acquisition transaction, the merger of Centennial Bank added approximately $69.9 million in assets, of which $3.8 million were intangible (goodwill and core deposit premiums). Total earning assets increased by 49% from $170.6 million at December 31, 2002 to $254.9 million at December 31, 2003. Earning assets at December 31, 2003 consisted of $216.7 million in gross loans, $37.8 million in investment securities and Federal Home Loan Bank (FHLB) stock and $438,000 in overnight investments. Total liabilities increased by $85.3 million or 52% from $164.3 million at December 31, 2002 to $249.6 million at December 31, 2003. Total stockholders’ equity increased from $17.7 million at December 31, 2002 to $24.1 million at December 31, 2003. The increase was due primarily to the issuance of new shares to complete the acquisition of Centennial and net income.

Gross loans increased by $91.1 million or 72% growing from $125.7 million as of December 31, 2002 to $216.8 million at December 31, 2003. The commercial mortgage loan category experienced the most significant net growth increasing $48.9 million from $52.4 million to $101.3 million. Significant net growth in other loan categories included $13.6 million in commercial loans increasing from $24.6 million to $38.2 million, $12.5 million in residential mortgage loans increasing from $2.3 million to $14.8 million, $7.0 million in home equity loans and lines increasing from $16.0 million to $23.0 million, $5.2 million in consumer loans increasing from $3.0 million to $8.2 million and $4.1 million in construction loans increasing from $27.5 million to $31.6 million. On August 29, 2003, the Centennial loan portfolio was $57.9 million in gross loans consisting of $22.3 million in commercial mortgage loans, $15.1 million in residential mortgage loans, $6.7 million in commercial loans, $5.4 million in consumer loans, $4.3 million in construction loans and $4.1 million in home equity lines.

The acquisition of Centennial, the continued softness of the economy and the low interest rate environment lead to changes in the composition of the Company’s loan portfolio. The composition of the loan portfolio, by category, as of December 31, 2003 is as follows: 47% commercial mortgage loans, 18% commercial loans, 14% construction loans, 10% home equity loans and lines of credit, 7% residential mortgage loans and 4% consumer loans. The

Crescent Financial Corporation and Subsidiaries

Management’s Discussion and Analysis

composition of the loan portfolio at December 31, 2002, by category, was 42% commercial mortgage loans, 22% construction loans, 19% commercial loans, 13% home equity loans and lines, 2% consumer loans and 2% residential mortgage loans. The Centennial loan portfolio had higher concentrations of residential mortgage loans and consumer loans than the existing Crescent portfolio causing increases in those categories. The construction loan portfolio was impacted due to the caution shown by both Crescent and residential builders with regard to speculative home building. The commercial mortgage loan portfolio experienced solid growth due to the opportunity for borrowers of owner-occupied commercial real estate to lower their interest rate.

The allowance for loan losses was $3.3 million or 1.52% of total outstanding loans at December 31, 2003 and $1.7 million or 1.36% of total outstanding loans at December 31, 2002. On August 29, 2003, the Company acquired $1.1 million in allowance for loan losses from Centennial. Despite the economic conditions prevalent throughout the year, the credit quality of the Company’s loan portfolio remains high. At December 31, 2003, there were four loans totaling approximately $159,000 in non-accrual status and one loan for approximately $647,000 that was more than 90 days past due and still accruing interest. The latter loan remained in accruing status because management and the borrower were working toward a satisfactory resolution. In addition to the five loans noted above, there were several loans with an aggregate balance of $855,000 that were 30 days or more past due as of December 31, 2003. At December 31, 2002, there were no non-performing loans and no loans past due for 90 days or more. There were several loans with an aggregate outstanding balance of $189,000 that were over 30 days past due as of December 31, 2002. Non-performing loans represented .07% and non-performing loans and loans past due 90 days or more and still accruing interest represented .37% of total outstanding loans at December 31, 2003. See the section entitled “Non Performing Assets” for more details.

The Company had investment securities with an amortized cost of $36.8 million at December 31, 2003. All investments are accounted for as available for sale under Financial Accounting Standards Board (“FASB”) No. 115 and are presented at their fair market value of $37.0 million. The portfolio increased by $9.2 million or 33% compared with $27.6 million at December 31, 2002. The Company’s investment in debt securities at December 31, 2003, consists of U.S. Government agency securities, collateralized mortgage obligations (CMOs), mortgage-backed securities (MBSs), municipal bonds and a trust preferred stock issue. There were $22.7 million in purchases during 2003. Activities resulting in portfolio decreases included $17.3 million in principal re-payments on CMOs and MBSs, $1.5 million in bond maturities and $130,000 in net premium amortization. The Company also owned $950,000 of Federal Home Loan Bank stock at December 31, 2003 compared with $500,000 at December 31, 2002. The Company acquired $5.4 million in investment securities and $207,000 of Federal Home Loan Bank stock through the merger with Centennial.

There were no Federal funds sold at December 31, 2003 compared to $16.7 million at December 31, 2002. Federal funds sold represent excess funds invested on a short-term overnight basis. These funds are used to provide liquidity for future loan demand and to satisfy fluctuations in deposit levels. Historically, the Company has experienced increases in Federal funds sold at month-end due to several real estate settlement deposit accounts maintained by bank customers. The volume of deposits maintained in the real estate settlement accounts at December 31, 2002 was $31.6 million compared to $15.7 million at December 31, 2003. Due to the fluctuations in these deposit accounts, the month-end balance of Federal funds sold is not reflective of the normal daily level of overnight investments. The daily average balance of Federal funds sold during the month of December 2003 was $677,000. For a more detailed discussion regarding liquidity, see the section entitled “Liquidity and Capital Resources.”

Crescent Financial Corporation and Subsidiaries

Management’s Discussion and Analysis

Interest-earning deposits held at correspondent banks increased by approximately $357,000 from $81,000 at December 31, 2002 to $438,000 at December 31, 2003. Funds held in interest-earning deposit accounts result primarily from the receipt of principal and interest from the investment portfolio. As funds accumulate, they are reinvested in investment securities.

Non-interest earning assets increased by approximately $9.4 million from $12.5 million at December 31, 2002 to $21.9 million at December 31, 2003. The Company purchased $5.0 million of bank owned life insurance in late August 2003. By December 31, 2003, the cash value of the investment had grown to $5.1 million. There were two intangible assets recognized as a result of the Centennial acquisition; goodwill in the amount of $3.6 million and a core deposit premium of $209,000. The goodwill will be reviewed periodically to determine impairment, and the core deposit premium will be amortized and charged against earnings over a ten year period. There was a $1.1 million net increase in premises and equipment over the twelve month period. New purchases amounted to $990,000 over half of which was due to the construction of a branch facility located in Holly Springs, North Carolina. Depreciation of new and existing fixed assets was approximately $338,000 for the year. Assets acquired in the Centennial transaction amounted to $428,000. The Company’s net deferred tax assets increased $1.2 million during the year as a result of the acquisition of Centennial. Centennial Bank had accumulated net operating loss carry forwards during its three plus year life. Accrued interest receivable increased by $413,000 during the year due to an increase in earning asset volume. Non-interest bearing and cash due from banks declined by $2.8 million during the twelve month period from December 31, 2002 to December 31, 2003. Cash due from banks includes amounts represented by checks in the process of being collected through the Federal Reserve payment system. Funds represented by these checks were not yet collected and therefore could not be invested overnight. For more details regarding the increase in cash and cash equivalents, see the Consolidated Statements of Cash Flows.

Total deposits increased by $65.5 million between December 31, 2002 and December 31, 2003 from $153.1 million to $218.6 million. Time deposits experienced the greatest increase growing by $47.3 million from $65.2 million to $112.5 million. Increases in other deposit categories included $13.4 million in interest-bearing demand growing from $27.7 million to $41.1 million, $6.4 million in money market growing from $18.4 million to $24.8 million and $758,000 in savings increasing from $1.4 million to $2.2 million. The non interest-bearing demand deposit category experienced a net decrease of $2.4 million declining from $40.3 at December 31, 2002 to $37.9 at December 31, 2003. On August 29, 2003, the Company acquired $57.3 million in total deposits from the Centennial transaction. Total deposits acquired were comprised of $37.7 million in time deposits, $14.0 million in interest-bearing demand deposits, $3.2 million in non interest-bearing demand deposits, $1.8 million in money market deposits and $624,000 in savings accounts.

The Bank maintains a number of deposit relationships with real estate settlement attorneys. Balances in these escrow accounts can fluctuate significantly based on the amount of mortgage loan activity. At December 31, 2003, the aggregate balance in the real estate settlement accounts was $15.7 million compared to $31.5 million at December 31, 2002. Of the $15.8 million decrease in real estate settlement balances, $9.6 million was in the non interest-bearing demand category with the remaining $6.2 million in interest-bearing demand accounts.

Crescent Financial Corporation and Subsidiaries

Management’s Discussion and Analysis

The composition of the deposit base, by category, at December 31, 2003 is as follows: 52% in time deposits, 19% in interest-bearing demand deposits, 17% in non interest-bearing demand deposits, 11% in money market deposits and 1% in savings deposits. The composition of the deposit base at December 31, 2002 was 43% time, 26% non interest-bearing demand, 18% interest-bearing demand, 12% money market and 1% savings. Changes in the deposit mix are attributable, in part, to the acquisition of Centennial. On the acquisition date, the deposit mix of Centennial Bank was 66% time deposits, 24% interest-bearing demand, 6% non interest-bearing demand, 3% money market and 1% savings.

At December 31, 2003, the Company had $53.4 million in time deposits of $100,000 or more compared to $34.0 million at December 31, 2002. The Company uses brokered certificates of deposit as an alternative funding source. Brokered deposits represent a source of fixed rate funds that do not need to be collateralized like Federal Home Loan Bank borrowings. The Company expects to utilize the brokered deposit market in the future. Brokered deposits at December 31, 2003 were $11.0 million compared to $10.9 million at December 31, 2002.

Total borrowings increased by $19.0 million from $10.0 million at December 31, 2003 to $29.0 million at December 31, 2003. At December 31, 2003, the Company had $12.0 million in Federal Home Loan Bank term advances compared to $10.0 million at December 31, 2002. The Company was borrowing $7.0 million from the Federal Home Loan Bank on a short-term overnight basis at December 31, 2003. Additionally, the Company was borrowing $1.4 million on a short-term overnight basis from a correspondent bank and had securities sold under repurchase agreements in the amount of $633,000. Securities sold under repurchase agreements generally mature within one to four days from the transaction date.

Accrued expenses and other liabilities increased by $780,000 to $1.9 million at December 31, 2003 compared with $1.2 million at December 31, 2002. This increase is primarily the result of a liability recognized to account for cash due to former Centennial shareholders pursuant to the merger.

Between December 31, 2002 and December 31, 2003, total stockholders’ equity increased by $6.4 million. The Company issued 405,502 shares at $10.84 per share for $4.6 million in conjunction with the acquisition of Centennial Bank. The remaining $1.8 million increase resulted from net income for the year of $1.7 million, $448,000 from the exercise of stock options and a $298,000 decrease in the unrealized gain on investments available for sale.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED

DECEMBER 31, 2003 AND 2002

Net Income. Net income for the year ended December 31, 2003 was $1.7 million or $.63 per basic share and $.61 per diluted share compared with net income of $1.2 million or $.63 per basic share and $.61 per diluted share for the year ended December 31, 2002. The 2002 per share data has been adjusted for the 15% stock split effected as a stock dividend payable on April 25, 2003 to shareholders of record on April 11, 2003. Annualized return on average assets was 0.79% and 0.85% for the years ended December 31, 2003 and 2002, respectively. Return on average equity for the year ended December 31, 2003 was 8.25% compared to 9.31% for the prior period.

Net income for the year ended December 31, 2003 increased by $427,000 compared to that of the prior year. Earnings per share remained level over the comparative periods due to an income tax benefit recognized during 2002. The tax benefit recognized in 2002 effectively

Crescent Financial Corporation and Subsidiaries

Management’s Discussion and Analysis

reduced income tax expense recognized during 2002 by approximately $396,000. Income tax expense recorded in 2003 was $780,000 higher than income tax expense for 2002. The increase in income taxes also played a role in the decline in the two financial performance ratios, return on average assets and return on average equity. Return on average assets experienced a slight decline in 2003 compared with 2002 due to the significant growth in average assets. Total average assets increased by over 45% while net income increased by 35%. The decline in return on average equity was due to the increase in weighted average shares outstanding in 2003 compared to 2002. In August 2002, the Company issued 690,000 shares in a public offering and in August 2003, 406,000 shares were issued in conjunction with the acquisition of Centennial Bank.

Earnings for the year ended December 31, 2003 were positively impacted by strong growth in average earning assets and non-interest income, and a slight reduction in the provision for loan losses compared with the prior year.

Net Interest Income. Net interest income increased by $1.8 million or 34% from $5.4 million for the year ended December 31, 2002 to $7.2 million for the year ended December 31, 2003. The increase in net interest income was due to the continued growth in average earning assets during 2003. The potential increase in net interest income from earning asset growth was somewhat tempered due to the decline in average yield earned on those assets. Due to the low interest rate environment and the composition and underlying terms of the Company’s earning assets and interest-bearing liabilities, the spread between the yield on earning assets and the cost of interest-bearing liabilities declined during 2003.

Net interest margin is interest income earned on loans, securities and other earning assets, less interest expense paid on deposits and borrowings, expressed as a percentage of total average earning assets. The net interest margin for the year ended December 31, 2003 was 3.64% compared to 3.87% for the year ended December 31, 2002. The average yield on earning assets for the period declined 64 basis points to 5.53% compared with 6.17% for the prior year period, while the average cost of interest-bearing funds decreased by 55 basis points to 2.44% from 2.99%. The Federal Reserve Open Market Committee (“FOMC”) held short-term interest rates steady for the first ten months of 2002 and then lowered rates by 50 basis points in November 2002. Because the rate change came late in the year, the impact of lower rates was felt more in 2003 than in 2002. The FOMC reduced short-term interest rates by an additional 25 basis points in June 2003 due to perceived disinflationary pressure.

As a result of the monetary policies of the FOMC, the prime lending rate (the rate used as the base index for many commercial floating rate loans) and the Federal funds rate fell from 4.75% to 4.00% and from 1.75% to 1.00%, respectively. Since a significant portion of earning assets such as certain loans and short-term investments are tied to these rates, the yield on average earning assets declined directly after the rate reductions. Interest rates on a significant portion of interest-bearing liabilities such as certificates of deposits and borrowings are fixed until maturity. Due to the lower interest rate environment, the Company experienced a greater reduction in the yield on earning assets than in the cost of interest-bearing funds. As a result, the interest rate spread, which is the difference between the average yield on earning assets and the cost of interest-bearing funds, declined by 9 basis points from 3.18% for 2002 to 3.09% for 2003. The reduction in interest spread and a greater reliance on interest-bearing liabilities to fund earning assets lead to the decline in net interest margin.

Total average earning assets were $198.1 million for the year ended December 31, 2003, increasing by $59.5 million when compared to an average of $138.6 million for the year ended

Crescent Financial Corporation and Subsidiaries

Management’s Discussion and Analysis

December 31, 2002. Average loans outstanding grew $55.6 million or 53% from $104.5 million for 2002 to $160.1 million for 2003. The average balance of the investment securities portfolio for 2003 increased by 22% or $5.5 million, growing from $24.6 million in 2002 to $30.1 million for 2003. The average balance of Federal funds sold and other earning assets declined from $9.5 million during 2002 to $7.8 million in 2003.

Total interest income increased by $2.4 million for 2003 compared to 2002. This increase was the net result of a $3.8 million increase in interest income due to earning assets growth and a $1.4 million decrease in interest income due to the decline in yield. Total interest expense experienced a net increase of $560,000. Interest expense increased by $1.3 million due to growth in interest-bearing funds and declined by $773,000 due to the lower interest rate environment.

Provision for Loan Losses. The Company’s provision for loan losses for 2003 was $551,000 compared to $689,000 recorded in the prior year. The loan loss provision was not as large as the prior year due to a reduction in net loan growth (excluding the acquired loan growth) during 2003. Total gross loans outstanding increased by $91.1 million during 2003 of which $57.9 million were acquired in the Centennial transaction. Gross loans increased by $33.2 million, net of those acquired, compared to $45.1 million in 2002. The provision for loan losses declined in 2003 compared to 2002 primarily due to the reduction in the volume of originated loans. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management based on factors discussed under “Analysis of Allowance for Loan Losses.”

Non-Interest Income. For the year ended December 31, 2003, non-interest income was $1.6 million compared to $768,000 for the prior year period. The 114% increase was due primarily to large increases in mortgage origination income and deposit service and activity fees. The largest components of non-interest income in 2003 were $620,000 in mortgage loan origination and other loan related fees, $455,000 in customer service charges, $208,000 in distributions from our investment in a mortgage origination company and $163,000 in service charges and fees on deposit accounts. Management expects the level of other non-interest income to increase with the volume of deposit accounts and with the introduction of new products.

A significant portion of non-interest income is derived from mortgage loan origination fees and the distributions from the mortgage company in which the Company has an investment. The volume of these fees and distributions has been driven, to a large extent, by refinancing due to the favorable interest rate environment. Should interest rates increase and the anticipated reduction in refinancing activity is not replaced with an increase in purchase money activity, mortgage loan origination fees could decline.

Non-Interest Expenses. Non-interest expenses for the year ended December 31, 2003 were approximately $5.8 million compared to $4.1 million for the prior year. The 40% increase in non-interest expenses is due principally to the expansion of the Company’s franchise. The largest components of non-interest expense for the year ended December 31, 2003 were personnel expense, occupancy expense, data processing expense, and professional fees.

Salaries and benefits expense was $3.0 million for the year ended December 31, 2003, representing an $896,000 or 43% increase over the $2.1 million recorded for the prior year. During 2003, the Company opened or acquired offices in four new markets in North Carolina. Full service banking locations in the towns of Holly Springs, Southern Pines and Pinehurst were operational for all or part of the year. The Company also established a loan production office

Crescent Financial Corporation and Subsidiaries

Management’s Discussion and Analysis

located in Sanford, North Carolina. The expansion of our franchise required the addition of corporate support staff to accommodate the high rate of asset growth. Management anticipates personnel expense to continue to increase as the Company executes its strategic growth plans. Occupancy expenses amounted to $1.0 million for 2003, increasing by $234,000 or 29% over the $801,000 incurred during 2002. The Company plans to continue to identify new markets that enhance and complement the current franchise. Management believes that occupancy expenses will increase in the near-term as the Company pursues growth in accordance with its strategic plan.

Data processing expenses were $370,000 for the year ended December 31, 2003 compared with $271,000 for the prior year. The $99,000 or 36% increase was due to growth in account volumes, contractual increases in data processing costs, and the additional data line expenses for the new offices. Because data processing expense is tied closely to transaction and account volumes, these expenses should increase as the Company continues to grow.

Expenses related to professional fees and services increased by 29% or $84,000 from $283,000 in 2002 to $367,000 in 2003. The largest components of professional fees and services were directors’ fees, legal expenses, and accounting and audit expenses. Management expects that as the organization grows in complexity, expenses for professional services will increase.

All other non-interest expenses totaled $1.0 million for the year ended December 31, 2003 compared to $686,000 for the prior year. The increase was primarily the result of the Company’s continued growth. The largest components of other non-interest expenses include office supplies and printing, advertising, and loan related fees. Management expects that as the Company continues to expand, expenses associated with these categories will increase.

Provision for Income Taxes. The Company’s provision for income taxes was $874,000 for the year ended December 31, 2003 compared to $94,000 for the year ended December 31, 2002. Prior to achieving profitability, the Company generated a deferred tax benefit due to the net operating losses incurred in 1999 and 2000. During 2001, and in accordance with generally accepted accounting principles, the Company maintained a valuation allowance for a significant portion of these deferred tax assets. In 2002, the Company determined that it was more likely than not that tax benefits would be derived from the deferred tax assets; and therefore, the valuation allowance was released and had the effect of reducing the Company’s provision for income taxes from $490,000 to $94,000.

Crescent Financial Corporation and Subsidiaries

Management’s Discussion and Analysis

NET INTEREST INCOME

Net interest income represents the difference between income derived from interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is affected by both (1) the difference between the rates of interest earned on interest-earning assets and the rates paid on interest-bearing liabilities (“interest rate spread”) and (2) the relative amounts of interest-earning assets and interest-bearing liabilities (“net interest-earning balance”). The following table sets forth information relating to average balances of the Company’s assets and liabilities for the years ended December 31, 2003 and 2002. The table reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities (derived by dividing income or expense by the daily average balance of interest-earning assets or interest-bearing liabilities, respectively) as well as the net interest margin. In preparing the table, non-accrual loans are included in the average loan balance.

	For the Years Ended December 31,
	2003			2002			2001
	Average balance	Interest	Average rate	Average balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(Dollars in thousands)
Interest-earning assets:
Loans portfolio	$160,134	$9,546	5.96%	$104,519	$6,944	6.64%	$65,906	$5,548	8.42%
Investment securities	30,141	1,321	4.38%	24,612	1,443	5.86%	18,245	1,140	6.25%
Federal funds and other interest-earning assets	7,816	83	1.06%	9,522	169	1.77%	10,389	475	4.57%

Total interest-earning assets	198,091	10,950	5.53%	138,653	8,556	6.17%	94,540	7,163	7.58%

Non-interest-earning assets	11,936			5,830			4,186

Total assets	$210,027			$144,483			$98,726

Interest-bearing liabilities:
Deposits:
Interest-bearing NOW	$31,340	295	0.94%	$19,668	316	1.61%	$9,146	83	0.91%
Money market and savings	24,133	318	1.32%	20,534	376	1.83%	18,157	634	3.49%
Time deposits	83,211	2,534	3.05%	58,845	2,177	3.70%	44,440	2,568	5.78%
Borrowings	14,943	602	4.03%	7,563	320	4.23%	2,607	116	4.45%

Total interest-bearing liabilities	153,627	3,749	2.44%	106,610	3,189	2.99%	74,350	3,401	4.57%

Other liabilities	36,351			24,680			14,041

Total liabilities	189,978			131,290			88,391
Stockholders’ equity	20,049			13,193			10,335

Total liabilities and stockholders’ equity	$210,027			$144,483			$98,726

Net interest income and interest rate spread		$7,201	3.09%		$5,367	3.18%		$3,762	3.01%

Net interest margin			3.64%			3.87%			3.98%

Ratio of average interest-earning assets to average interest- bearing liabilities	128.94%			130.06%			127.16%

Crescent Financial Corporation and Subsidiaries

Management’s Discussion and Analysis

VOLUME/RATE VARIANCE ANALYSIS

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period’s rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period’s volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.

	Year Ended December 31, 2003 vs. 2002			Year Ended December 31, 2002 vs. 2001
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)
Interest income:
Loans portfolio	$3,505	$(903)	$2,602	$2,908	$(1,512)	$1,396
Investment securities	283	(405)	(122)	386	(83)	303
Federal funds and other interest-earning assets	(24)	(62)	(86)	(28)	(278)	(306)

Total interest income	3,764	(1,370)	2,394	3,266	(1,873)	1,393

Interest expense:
Deposits:
Interest-bearing NOW	149	(170)	(21)	132	101	233
Money market and savings	57	(115)	(58)	63	(321)	(258)
Time deposits	822	(465)	357	683	(1,074)	(391)
Borrowings	305	(23)	282	215	(11)	204

Total interest expense	1,333	(773)	560	1,093	(1,305)	(212)

Net interest income increase (decrease)	$2,431	$(597)	$1,834	$2,173	$(568)	$1,605

NONPERFORMING ASSETS

Our financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on loans, unless we place a loan in nonaccrual basis. We account for loans on a nonaccrual basis when we have serious doubts about the collectibility of principal or interest. Generally, our policy is to place a loan in nonaccrual status when the loan becomes past due 90 days. We also place loans in nonaccrual status in cases where we are uncertain whether the borrower can satisfy the contractual terms of the loan agreement. Amounts received on nonaccrual loans generally are applied first to principal and then to interest only after all principal has been collected. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal have been granted due to the borrower’s weakened financial condition. We accrue interest on restructured loans at the restructured rates when we anticipate

Crescent Financial Corporation and Subsidiaries

Management’s Discussion and Analysis

that no loss of original principal will occur. Potential problem loans are loans which are currently performing and are not included in nonaccrual or restructured loans above, but about which we have serious doubts as to the borrower’s ability to comply with present repayment terms. These loans are likely to be included later in nonaccrual, past due or restructured loans, so they are considered by our management in assessing the adequacy of our allowance for loan losses. At December 31, 2003, there was one loan in the amount of $647,000 identified as a potential problem loan. The loan is 90 days or more past due and still accruing interest because management and the borrower are working towards resolution. It is possible this loan, or a portion thereof, could be moved to a nonaccrual status in the future.

The table sets forth, for the period indicated, information about our nonaccrual loans, loans past due 90 days or more and still accruing interest, total nonperforming loans (nonaccrual loans plus loans past due 90 days or more and still accruing interest), and total nonperforming assets.

	At December 31,
	2003	2002	2001	2000	1999
	(Dollars in thousands)
Nonaccrual loans	$159	$—	$429	$—	$—
Restructured loans	—	—	—	—	—

Total nonperforming loans	159	—	429	—	—

Real estate owned	—	—	—	—	—

Total nonperforming assets	$159	$—	$429	$—	$—

Accruing loans past due 90 days or more	$647	$—	$—	$—	$—
Allowance for loan losses	3,304	1,711	1,116	630	241
Nonperforming loans to period end loans	0.07%	0.00%	0.53%	0.00%	0.00%
Nonperforming loans and loans past due 90 days or more to period end loans	0.37%	0.00%	0.53%	0.00%	0.00%
Allowance for loan losses to period end loans	1.52%	1.36%	1.38%	1.30%	1.30%
Allowance for loan losses to nonperforming loans	2,077.99%	0.00%	260.14%	0.00%	0.00%
Allowance for loan losses to nonperforming loans and loans past due 90 days or more	409.93%	0.00%	260.14%	0.00%	0.00%
Nonperforming assets to total assets	0.06%	0.00%	0.33%	0.00%	0.00%
Nonperforming assets and loans past due 90 days or more to total assets	0.29%	0.00%	0.33%	0.00%	0.00%

Crescent Financial Corporation and Subsidiaries

Management’s Discussion and Analysis

The $159,000 in non-performing assets at December 31, 2003 consisted of four loans: one is secured by an automobile, two are secured by perfected liens on a primary residence and one is secured by a blanket lien on business assets. The borrower on the loan secured by the automobile is in Chapter 13 bankruptcy and making payments as agreed. The Company does not anticipate taking a loss on the credit. The Company is in the process of foreclosing on the property securing the two residential real estate loans and anticipates losing between $10,000 and $20,000 on the subsequent disposition of that property. The final credit is guaranteed by four principals of the business and we are in the process of discussing repayment. The Company anticipates a minimal loss if any. Interest foregone on these loans during 2003 totaled $6,500.

There were no nonaccrual loans at December 31, 2002. Interest foregone on loans in nonaccrual status during 2002 was approximately $9,000.

ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through periodic charges to earnings in the form of a provision for loan losses. Increases to the allowance for loan losses occur as a result of provisions charged to operations and recoveries of amounts previously charged-off, and decreases to the allowance occur when loans are charged-off. Management evaluates the adequacy of our allowance for loan losses on a monthly basis. The evaluation of the adequacy of the allowance for loan losses involves the consideration of loan growth, loan portfolio composition and industry diversification, historical loan loss experience, current delinquency levels, adverse conditions that might affect a borrower’s ability to repay the loan, estimated value of underlying collateral, prevailing economic conditions and all other relevant factors derived from the Company’s limited history of operations. Because of our limited history, we also consider the loss experience history and allowance ratios of other similar community banks and the knowledge and expertise obtained by management and senior lending officers from prior years experience at former institutions. Additionally, as an important component of their periodic examination process, regulatory agencies review the allowance for loan losses and may require adjustments based on judgments that differ from those of management.

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

Management has developed a model for determining the allowance for loan losses. The model distinguishes between loans that will be evaluated as a group by loan category and those loans to be evaluated individually. Using the various evaluation factors mentioned above, management predetermined allowance percentages for each major loan category. Loans that exhibit an acceptable level of risk per the internal loan grading system are grouped by loan category and multiplied by the associated allowance percentage to determine an adequate level of allowance for loan losses.

Crescent Financial Corporation and Subsidiaries

Management’s Discussion and Analysis

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

The primary reason for increases to the allowance for loan losses has been growth in total outstanding loans; however, there were other factors influencing the provision. The Company experienced net loan charge-offs of $87,000 for the year ended December 31, 2003 compared with $94,000 for the prior year. The percentage of net charge-offs to total average loans for 2003 and 2002 were .05% and .09%, respectively. The reduction in internal loan growth (excluding the effect of the Centennial acquisition) and the decrease in net charge-offs were factors contributing to the decreased provision for loan losses in the current year compared with the prior year.

In conjunction with the acquisition of Centennial Bank on August 29, 2003, the Company recorded an allowance for loan losses of $1.1 million associated with the Centennial loan portfolio. At the time of the transaction, Centennial’s loan loss reserve represented 1.95% of total outstanding loans. The allowance for loan losses at December 31, 2003 was $3.3 million or 1.52% of total outstanding loans and 409.93% of non-performing loans and loans 90 days past due and still accruing interest compared with $1.7 million or 1.36% of total outstanding loans at December 31, 2002.

The allowance for loan losses represents management’s estimate of an amount adequate to provide for known and inherent losses in the loan portfolio in the normal course of business. While management believes the methodology used to establish the allowance for loan losses incorporates the best information available at the time, future adjustments to the level of the allowance may be necessary and the results of operations could be adversely affected should circumstances differ substantially from the assumptions initially used. We believe that the allowance for loan losses was established in conformity with generally accepted accounting principles; however, there can be no assurances that the regulatory agencies, after reviewing the loan portfolio, will not require management to adjust the level of the allowance. Likewise, there can be no assurance that the existing allowance for loan losses is adequate should there be deterioration in the quality of any loans or changes in any of the factors discussed above. Any increases in the provision for loan losses resulting from such deterioration or change in condition could adversely affect the financial condition of the Company and results of its operations.

Crescent Financial Corporation and Subsidiaries

Management’s Discussion and Analysis

The following table describes the allocation of the allowance for loan losses among various categories of loans for the dates indicated:

	At December 31,
	2003		2002		2001
	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)
	(Dollars in thousands)
Real estate - commercial	$1,330	46.66%	$584	41.58%	$312	31.31%
Real estate - residential	54	6.80%	9	1.84%	5	2.00%
Construction loans	778	14.56%	435	21.84%	387	28.71%
Commercial and industrial loans	841	17.61%	518	19.60%	306	24.01%
Home equity loans and lines of credit	115	10.59%	88	12.75%	40	10.43%
Loans to individuals	186	3.78%	77	2.38%	66	3.54%

Total allowance	$3,304	100.00%	$1,711	100.00%	$1,116	100.00%

	At December 31,
	2000		1999
	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)
	(Dollars in thousands)
Real estate - commercial	$163	21.92%	$62	20.44%
Real estate - residential	3	1.53%	1	0.46%
Construction loans	198	38.48%	76	24.53%
Commercial and industrial loans	189	19.70%	72	31.99%
Home equity loans and lines of credit	46	15.42%	18	18.97%
Loans to individuals	31	2.95%	12	3.61%

Total allowance	$630	100.00%	$241	100.00%

(1)	Represents total of all outstanding loans in each category as a percent of total loans outstanding.

The following table describes our loan portfolio composition by category:

	At December 31,
	2003		2002		2001
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
	(Dollars in thousands)
Real estate - commercial	$101,316	46.66%	$52,361	41.58%	$25,288	31.31%
Real estate - residential	14,765	6.80%	2,319	1.84%	1,614	2.00%
Construction loans	31,612	14.56%	27,503	21.84%	23,168	28.71%
Commercial and industrial loans	38,237	17.61%	24,681	19.60%	19,393	24.01%
Home equity loans and lines of credit	22,985	10.59%	16,051	12.75%	8,424	10.43%
Loans to individuals	8,213	3.78%	3,002	2.38%	2,863	3.54%

Total loans	217,128	100.00%	125,917	100.00%	80,768	100.00%

Less: Net deferred loan fees	(382)		(244)		(194)

Total loans, net	$216,746		$125,673		$80,574

Crescent Financial Corporation and Subsidiaries

Management’s Discussion and Analysis

	At December 31,
	2000		1999
	Amount	% of Total Loans	Amount	% of Total Loans
	(Dollars in thousands)
Real estate - commercial	$10,651	21.92%	$3,798	20.44%
Real estate - residential	742	1.53%	85	0.46%
Construction loans	18,696	38.48%	4,559	24.53%
Commercial and industrial loans	9,574	19.70%	5,944	31.99%
Home equity loans and lines of credit	7,493	15.42%	3,525	18.97%
Loans to individuals	1,435	2.95%	671	3.61%

Total loans	48,591	100.00%	18,582	100.00%

Less: Net deferred loan fees	(122)		(47)

Total loans, net	$48,469		$18,535

The following table presents information regarding changes in the allowance for loan losses for the years indicated:

	At or for the Years Ended December 31,
	2003	2002	2001	2000	1999
	(Dollars in thousands)
Balance at beginning of period	$1,711	$1,116	$630	$241	$—

Charge-offs:
Construction loans	27	—	—	—	—
Commercial and industrial loans	59	21	13	—	—
Loans to individuals	13	74	4	—	—

Total charge-offs	99	95	17	—	—

Recoveries:
Commercial and industrial loans	4	1	—	—	—
Loans to individuals	8	—	—	—	—

Total recoveries	12	1	—	—	—

Net charge-offs	87	94	17	—	—

Allowance acquired from Centennial Bank merger	1,129	—	—	—	—

Provision for loan losses	551	689	503	389	241

Balance at the end of the year	$3,304	$1,711	$1,116	$630	$241

Total loans outstanding at year-end	$217,128	$125,917	$80,768	$48,591	$18,582
Average loans outstanding for the year	$160,134	$104,519	$65,906	$31,693	$9,727
Allowance for loan losses to loans outstanding	1.52%	1.36%	1.38%	1.30%	1.30%
Ratio of net loan charge-offs to average loans outstanding	0.05%	0.09%	0.03%	0.00%	0.00%

Crescent Financial Corporation and Subsidiaries

Management’s Discussion and Analysis

INVESTMENT ACTIVITIES

The Company’s investment portfolio plays a major role in management of liquidity and interest rate sensitivity and, therefore, is managed in the context of the overall balance sheet. The securities portfolio generates a nominal percentage of our interest income and serves as a necessary source of liquidity. We account for investment securities as follows:

Available for Sale. Debt and equity securities that will be held for indeterminate periods of time, including securities that we may sell in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available for sale. The Company carries these investments at market value, which we generally determine using published quotes as of the close of business. Unrealized gains and losses are excluded from our earnings and are reported, net of applicable income tax, as a component of accumulated other comprehensive income or loss in stockholders’ equity until realized.

The following table summarizes the amortized costs and market value of available for sale securities at the dates indicated:

	At December 31, 2003		At December 31, 2002		At December 31, 2001
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
	(In thousands)
Securities available for sale:
U.S. government securities and obligations of U.S. government agencies	$1,759	$1,762	$2,260	$2,302	$3,760	$3,851
Mortgage-backed securities	27,647	27,758	21,778	22,370	18,489	18,713
Municipal	6,908	6,975	3,584	3,615	278	269
Other	500	500	—	—	—	—

Total securities available for securities	$36,814	$36,995	$27,622	$28,287	$22,527	$22,833

LIQUIDITY AND CAPITAL RESOURCES

Maintaining adequate liquidity while managing interest rate risk is the primary goal of the Company’s asset and liability management strategy. Liquidity is the ability to fund the needs of the Company’s borrowers and depositors, pay operating expenses, and meet regulatory liquidity requirements. Maturing investments, loan and mortgage-backed securities principal repayments, deposit growth, the brokered deposit market, and borrowings from the Federal Home Loan Bank are presently the main sources of the Company’s liquidity. The Company’s primary uses of liquidity are to fund loans and to make investments.

At December 31, 2003, liquid assets (cash and due from banks, interest-earning deposits with banks, federal funds sold and investment securities available for sale) were approximately $44.0 million, which represents 16% of total assets and 20% of total deposits. Supplementing this liquidity, the Company has available lines of credit from various correspondent banks of approximately $49.8 million of which $20.4 million was outstanding. At December 31, 2003, outstanding commitments for undisbursed lines of credit and letters of credit amounted to $52.0 million. Management believes that the combined aggregate liquidity position of the Company is sufficient to meet the funding requirements of loan demand and deposit maturities and

Crescent Financial Corporation and Subsidiaries

Management’s Discussion and Analysis

withdrawals in the near term. Certificates of deposit represented 52% of the Company’s total deposits at December 31, 2003. The Company’s growth strategy will include efforts focused at increasing the relative volume of transaction deposit accounts. Certificates of deposit of $100,000 or more represented 24% of the Company’s total deposits at year-end. While these deposits are generally considered rate sensitive and the Company will need to pay competitive rates to retain these deposits at maturity, there are other subjective factors that will determine the Company’s continued retention of those deposits.

Under federal capital regulations, Crescent State Bank must satisfy certain minimum leverage ratio requirements and risk-based capital requirements. At December 31, 2003, the Bank’s equity to asset ratio was 8.82%. All capital ratios place the Bank in excess of the minimum required to be deemed a well-capitalized bank by regulatory measures. The Bank’s ratio of Tier I capital to risk-weighted assets at December 31, 2003 was 10.85%.

ASSET/LIABILITY MANAGEMENT

The Company’s asset/liability management, or interest rate risk management, program is focused primarily on evaluating and managing the composition of its assets and liabilities in view of various interest rate scenarios. Factors beyond the Company’s control, such as market interest rates and competition, may also have an impact on the Company’s interest income and interest expense.

In the absence of other factors, the yield or return associated with the Company’s earning assets generally will increase from existing levels when interest rates rise over an extended period of time and, conversely, interest income will decrease when interest rates decline. In general, interest expense will increase when interest rates rise over an extended period of time and, conversely, interest expense will decrease when interest rates decline.

Interest Rate Gap Analysis. As a part of its interest rate risk management policy, the Company calculates an interest rate “gap.” Interest rate “gap” analysis is a common, though imperfect, measure of interest rate risk, which measures the relative dollar amounts of interest-earning assets and interest-bearing liabilities which reprice within a specific time period, either through maturity or rate adjustment. The “gap” is the difference between the amounts of such assets and liabilities that are subject to repricing. A “positive” gap for a given period means that the amount of interest-earning assets maturing or otherwise repricing within that period exceeds the amount of interest-bearing liabilities maturing or otherwise repricing within the same period. Accordingly, in a declining interest rate environment, an institution with a positive gap would generally be expected, absent the effects of other factors, to experience a decrease in the yield on its assets greater than the decrease in the cost of its liabilities and its net interest income should be negatively affected. Conversely, the yield on its assets for an institution with a positive gap would generally be expected to increase more quickly than the cost of funds in a rising interest rate environment, and such institution’s net interest income generally would be expected to be positively affected by rising interest rates. Changes in interest rates generally have the opposite effect on an institution with a “negative gap.”

The table below sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2003 that are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end

Crescent Financial Corporation and Subsidiaries

Management’s Discussion and Analysis

of the next upcoming adjustment period. Money market deposit accounts and negotiable order of withdrawal or other transaction accounts are assumed to be subject to immediate repricing and depositor availability and have been placed in the shortest period. In making the gap computations, none of the assumptions sometimes made regarding prepayment rates and deposit decay rates have been used for any interest-earning assets or interest-bearing liabilities. In addition, the table does not reflect scheduled principal payments that will be received throughout the lives of the loans or investments. The interest rate sensitivity of the Company’s assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

	Terms to Repricing at December 31, 2003
	1 Year or Less	More Than 1 Year to 3 Years	More Than 3 Years to 5 Years	More Than 5Years	Total
	(Dollars in thousands)
INTEREST-EARNING ASSETS:
Loans receivable:
Commercial mortgage loans	$68,041	$23,234	$10,042	$—	$101,317
Residential mortgage loans	7,668	4,754	1,702	641	14,765
Construction and development	30,098	1,514	—	—	31,612
Commercial and industrial loans	33,541	4,696	—	—	38,237
Home equity lines and loans	22,230	556	190	9	22,985
Loans to individuals	6,535	1,345	325	7	8,212
Interest-earning deposits with banks	438	—	—	—	438
Investment securities available for sale	6,250	8,397	8,458	13,890	36,995
Federal Home Loan Bank stock	950	—	—	—	950

Total interest-earning assets	$175,751	$44,496	$20,717	$14,547	$255,511

INTEREST-BEARING LIABILITIES:
Deposits:
Money market, NOW and savings	$106,097	$—	$—	$—	$106,097
Time	79,698	18,583	14,238	—	112,519
Borrowings	17,003	2,000	—	10,000	29,003

Total interest-bearing liabilities	$202,798	$20,583	$14,238	$10,000	$247,619

INTEREST SENSITIVITY GAP PER PERIOD	$(27,047)	$23,913	$6,479	$4,547	$7,892
CUMULATIVE INTEREST SENSITIVITY GAP	$(27,047)	$(3,134)	$3,345	$7,892	$7,892
CUMULATIVE GAP AS A PERCENTAGE OF TOTAL INTEREST-EARNING ASSETS	(10.59)%	(1.23)%	1.31%	3.09%	3.09%
CUMULATIVE INTEREST-EARNING ASSETS AS A PERCENTAGE OF CUMULATIVE INTEREST-BEARING LIABILITIES	86.66%	98.60%	101.41%	103.19%	103.19%

Crescent Financial Corporation and Subsidiaries

Management’s Discussion and Analysis

The following table presents at December 31, 2003 (i) the aggregate maturities of loans in the named categories of our loan portfolio and (ii) the aggregate amounts of such loans, by variable and fixed rates that mature after one year:

	Within 1 Year	1-5 Years	After 5 Years Years	Total
	(In thousands)
Commercial mortgage	$11,564	$79,480	$10,272	$101,316
Residential mortgage	1,028	9,747	3,990	14,765
Construction, acquisition and development	20,020	10,706	886	31,612
Commercial and industrial	17,990	18,208	2,039	38,237
Home equity lines and loans	1,269	1,493	20,223	22,985
Individuals	3,873	3,403	937	8,213

Total	$55,744	$123,037	$38,347	$217,128

Fixed rate loans				$63,958
Variable rate loans				97,426

				$161,384

CRITICAL ACCOUNTING POLICY

The Company’s most significant critical accounting policy is the determination of its allowance for loan losses. A critical accounting policy is one that is both very important to the portrayal of the Company’s financial condition and results, and requires management’s most difficult, subjective or complex judgments. What makes these judgments difficult, subjective and/or complex is the need to make estimates about the effects of matters that are inherently uncertain. Refer to the discussion within Analysis of Allowance for Loan Losses and Note B to the consolidated financial statements for comprehensive discussion regarding this accounting policy.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued FASB Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities. This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. In December 2003, the FASB issued a revision to FIN 46 (FIN 46R) to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. Small business issuers must apply FIN 46R no later than the end of the first reporting period ending after December 15, 2004. FIN 46 is effective for public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003.

Crescent Financial Corporation and Subsidiaries

Management’s Discussion and Analysis

Adoption of FIN 46R will result in deconsolidation of the Company’s trust preferred subsidiary, Crescent Financial Capital Trust I. Upon deconsolidation, the junior subordinated debentures issued by the Company to the trust will be included in long-term debt (instead of the trust preferred securities) and the Company’s equity interest in the trust will be included in other assets. If these trusts were deconsolidated as of December 31, 2003, the effect on the Company’s balance sheet would be an increase in other assets of $248,000 with a corresponding increase in long-term debt. The deconsolidation of the trust will not materially impact net income.

The trust preferred securities presently qualify as Tier 1 regulatory capital and are reported in Federal Reserve regulatory reports as a minority interest in a consolidated subsidiary. The junior subordinated debentures do not qualify as Tier 1 regulatory capital. On July 2, 2003, the Board of Governors of the Federal Reserve issued a letter, SR 03-13, stating that notwithstanding FIN 46, trust preferred securities will continue to be included in Tier 1 capital until notice is given to the contrary. There can be no assurance that the Federal Reserve will continue to allow institutions to include trust preferred securities in Tier I capital for regulatory capital purposes. In the event of a disallowance, there would be a reduction in the Company’s consolidated capital ratios. However, the Company believes that the Bank would remain “well capitalized” under Federal Reserve Board guidelines (or the Company would still exceed the regulatory required minimums for capital adequacy purposes).

OFF-BALANCE SHEET ARRANGEMENTS

The Company has various financial instruments (outstanding commitments) with off-balance sheet risk that are issued in the normal course of business to the meet the financing needs of its customers. See Note O to the consolidated financial statements for more information regarding these commitments and contingent liabilities.

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

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and the Board of Directors

Crescent Financial Corporation

Cary, North Carolina

We have audited the accompanying consolidated balance sheets of Crescent Financial Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crescent Financial Corporation and subsidiaries at December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Sanford, North Carolina

February 10, 2004

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002
ASSETS
Cash and due from banks	$6,613,091	$9,460,820
Interest-earning deposits with banks	438,066	80,592
Federal funds sold	—	16,691,000
Investment securities available for sale (Note C)	36,994,920	28,287,395
Loans (Note D)	216,745,757	125,672,941
Allowance for loan losses	(3,304,250)	(1,711,300)

NET LOANS	213,441,507	123,961,641
Accrued interest receivable	964,376	551,799
Federal Home Loan Bank stock, at cost	950,000	500,000
Premises and equipment (Note E)	2,699,164	1,630,865
Investment in life insurance	5,072,688	—
Goodwill	3,600,298	—
Other assets	2,940,371	840,816

TOTAL ASSETS	$273,714,481	$182,004,928

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Demand	$37,941,562	$40,338,729
Savings	2,193,336	1,435,539
Money market and NOW	65,961,823	46,084,969
Time (Note F)	112,518,235	65,246,233

TOTAL DEPOSITS	218,614,956	153,105,470
Short-term borrowings (Note G)	9,002,546	—
Long-term debt (Note G)	12,000,000	10,000,000
Trust preferred securities	8,000,000	—
Accrued expenses and other liabilities	1,947,079	1,167,470

TOTAL LIABILITIES	249,564,581	164,272,940

Stockholders’ Equity (Note M)
Common stock, $1 par value, 20,000,000 shares authorized; 2,924,429 shares and 2,143,249 shares issued and outstanding at December 31, 2003 and 2002, respectively	2,924,429	2,143,249
Additional paid-in capital	18,884,505	14,604,591
Retained earnings	2,229,984	575,267
Accumulated other comprehensive income	110,982	408,881

TOTAL STOCKHOLDERS’ EQUITY	24,149,900	17,731,988

Commitments (Notes I and N)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$273,714,481	$182,004,928

See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2003 and 2002

	2003	2002
INTEREST AND FEE INCOME
Loans	$9,546,450	$6,943,890
Investment securities available for sale	1,320,644	1,443,327
Interest-earning deposits with banks	8,286	27,925
Federal funds sold	74,903	140,713

TOTAL INTEREST AND FEE INCOME	10,950,283	8,555,855

INTEREST EXPENSE
Money market, NOW and savings deposits	613,167	691,791
Time deposits	2,533,934	2,176,685
Federal funds purchased and borrowings	601,914	320,168

TOTAL INTEREST EXPENSE	3,749,015	3,188,644

NET INTEREST INCOME	7,201,268	5,367,211
PROVISION FOR LOAN LOSSES (Note D)	551,037	689,024

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	6,650,231	4,678,187

NON-INTEREST INCOME (Note K)	1,644,656	767,700

NON-INTEREST EXPENSE
Salaries and employee benefits	2,978,666	2,082,952
Occupancy and equipment	1,035,043	801,216
Other (Note K)	1,752,861	1,239,958

TOTAL NON-INTEREST EXPENSE	5,766,570	4,124,126

INCOME BEFORE INCOME TAXES	2,528,317	1,321,761
INCOME TAXES (Note J)	873,600	93,603

NET INCOME	$1,654,717	$1,228,158

NET INCOME PER COMMON SHARE
Basic	$.63	$.63

Diluted	$.61	$.61

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	2,611,069	1,960,810

Diluted	2,706,454	2,017,408

See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2003 and 2002

	Common stock		Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income	Total equity
	Shares	Amount
Balance at December 31, 2001	1,289,527	$1,289,527	$9,625,506	$(652,891)	$187,579	$10,449,721
Comprehensive income:
Net income	—	—	—	1,228,158	—	1,228,158
Net unrealized holding gains on available-for-sale securities, net	—	—	—	—	221,302	221,302

Total comprehensive income						1,449,460

Common stock issued pursuant to:
Sale of common stock	690,412	690,412	5,126,932	—	—	5,817,344
Stock options exercised	2,531	2,531	17,464	—	—	19,995
Fifteen percent stock split effected in the form of a stock dividend with cash paid for fractional shares	160,779	160,779	(165,311)	—	—	(4,532)

Balance at December 31, 2002	2,143,249	2,143,249	14,604,591	575,267	408,881	17,731,988
Comprehensive income:
Net income	—	—	—	1,654,717	—	1,654,717
Net unrealized holding loss on available-for-sale securities, net	—	—	—	—	(297,899)	(297,899)

Total comprehensive income						1,356,818

Common stock issued pursuant to:
Stock options exercised	54,190	54,190	394,247	—	—	448,437
Fifteen percent stock split effected in the form of a stock dividend with net cash received for fractional shares	321,488	321,488	(321,482)	—	—	6
Shares issued in connection with Business combination	405,502	405,502	4,207,149	—	—	4,612,651

Balance at December 31, 2003	2,924,429	$2,924,429	$18,884,505	$2,229,984	$110,982	$24,149,900

See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,654,717	$1,228,158
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	468,175	308,872
Provision for loan losses	551,037	689,024
Deferred income taxes	(53,180)	(582,981)
Gain on disposition of assets	9,270	(14,916)
Change in assets and liabilities:
Increase in accrued interest receivable	(412,577)	(38,735)
Increase in other assets	29,525	(129,976)
Increase in accrued expenses and other liabilities	37,163	598,102

Net cash provided by operating activities	2,284,130	2,057,548

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investment securities available for sale	(22,781,451)	(10,976,162)
Proceeds from maturities and repayments of investment securities available for sale	18,821,155	5,888,659
Loan originations and principal collections, net	(33,444,785)	(45,533,780)
Purchases of premises and equipment	(982,632)	(1,096,072)
Proceeds from disposals of premises and equipment	1,300	1,450
Capital expenditures on foreclosed assets	(20,861)	—
Proceeds from sales of foreclosed assets	174,127	354,998
Purchases of Federal Home Loan Bank stock	(243,100)	(250,000)
Investment in life insurance	(5,072,688)	—
Net cash paid in business combination	(3,042,396)	—

Net cash used by investing activities	(46,591,331)	(51,610,907)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits accounts	8,192,367	39,950,115
Net increase in short-term borrowings	8,485,136	—
Net increase in long-term debt	—	5,000,000
Proceeds from issuance of trust preferred securities	8,000,000	—
Proceeds from sale of common stock, net	—	5,817,344
Proceeds from stock options exercised	448,437	19,995
Net cash received in lieu of fractional shares	6	(4,532)

Net cash provided by financing activities	25,125,946	50,782,922

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(19,181,255)	1,229,563
CASH AND CASH EQUIVALENTS, BEGINNING	26,232,412	25,002,849

CASH AND CASH EQUIVALENTS, ENDING	$7,051,157	$26,232,412

See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A - ORGANIZATION AND OPERATIONS

On June 29, 2001, Crescent Financial Corporation (the “Company”) was formed as a holding company for Crescent State Bank (the “Bank”). Upon formation, one share of the Company’s $1 par value common stock was exchanged for each of the then outstanding 1,289,527 shares of the Bank’s $5 par value common stock.

The Bank was incorporated December 22, 1998 and began banking operations on December 31, 1998. The Bank is engaged in general commercial and retail banking in Wake, Johnston, Lee and Moore Counties, North Carolina, operating under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities.

The Company formed Crescent Financial Capital Trust I during 2003 in order to facilitate the issuance of trust preferred securities. The Trusts are statutory business trusts formed under the laws of the state of Delaware, of which all common securities are owned by the Company.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts and transactions of Crescent Financial Corporation and its wholly-owned subsidiaries, Crescent State Bank and Crescent Financial Capital Trust I. All significant intercompany transactions and balances have been eliminated in consolidation. Crescent Financial Corporation and its subsidiaries are collectively referred to herein as the “Company.”

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and due from banks, interest-earning deposits with banks and federal funds sold.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Available for Sale

Available-for-sale securities are carried at fair value and consist of bonds and notes not classified as trading securities or as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities are reported as a net amount in other comprehensive income, net of related tax effects. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity, are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Interest on loans is recorded based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. Generally, loans are placed on nonaccrual when they are past due 90 days. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. The provision for loan losses is based upon management’s best estimate of the amount needed to maintain the allowance for loan losses at an adequate level. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of the current status of the portfolio, historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. Management segments the loan portfolio by loan type in considering each of the aforementioned factors and their impact upon the level of the allowance for loan losses.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment

Land is carried at cost. Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets which are 3 - 10 years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Repairs and maintenance costs are charged to operations as incurred, and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Stock in Federal Home Loan Bank of Atlanta

As a requirement for membership, the Company invests in stock of the Federal Home Loan Bank of Atlanta (“FHLB”). This investment is carried at cost.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

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

Stock Compensation Plans

Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plans have no intrinsic value at the grant date and, under APB Opinion No. 25, no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in APB Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures as if the fair value based method of accounting had been applied.

At December 31, 2003, the Company has two stock-based compensation plans, which are more fully described in Note O. Had compensation costs for the Company’s stock option plans been determined based on the fair value at the grant date for awards in 2003 and 2002, the Company’s net income and net income per share would have changed to the pro forma amounts indicated as follows:

	2003	2002
	(Dollars in thousands)
Net income:
As reported	$1,655	$1,228
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(23)	(88)

Pro forma	$1,632	$1,140

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2003	2002
Basic earnings per share:
As reported	$.63	$.63
Pro forma	.62	.58

Diluted earnings per share:
As reported	$.61	$.61
Pro forma	.60	.57

Assumptions in estimating option values:
Risk-free interest rate	3.00%	3.00%
Dividend yield	—%	—%
Volatility	23.88%	29.20%
Expected life	7 years	7 years

The weighted average grant date fair value of options	$4.11	$3.64

Per Share Results

During both 2003 and 2002, the Company paid a 15% stock split effected in the form of a stock dividend. Basic and diluted net income per common share have been computed by dividing net income for each period by the weighted average number of shares of common stock outstanding during each period after retroactively adjusting for these stock dividends.

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. For the year ended December 31, 2002, there were 246,066 outstanding stock options which were not included in the computation of diluted earnings per share because they had no dilutive effect. There were no anti-dilutive shares at December 31, 2003.

Comprehensive Income

The Company reports as comprehensive income all changes in stockholders’ equity during the year from sources other than shareholders. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Company’s only component of other comprehensive income is unrealized gains and losses on investment securities available for sale.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The components of other comprehensive income and related tax effects are as follows:

	2003	2002
Unrealized holding gains (lossess) on available-for-sale securities	$(484,783)	$360,135
Tax effect	186,884	(138,833)

	(297,899)	221,302

Reclassification adjustment for gains realized in income	—	—

Tax effect	—	—

Net of tax amount	$(297,899)	$221,302

Mortgage Loan Origination and Other Fees

Mortgage loan origination fees represent fees received for the origination of loans for sale in the secondary market through the Company’s relationship with Sidus Financial Corporation, a mortgage broker in which the Company has invested. These fees are recognized in income as they are earned upon the closing of each loan.

Fees derived from leasing and investment transactions with Republic Leasing and the Capital Investment Group, Inc., respectively, are recognized in income as these transactions are consummated.

Goodwill

Goodwill arose from the 2003 purchase of Centennial Bank. Pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill acquired will not be amortized but will be subject to an annual impairment test. Goodwill recorded by the Company amounted to $3,600,298 at December 31, 2003. The Company had no recorded goodwill at December 31, 2002.

Other Intangible Assets

Other intangible assets were acquired in conjunction with the 2003 purchase of Centennial Bank. Subject to the provisions of SFAS No. 142, such other intangible assets, which consist solely of the deposit base premium acquired through the purchase of Centennial, are amortized over the approximate estimated lives of the related acquired deposit relationships. In accordance with the Company’s estimate of the approximate lives of the acquired deposit relationships, a 10 year straight-line amortization schedule has been established for the other intangible asset related to the financial institution acquisition. The Company will continue to evaluate the amortization period and such amortization period could be revised downwards (but not upwards) in the future if circumstances warrant. The initial deposit premium was $209,012. Amortization of the deposit premium amounted to $6,968 for the year ended December 31, 2003. The Company had no such intangible assets at December 31, 2002.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires management to report selected financial and descriptive information about reportable operating segments. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Generally, disclosures are required for segments internally identified to evaluate performance and resource allocation. In all material respects, the Company’s operations are entirely within the commercial and retail banking segment, and the financial statements presented herein reflect the results of that segment. Also, the Company has no foreign operations or customers.

New Accounting Standards

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities. This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. In December 2003, the FASB issued a revision to FIN 46 (FIN 46R) to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. FIN 46R is effective for public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by small business issuers to variable interest entities other than special-purpose entities is required for periods ending after December 15, 2004. The Company is in the process of determining the impact of FIN 46 and FIN 46R on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified by the Company after May 31, 2003, and is effective at the beginning of the first interim period beginning after June 15, 2003. However, the FASB has deferred indefinitely the classification and measurement provisions as they related to certain mandatorily redeemable noncontrolling interests. The Company’s adoption of SFAS No. 150 did not have a material impact on its consolidated financial statements.

In November 2003, the Emerging Issues Task Force (EITF) reached a partial consensus on Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Issue 03-1 requires certain quantitative and qualitative disclosures for investments subject to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The Company adopted the partial consensus on Issue 03-1 during 2003 and has provided the new disclosures in Note C. The EITF is expected to continue deliberating other aspects of Issue 03-1, including when to recognize other-than-temporary impairment.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Certain amounts in the 2002 and 2001 consolidated financial statements have been reclassified to conform to the 2003 presentation. The reclassifications had no effect on net income or stockholders’ equity as previously reported.

NOTE C - INVESTMENT SECURITIES

The following is a summary of the securities portfolios by major classification:

	December 31, 2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities available for sale:
U.S. government and obligations of U.S. government agencies	$1,758,960	$11,330	$7,813	$1,762,477
Mortgage-backed	27,647,441	306,825	196,719	27,757,547
Municipal	6,907,894	119,315	52,313	6,974,896
Other	500,000	—	—	500,000

	$36,814,295	$437,470	$256,845	$36,994,920

	December 31, 2002
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities available for sale:
U.S. government and obligations of U.S. government agencies	$2,259,817	$42,447	$—	$2,302,264
Mortgage-backed	21,777,894	592,733	(1,024)	22,369,603
Municipal	3,584,275	56,642	(25,389)	3,615,528

	$27,621,986	$691,822	$(26,413)	$28,287,395

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE C - INVESTMENT SECURITIES (Continued)

The following table shows investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2003. These unrealized losses on investment securities are a result of volatility in the market during 2003 and relate to one U.S. Government agency security, thirteen mortgage-backed securities, and five municipal securities. All unrealized losses on investment securities are considered by management to be temporarily impaired given the credit ratings on these investment securities and the short duration of the unrealized loss.

	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(Amounts in thousands)
Securities available for sale:
U.S. government securities and obligations of U.S. government agencies	$496,771	$7,813	$—	$—	$496,771	$7,813
Mortgage-backed securities	9,362,839	196,719	—	—	9,362,839	196,719
Municipals	2,125,408	52,313	—	—	2,125,408	52,313

Total temporarily impaired securities	$11,985,018	$256,845	$—	$—	$11,985,018	$256,845

At December 31, 2003 and 2002, investment securities with a carrying value of $8,305,000 and $10,872,000, respectively, were pledged to secure public deposits, borrowings and for other purposes required or permitted by law.

The amortized cost and fair values of securities available for sale at December 31, 2003 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Fair value
Due within one year	$7,844,396	$7,945,294
Due after one year through five years	15,586,421	15,659,751
Due after five years through ten years	9,842,248	9,789,056
Due after ten years	3,541,230	3,600,819

	$36,814,295	$36,994,920

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE C - INVESTMENT SECURITIES (Continued)

The following table presents the carrying values, intervals of maturities or repricings, and weighted average yields of our investment portfolio at December 31, 2003:

	Repricing or Maturing
	Less than one year	One to five years	Five to ten years	Over ten years	Total
	(Dollars in thousands)
Securities available for sale:
U. S. government agencies
Balance	$760	$1,002	$—	$—	$1,762
Weighted average yield	3.47%	3.43%	—	—	3.45%
Mortgage-backed securities
Balance	$7,185	$13,361	$6,330	$882	$27,758
Weighted average yield	3.93%	4.05%	4.07%	4.47%	4.04%
Municipal securities
Balance	$—	$1,297	$3,459	$2,219	$6,975
Weighted average yield	—	5.46%	4.87%	6.50%	5.50%
Other
Balance	$—	$—	$—	$500	$500
Weighted average yield	—	—	—	9.00%	9.00%
Total
Balance	$7,945	$15,660	$9,789	$3,601	$36,995
Weighted average yield	3.89%	4.12%	4.35%	6.35%	4.35%

NOTE D - LOANS

Following is a summary of loans at December 31, 2003 and 2002.

	2003	2002
Real estate - commercial	$101,316,594	$52,361,172
Real estate - residential	14,765,446	2,318,778
Construction loans	31,611,948	27,502,731
Commercial and industrial loans	38,236,711	24,680,968
Home equity loans and lines of credit	22,984,518	16,051,828
Loans to individuals	8,213,175	3,001,683

Total loans	217,128,392	125,917,160
Less:
Deferred loan fees	(382,635)	(244,219)
Allowance for loan losses	(3,304,250)	(1,711,300)

Total	$213,441,507	$123,961,641

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE D - LOANS (Continued)

Loans are primarily made in the Triangle area of North Carolina, principally Wake and Johnston Counties. Real estate loans can be affected by the condition of the local real estate market. Commercial and consumer and other loans can be affected by the local economic conditions.

No loans have been restructured during 2003 or 2002. Loans totaling $159,000 and $0 were considered impaired as of December 31, 2003 and 2002, respectively. Impaired loans at December 31, 2003 of $159,000, which represented all of the Company’s non-accruing loans on that date, had a corresponding valuation allowance of $47,000. The average recorded investment in impaired loans during the years ended December 31, 2003 and 2002 was $84,000 and $87,000, respectively. For the years ended December 31, 2003 and 2002, the interest income the Company recognized from impaired loans during the portion of the year that they were impaired was not material.

The Bank has granted loans to certain directors and executive officers of the Bank and their related interests. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and, in management’s opinion, do not involve more than the normal risk of collectibility. All loans to directors and executive officers or their related interests are submitted to the Board of Directors for approval. A summary of loans to directors, executive officers and their interests follows:

Loans to directors and officers as a group at December 31, 2002	$4,312,331
Net disbursements during year ended December 31, 2003	1,435,302

Loans to directors and officers as a group at December 31, 2003	$5,747,633

At December 31, 2003, the Bank had pre-approved but unused lines of credit totaling $610,802 to executive officers, directors and their related interests. No additional funds are committed to be advanced at December 31, 2003.

An analysis of the allowance for loan losses follows:

	2003	2002
Balance at beginning of year	$1,711,300	$1,115,800

Provision for loan losses	551,037	689,024

Charge-offs	(98,748)	(94,654)
Recoveries	12,161	1,130

Net charge-offs	(86,587)	(93,524)

Allowance recorded related to loans acquired in acquisition of Centennial Bank	1,128,500	—

Balance at end of year	$3,304,250	$1,711,300

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE E - PREMISES AND EQUIPMENT

Following is a summary of premises and equipment at December 31, 2003 and 2002:

	2003	2002
Land	$1,043,923	$933,503
Buildings and leasehold improvements	1,219,098	549,051
Furniture and equipment	1,613,887	1,051,246
Less accumulated depreciation	(1,177,744)	(902,935)

Total	$2,699,164	$1,630,865

Depreciation and amortization amounting to $338,396 for the year ended December 31, 2003 and $315,888 for the year ended December 31, 2002 is included in occupancy and equipment expense.

NOTE F - DEPOSITS

The weighted average cost of time deposits was 2.71% and 3.49% at December 31, 2003 and 2002, respectively.

At December 31, 2003, the scheduled maturities of certificates of deposit are as follows:

	Less than $100,000	$100,000 or more	Total
Three months or less	$13,220,356	$7,990,195	$21,210,551
Over three months through one year	28,195,504	29,963,431	58,158,935
Over one year through three years	10,297,553	8,509,056	18,806,609
Over three years to five years	7,422,593	6,919,547	14,342,140

Total	$59,136,006	$53,382,229	$112,518,235

NOTE G - BORROWINGS

Short-term Borrowings

The Company may purchase federal funds through an unsecured federal funds guidance line of credit totaling $8.8 million at December 31, 2003. This line is intended for short-term borrowings and is subject to restrictions limiting the frequency and terms of advances. This line of credit is payable on demand and bears interest based upon the daily federal funds rate. The Company had $1,370,000 outstanding balance on the line of credit as of December 31, 2003. In addition, the Company has $7.0 million outstanding from the Federal Home Loan Bank of Atlanta and bears interest based upon the daily federal funds rate. This line of credit is secured as discussed below.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE G - BORROWINGS (Continued)

Also included in short-term borrowings are repurchase agreements with outstanding balances of $632,545 at December 31, 2003. Securities sold under agreements to repurchase generally mature within one day from the transaction date and are collateralized by U.S. Government Agency obligations.

A summary of selected data related to short-term borrowed funds follows:

	For the Year Ended December 31,
	2003	2002	2001
	(Dollars in thousands)
Short-term borrowings:
Repurchase agreements and federal funds purchased
Balance outstanding at end of year	$9,003	$—	$—
Maximum amount outstanding at any month end during the year	9,003	1,663	5,000
Average balance outstanding during the year	1,302	248	155
Weighted-average interest rate during the year	1.25%	2.00%	4.12%
Weighted-average interest rate at end of year	1.25%	0.00%	0.00%

Long-term Debt

The Company has a $41.0 million credit line available with the Federal Home Loan Bank for advances. These advances are secured by a blanket floating lien on qualifying first mortage loans and pledged investment securities with a market value of $7.8 million.

At December 31, 2003, the Company had the following advances outstanding from the Federal Home Loan Bank of Atlanta:

Maturity	Interest Rate	Rate Type	2003	2002
May 10, 2006	4.56%	Fixed	$2,000,000	$—
July 6, 2011	4.44%	Convertible	5,000,000	5,000,000
July 16, 2012	3.84%	Fixed	5,000,000	5,000,000

			$12,000,000	$10,000,000

At December 31, 2003 and 2002, the weighted average interest rates on the above advances were 4.21% and 4.14%, respectively. The advance maturing on July 6, 2011 bears interest at 4.44% and is continuously convertible every three months after July 7, 2003 to a variable rate at the three month London Inter-Bank Offering Rate.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE H - TRUST PREFERRED SECURITIES

The Company has cumulative trust preferred securities (the “Preferred Securities”) outstanding through a wholly owned Subsidiary. The Trust issuer has invested the total proceeds from the sale of the Trust Preferred in the Junior Subordinated Deferrable Interest Debentures (the “Junior Subordinated Debentures”) issued by the Company.

On August 27, 2003, $8.0 million of Trust Preferred were placed through Crescent Financial Capital Trust I (the “Trust”). The preferred securities pay cumulative cash distributions quarterly at an annual rate, reset quarterly, equal to LIBOR plus 3.10%. The dividends paid to holders of the preferred securities, which will be recorded as interest expense, are deductible for income tax purposes. The Trust Preferred are redeemable on October 7, 2008 or afterwards in whole or in part, on any January 7, April 7, July 7, or October 7. Redemption is mandatory at October 7, 2033. The Company guarantees the preferred securities through the combined operation of the junior subordinated debentures and other related documents. The Company’s obligation under the guarantee is unsecured and subordinate to senior and subordinated indebtedness of the Company. The preferred securities quality as Tier I capital for regulatory capital purposes.

NOTE I - LEASES

The Bank has entered into three non-cancelable operating leases for its main office and branch facilities. Future minimum lease payments under these leases for the years ending December 31 are as follows:

2004	$331,902
2005	331,963
2006	299,213
2007	227,629
2008	231,258
Thereafter	3,645,145

Total	$5,067,110

The leases contain renewal options for various additional terms after the expiration of the initial term of each lease. The cost of such rentals is not included above. Total rent expense for the years ended December 31, 2003 and 2002 amounted to $391,204 and $297,538, respectively.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE J - INCOME TAXES

The significant components of the provision for income taxes for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Current tax provision:
Federal	$748,362	$556,229
State	178,419	120,355

	926,781	676,584

Deferred tax provision (benefit):
Federal	(43,662)	(153,516)
State	(9,519)	(33,468)

	(53,181)	(186,984)

Provision for income tax expense before adjustment to deferred tax asset valuation allowance	873,600	489,600
Decrease in valuation allowance	—	(395,997)

Net provision for income taxes	$873,600	$93,603

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2003	2002
Tax computed at statutory rate of 34%	$859,627	$449,399
Effect of state income taxes	115,038	60,140
Non-taxable income	(108,844)
Other	7,779	(19,939)
Decrease in deferred tax asset valuation allowance	—	(395,997)

	$873,600	$93,603

Significant components of deferred taxes at December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred tax assets:
Allowance for loan losses	$1,106,827	$576,616
Net operating loss carryforwards	647,866	—
Pre-opening costs and expenses	—	23,709
Premises and equipment	95,191	68,383
Rent abatement	23,952	28,000
Other	151,642	48,194

Net deferred tax assets	2,025,478	744,902

Deferred tax liabilities:
Intangible assets	(77,896)	—
Net unrealized holding gains on available-for-sale securities	(69,643)	(256,528)

Net deferred tax liabilities	(147,539)	(256,528)

Net recorded deferred tax asset	$1,877,939	$488,374

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE J - INCOME TAXES (Continued)

It is management’s opinion that realization of the net deferred tax asset is more likely than not based on the Company’s history of taxable income and estimates of future taxable income.

The Company has net operating loss carryforwards of approximately $1.7 million, which were acquired in the merger of Centennial Bank and which expire at various dates through 2023.

NOTE K - NON-INTEREST INCOME AND OTHER NON-INTEREST EXPENSE

The major components of non-interest income for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Mortgage loan origination and other loan related fees	$619,714	$276,570
Service charges and fees on deposits accounts	617,924	440,989
Distribution from mortgage company	207,948	—
Other	199,070	50,141

Total	$1,644,656	$767,700

The major components of other non-interest expense for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Postage, printing and office supplies	$261,455	$162,938
Advertising and promotions	199,462	127,328
Data processing expense	369,923	271,433
Professional fees and services	366,868	283,380
Other	555,153	394,879

Total	$1,752,861	$1,239,958

NOTE L - RESERVE REQUIREMENTS

The aggregate net reserve balances maintained under the requirements of the Federal Reserve, which are non-interest bearing, were approximately $1,677,000 at December 31, 2003.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE M - BUSINESS COMBINATION

On March 12, 2003, the Company entered into an “Agreement and Plan of Reorganization and Merger” with Centennial Bank of Southern Pines, North Carolina. The acquisition was approved at the annual shareholders’ meeting on July 22, 2003 and the transaction took place effective with the close of business on August 29, 2003. Centennial Bank shareholders could elect to receive $10.11 in cash for each share of Centennial Bank stock they owned, exchange each share of Centennial Bank stock for 0.9323 shares of Crescent Financial Corporation stock or receive 50% in cash and 50% in stock. As a result of the acquisition, the Company paid $4.4 million for shares exchanged for cash and has issued 405,502 additional shares of stock. The acquisition was accounted for using the purchase method of accounting, with the operating results of Centennial Bank subsequent to August 29, 2003 included in the Company’s consolidated financial statements.

The following table reflects the unaudited proforma combined results of operations for the years ended December 31, 2003 and 2002, assuming the acquisition had occurred at the beginning of fiscal year 2002.

	2003	2002
Net interest income	$8,788,195	$7,645,906
Net income	1,596,349	1,303,823

Net income per share:
Basic	$0.55	$0.55
Diluted	0.53	0.53

The proforma net income for the year ended December 31, 2003 does not reflect approximately $681,000 in merger related costs incurred by Centennial Bank. In management’s opinion, these unaudited results are not necessarily indicative of what actual combined results of operations might have been if the acquisition had been effective at the beginning of fiscal 2002.

A summary of the total purchase price of the transaction is as follows (in thousands):

Fair value of 405,502 shares of common stock issued	$4,396
Cash paid for shares	4,427
Fair value of options granted to Centennial shareholders	217
Transaction costs	325

Total	$9,365

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE M - BUSINESS COMBINATION (Continued)

A summary of the estimated value of the assets acquired and liabilities assumed is as follows (in thousands):

Cash	$840
Investment securities available for sale	5,355
Federal funds sold	870
Loans, net	56,747
Federal Home Loan Bank stock, at cost	207
Core deposit intangible	209
Goodwill	3,600
Premises and equipment	427
Deferred income tax assets, net	1,149
Other assets	537
Deposits	(57,317)
Borrowings	(2,517)
Accrued expenses and other liabilities	(742)

Total purchase price	$9,365

NOTE N - REGULATORY MATTERS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

The Bank, as a North Carolina banking corporation, may pay dividends to the Company only out of undivided profits as determined pursuant to North Carolina General Statutes Section 53-87. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure the financial soundness of the bank.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE N - REGULATORY MATTERS (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003 and 2002, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the Federal Deposit Insurance Corporation categorized Crescent State Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank’s category. The Banks’ actual capital amounts and ratios as of December 31, 2003 and 2002 are presented in the table below.

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions
As of December 31, 2003:	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Total Capital (to Risk-Weighted Assets)	$29,148	12.11%	$19,261	8.00%	$24,077	10.00%
Tier I Capital (to Risk-Weighted Assets)	26,135	10.85%	9,631	4.00%	14,446	6.00%
Tier I Capital (to Average Assets)	26,135	9.86%	10,601	4.00%	13,251	5.00%

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions
As of December 31, 2002:	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Total Capital (to Risk-Weighted Assets)	$14,391	10.00%	$11,512	8.00%	$14,391	10.00%
Tier I Capital (to Risk-Weighted Assets)	12,680	8.81%	5,756	4.00%	8,634	6.00%
Tier I Capital (to Average Assets)	12,680	7.38%	6,876	4.00%	8,595	5.00%

The Company is also subject to these requirements. At December 31, 2003, the Company’s total capital to risk-weighted assets, Tier I capital to risk-weighted assets and Tier I capital to average assets were 12.95%, 11.70% and 10.63%, respectively.

NOTE O - OFF-BALANCE SHEET RISK

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

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE O - OFF-BALANCE SHEET RISK (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management’s credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit.

A summary of the contract amount of the Bank’s exposure to off-balance sheet credit risk as of December 31, 2003 is as follows (amounts in thousands):

Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$29,924
Undisbursed equity lines of credit	20,588
Financial standby letters of credit	1,549

NOTE P - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments include cash and due from banks, interest-earning deposits with banks, federal funds sold, investment securities, loans, Federal Home Loan Bank stock, investment in life insurance, accrued interest receivable, accrued interest payable, deposit accounts, borrowings, and trust preferred securities. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE P - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

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

Investment in Life Insurance

The carrying value of life insurance approximates fair value because this investment is carried at cash surrender value, as determined by the insurers.

Deposits

The fair value of demand deposits, savings, money market and NOW accounts is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using the rates currently offered for instruments of similar remaining maturities.

Borrowings and Trust Preferred Securities

The fair value of borrowings and trust preferred securities are based upon the discounted value when using current rates at which borrowings of similar maturity could be obtained.

Accrued Interest Receivable and Accrued Interest Payable

The carrying amounts of accrued interest receivable and payable approximate fair value, because of the short maturities of these instruments.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE P - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The carrying amounts and estimated fair values of the Company’s financial instruments, none of which are held for trading purposes, are as follows at December 31, 2003 and 2002:

	2003		2002
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:
Cash and due from banks	$6,613,091	$6,613,091	$9,460,820	$9,460,820
Interest-earning deposits with banks	438,066	438,066	80,592	80,592
Federal funds sold	—	—	16,691,000	16,691,000
Investment securities	36,994,920	36,994,920	28,287,395	28,287,395
Federal Home Loan Bank stock	950,000	950,000	500,000	500,000
Loans, net	213,441,507	213,886,000	123,961,641	125,213,000
Investment in life insurance	5,072,688	5,072,688	—	—
Accrued interest receivable	964,376	551,799	551,799	551,799
Other assets	712,500	712,500	125,000	125,000

Financial liabilities:
Deposits	218,614,956	218,515,000	153,105,470	153,062,000
Borrowings	21,002,546	20,807,546	10,000,000	8,869,000
Trust preferred securities	8,000,000	8,011,000	—	—
Accrued interest payable	343,252	343,252	217,067	217,067

NOTE Q - EMPLOYEE AND DIRECTOR BENEFIT PLANS

Stock Option Plans

During 1999 the Company adopted, with shareholder approval, an Employee Stock Option Plan (the “Employee Plan”) and a Director Stock Option Plan (the “Director Plan”). During 2002, with shareholder approval, the Company amended the Employee plan to increase the number of shares available under the plan. As amended, the employee plan makes available options to purchase 203,694 shares of the Company’s common stock while the Director plan makes available options to purchase 139,218 shares of the Company’s common stock. The weighted-average exercise price of all options granted to date is $6.98. Certain of the options granted under the Director Plan vested immediately at the time of grant. All other options granted vested twenty-five percent at the grant date, with the remainder vesting over a three-year period. All unexercised options expire ten years after the date of grant. A summary of the Company’s option plans as of and for the years ended December 31, 2003 and 2002 is as follows:

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE Q - EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

	Shares Available for Future Grants	Outstanding Options
		Number Outstanding	Weighted Average Exercise Price
At December 31, 2001	1,856	318,347	$6.89
Options authorized	74,147	—	—
Options granted/vested	(18,400)	18,400	8.42
Options exercised	—	(2,911)	6.87
Options forfeited	14,036	(14,036)	6.90

At December 31, 2002	71,639	319,800	6.98
Options acquired	26,420	136,335	8.04
Options granted/vested	(24,000)	24,000	12.41
Options exercised	—	(54,190)	8.28
Options forfeited	12,773	(12,773)	8.87

At December 31, 2003	86,832	413,172	$7.82

There were 390,369 and 292,172 exercisable options outstanding at December 31, 2003 and 2002, respectively, with weighted average exercise prices of $7.82 and $6.98, respectively.

The range of exercise prices for options outstanding at December 31, 2003 was $6.87 to $12.41. The weighted average remaining contractual life of those options was 74 months.

Supplemental Retirement

During 2003, the Bank adopted a Supplemental Executive Retirement Plan (SERP) for its senior executives. The Company has purchased life insurance policies in order to provide future funding of benefit payments. Plan benefits will accrue and vest during the period of employment and will be paid in monthly benefit payments over the officer’s remaining life commencing with the officer’s retirement at any time after attainment of age sixty-five. Benefits will accrue based upon the performance of the underlying life insurance policies both during employment and after retirement. During 2003, expense attributable to this plan amounted to $18,242.

Defined Contribution Plan

The Company sponsors a contributory profit-sharing plan which provide for participation by substantially all employees. Participants may make voluntary contributions resulting in salary deferrals in accordance with Section 401(k) of the Internal Revenue Code. The plans provide for employee contributions up to $12,000 of the participant’s annual salary and an employer contribution of 100% matching of the first 3% of pre-tax salary contributed by each participant and 50% matching on the next 2% of pre-tax salary contributed by each participant. The Bank may make additional discretionary profit sharing contributions to the plan on behalf of all participants; however, no such discretionary contributions have been made. Amounts deferred above the first 5% of salary are not matched by the Bank. Expenses related to these plans for the years ended December 31, 2003 and 2002 were $70,206 and $53,793, respectively.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE Q - EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

Employment Agreements

The Company has entered into employment agreements with certain of its executive officers to ensure a stable and competent management base. The agreements provide for benefits as spelled out in the contracts and cannot be terminated by the Board of Directors, except for cause, without prejudicing the officers’ rights to receive certain vested rights, including compensation. In the event of a change in control of the Company, as outlined in the agreements, the acquirer will be bound to the terms of the contracts.

NOTE R - SALE OF COMMON STOCK

The Company completed the sale of 690,000 shares of its common stock at $9.25 per share on August 20, 2002. Expenses associated with the sale amounted to $569,688 resulting in net proceeds from the offering of $5,812,812. Additionally during the year, the Company sold 412 shares of its common stock for $10.00 per share.

NOTE S - PARENT COMPANY FINANCIAL DATA

Following is the condensed financial statement of Crescent Financial Corporation as of and for the years ended December 31, 2003 and 2002:

Condensed Statements of Financial Condition

December 31, 2003 and 2002

	2003	2002
ASSETS
Cash and due from banks	$2,892,701	$4,640,941
Investment in subsidiaries	30,355,520	13,088,926
Other assets	159,862	2,121

TOTAL ASSETS	$33,408,083	$17,731,988

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Accrued Interest Payable	$123,372	$—
Due to Centennial Shareholders	884,610	—
Accrued expenses and other liabilities	2,201	—
Subordinated debentures	8,248,000	—

TOTAL LIABILITIES	9,258,183	—

Stockholders’ equity:
Common stock	2,924,429	2,143,249
Additional paid-in capital	18,884,505	14,604,591
Retained earnings	2,229,984	575,267
Accumulated other comprehensive income	110,982	408,881

TOTAL STOCKHOLDERS’ EQUITY	24,149,900	17,731,988

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$33,408,083	$17,731,988

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE S - PARENT COMPANY FINANCIAL DATA (Continued)

Condensed Statements of Operations

Years Ended December 31, 2003 and 2002

	2003	2002
Equity in earnings of subsidiaries	$1,651,574	$1,217,903
Interest income	49,453	35,049
Management fees	135,000	24,931
Interest expense	(130,796)	—
Other operating expenses	(47,914)	(49,725)
Income tax expense	(2,600)	—

Net income	$1,654,717	$1,228,158

Condensed Statements of Cash Flows

Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:
Net income	$1,654,717	$1,228,158
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Amortization	6,968	—
Equity in earnings of Crescent State Bank	(1,651,573)	(1,217,903)
Changes in assets and liabilities:
Increase in other assets	(164,709)	(2,121)
Increase in accrued interest payable	123,372	—
Increase in accrued expenses and other liabilities	2,201	—

Net cash provided (used) by operating activities	(29,024)	8,134

Cash flows from investing activities:
Investment in Subsidiaries	(11,300,269)	(1,200,000)

Net cash used by investing activities	(11,300,269)	(1,200,000)

Cash flows from financing activities:
Net proceeds from issuance of common stock	—	5,817,344
Proceeds from exercise of stock options	448,437	19,995
Due to Centennial Shareholders	884,610	—
Proceeds from issuance of subordinated debentures	8,248,000	—
Cash paid in lieu of fractional shares	6	(4,532)

Net cash provided by financing activities	9,581,053	5,832,807

Net increase (decrease) in cash and cash equivalents	(1,748,240)	4,640,941
Cash and cash equivalents, beginning	4,640,941	—

Cash and cash equivalents, ending	$2,892,701	$4,640,941

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE T - SUPPLEMENTAL DISCLOSURE FOR STATEMENT OF CASH FLOWS

	2003	2002
Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest	$3,499,458	$3,188,077
Income taxes	1,483,200	276,836
Supplemental Disclosure of Noncash Investing and Financing Activities:
Transfer of loans to foreclosed assets	$160,400	$340,852
Increase (decrease) in fair value of securities available for sale, net of tax	(297,899)	221,302

Acquisition of Centennial Bank in 2003:

Centennial Bank
Assets acquired:
Cash	$839,874
Investment securities	5,354,823
Federal funds sold	870,000
Loans, net	56,746,518
Federal Home Loan Bank stock	206,900
Premises and equipment	427,499
Goodwill	3,600,298
Other intangible assets	209,012
Deferred income tax assets, net	1,149,500
Other assets	537,472

Total assets acquired	69,941,896

Liabilities assumed:
Deposits	57,317,119
Borrowings	2,517,410
Accrued expenses and other liabilities	742,446

Total liabilities assumed	60,576,975

Equity adjustment	4,612,651

Cash consideration paid (received)	$4,752,270

Net cash paid (received) in acquisition	$3,912,396

Crescent Financial Corporation and Subsidiaries

Management and Bank Personnel

BOARD OF DIRECTORS

Bruce I. Howell Chairman President Emeritus, Wake Technical Community College	Brent D. Barringer Attorney and Partner, Barringer Law Firm, LLP	Michael G. Carlton President and CEO, Crescent Financial Corporation

Joseph S. Colson, Jr. Retired from Lucent Technologies, Inc.	James A. Lucas, CPA Partner, James A. Lucas and Company, LLP CPA’s	Kenneth A. Lucas President and CEO, TarHeel Companies of North Carolina, Inc.

Sheila Hale Ogle Owner and CEO, Media Research Planning & Placement, Inc.	Francis R. Quis Owner and President, Quis Machinery, Inc.	Jon S. Rufty Owner and President, Rufty Custom Built Homes, Inc.

Stephen K. Zaytoun President, Zaytoun & Associates, Inc.

SENIOR EXECUTIVE OFFICERS

Michael G. Carlton President and Chief Executive Officer	Bruce W. Elder Senior Vice President and Chief Financial Officer	Thomas E. Holder, Jr. Senior Vice President and Senior Commercial Lender

CORPORATE OFFICERS

James F. Bryd Senior Vice President	Douglas M. Gay Senior Vice President	W. Bruce Lawson Senior Vice President

Jonathan H. Taylor Senior Vice President	Mark J. Bolebruch Vice President	William A. Bullard Vice President

Deborah C. Carter Vice President	Debra D. Edwards Vice President	William F. Greene Vice President

Larry G. Holt Vice President	Linda D. Lee Vice President	Lesa C. Lindsay Vice President

Alexander W. Macklin V Vice President	Wanda S. Markuson Vice President	Deborah L. McLamb Vice President

Robert L. Myers, Jr. Vice President	William L. Riggsbee Vice President	Paula M. Bouchard Assistant Vice President

Tracy A. Bureau Assistant Vice President	Erica L. Gilchrist Assistant Vice President	Kevin H. Dail Assistant Vice President

Laura E. Edwards Assistant Vice President		Lewyn M. Hayes III Assistant Vice President

Crescent Financial Corporation and Subsidiaries

Market For The Common Stock

Crescent Financial Corporation’s stock is listed on the NASDAQ Small Capital Market under the symbol “CRFN.” There were 2,924,429 shares outstanding at December 31, 2003 owned by approximately 2,200 shareholders. The table below lists the high and low prices at which trades were completed during each quarter. The Company’s stock is considered thinly traded with only a few thousand shares traded, on average, per month.

	Low (1)	High (1)
January 1, 2002 to March 31, 2002	$6.80	$10.87
April 1, 2002 to June 30, 2002	7.17	10.43
July 1, 2002 to September 30, 2002	7.97	8.70
October 1, 2002 to December 31, 2002	7.39	10.00
January 1, 2003 to March 31, 2003	9.02	10.43
April 1, 2003 to June 30, 2003	10.07	11.25
July 1, 2003 to September 30, 2003	10.40	12.39
October 1, 2003 to December 31, 2003	12.20	13.85

(1)	The 2002 prices quoted above have been adjusted to reflect the effect of the 15% stock dividend paid in 2003.

Crescent Financial Corporation and Subsidiaries

General Corporate Information

Office Locations

Main Branch and Corporate Offices 1005 High House Road Cary, NC 27513	Kildaire Farm Branch 1155 Kildaire Farm Road Cary, NC 27511	Apex Branch 303 South Salem Street Apex, NC 27502

Clayton Branch 315 East Main Street Clayton, NC 27520	Holly Springs Branch 700 Holly Springs Road Holly Springs, NC 27540	Pinehurst Branch 211-M Central Park Avenue Pinehurst, NC 28374

Southern Pines Branch 185 Morganton Road Southern Pines, NC 27378		Sanford Loan Production Office Simpson Executive Center Suite 305, 503 Carthage Street Sanford, NC 27330

Regulatory and Securities Counsel

Gaeta & Associates, P.A.

8305 Falls of Neuse Road

Suite 203

Raleigh, NC 27615

Stock Transfer Agent First Citizens Bank 100 East Tryon Road Raleigh, NC 27603 (919) 716-2003	Independent Auditors Dixon Hughes PLLC P.O. Box 70 Sanford, NC 27331-0070

Annual Shareholders’ Meeting

The Annual Meeting of the shareholders of Crescent Financial Corporation will be held at 3:00 p.m., Tuesday, April 27, 2004, at MacGregor Downs Country Club, 430 St. Andrews Lane, Cary, North Carolina 27511.

Form 10-KSB

Copies of Crescent Financial Corporation’s 2003 Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission may be obtained by shareholders at no charge by writing: Bruce W. Elder, Senior Vice President and Controller, Crescent Financial Corporation, 1005 High House Road, Cary, NC 27513.

This annual report serves as the annual financial disclosure statement furnished pursuant to the Federal Deposit Insurance Corporation’s rules and regulations. This statement has not been reviewed or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.